Exhibit (A)(1)(A)

OFFER TO PURCHASE FOR CASH

Any and All of the Outstanding Shares of Common Stock

of

GOLDEN TELECOM, INC.

at

$105.00 Net Per Share

by

LILLIAN ACQUISITION, INC.

a Wholly Owned Subsidiary

of

VIMPELCOM FINANCE B.V.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FEBRUARY 15, 2008, UNLESS THE OFFER IS EXTENDED BY

LILLIAN ACQUISITION, INC.

Lillian Acquisition, Inc., a Delaware corporation (“Merger Sub” or “we”), and a wholly owned subsidiary of VimpelCom Finance B.V., a private company with limited liability incorporated under the laws of The Netherlands (“Parent”), is offering to purchase, at a price of $105.00 per share in cash without interest (and less any amounts required to be deducted and withheld under any applicable law), any and all outstanding shares of common stock, par value $0.01 per share, of Golden Telecom, Inc., a Delaware corporation (the “Company”), on the terms and subject to the conditions specified in this offer to purchase and related letter of transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”). There is no financing condition to the Offer. The Offer is subject to the condition that there shall have been validly tendered and not validly withdrawn before the Offer expires a number of shares of the Company’s common stock which represents at least 63.3% of the total number of outstanding shares of the Company’s common stock on the Expiration Date, and certain other conditions described in “The Tender Offer—Section 11. Certain Conditions to the Offer.”

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 21, 2007, among Parent, Merger Sub and the Company (the “Merger Agreement”), pursuant to which, after the Offer is consummated and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”) with the Company as the surviving corporation.

The board of directors of the Company, upon the unanimous recommendation of its special committee of independent directors, has determined that the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and its stockholders, including stockholders of the Company unaffiliated with Parent, approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and recommends that the Company’s stockholders accept the Offer, tender their shares of the Company’s common stock into the Offer, and if a vote is required under Delaware law, vote to approve and adopt the Merger and the Merger Agreement.

THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF GOLDEN TELECOM, INC. EACH UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF SHARES OF COMMON STOCK ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK INTO THE OFFER.

If you wish to tender all or any of your shares of the Company’s common stock prior to the expiration of the Offer, you should either complete and sign the letter of transmittal in accordance with the instructions in the letter of transmittal included with this offer to purchase, mail or deliver the letter of transmittal and any other required documents to Citibank, N.A., the Depositary for the Offer, and deliver the certificates for such shares of the Company’s common stock to the Depositary along with the letter of transmittal, or tender such shares of the Company’s common stock pursuant to the procedures for book-entry transfers set forth in “The Tender Offer—Section 3. Procedures for Tendering Shares of the Company’s Common Stock,” or request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you have shares of the Company’s common stock registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your shares of the Company’s common stock. A stockholder who desires to tender shares of the Company’s common stock into the Offer and whose certificates representing such shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such shares into the Offer by following the procedures for guaranteed delivery set forth in “The Tender Offer—Section 3. Procedures for Tendering Shares of the Company’s Common Stock.”

Any questions and requests for assistance may be directed to D.F. King & Co., Inc, the Information Agent for the Offer, at its address and telephone number set forth on the back cover of this offer to purchase. Additional copies of this offer to purchase, the letter of transmittal, the notice of guaranteed delivery and other related materials may be obtained from the Information Agent.

This offer to purchase and the related letter of transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

January 18, 2008

i

SUMMARY TERM SHEET

Lillian Acquisition, Inc. (which we refer to as Merger Sub) is offering to purchase any and all of the outstanding shares of the Company’s common stock for $105.00 per share in cash without interest (and less any amounts required to be deducted and withheld under any applicable law). The following are some of the questions that you, as a stockholder of the Company, may have and answers to those questions. We urge you to carefully read the remainder of this offer to purchase and the related letter of transmittal because the information in this summary is not complete and additional important information is contained elsewhere in this offer to purchase and the related letter of transmittal.

Who Is Offering to Buy My Securities?

The offer to purchase the outstanding common stock of the Company is being made by Merger Sub, a wholly owned subsidiary of Parent that was formed on December 10, 2007. Merger Sub was formed solely for the purposes of effecting the Offer and the Merger and the transactions related thereto. Merger Sub has not engaged in any business except in furtherance of these purposes. Parent is a private company with limited liability incorporated under the laws of The Netherlands. Parent is owned directly by Open Joint Stock Company “Vimpel-Communications”, which we refer to as VimpelCom. VimpelCom is an open joint stock company formed under the laws of Russia.

See “The Tender Offer—Section 8. Certain Information Concerning Merger Sub, Parent and their Affiliates.”

If the conditions to the Offer (including the Minimum Condition described below under “What Are the Most Important Conditions to the Offer?”) are satisfied or waived as of the expiration date of the Offer, Merger Sub will purchase all shares of the Company’s common stock validly tendered and not validly withdrawn pursuant to the Offer.

What are the Securities Sought in the Offer?

Merger Sub is seeking to purchase all of the outstanding common stock of the Company including shares of common stock that may be issued upon the exercise of existing stock options. See “Introduction” and “The Tender Offer—Section 1. Terms of the Offer; Expiration Date.”

How Much Are You Offering to Pay and What Is the Form of Payment? Will I Have to Pay any Fees or Commissions?

Merger Sub is offering to pay an offer price of $105.00 in cash without interest (and less any amounts required to be deducted and withheld under any applicable law), for each share of the Company’s common stock. If you are the record owner of your shares of the Company’s common stock and you tender your shares into the Offer, you will not have to pay brokerage fees or similar expenses. If you own your shares of the Company’s common stock through a broker or other nominee and your broker or nominee tenders your shares of the Company’s common stock on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “The Tender Offer—Section 3. Procedures for Tendering Shares of the Company’s Common Stock.”

Why Are You Making the Offer?

Merger Sub is making the Offer in order to obtain control of, and acquire all of the outstanding shares of the Company’s common stock. See “Special Factors—Purposes and Reasons of Parent, Merger Sub and VimpelCom.”

What Are the Most Significant Conditions to the Offer?

Merger Sub will not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission, pay for any tendered shares of the Company’s common stock and, subject to the terms of the Merger Agreement, may terminate or amend the Offer, unless there have been validly tendered and not validly withdrawn before the Offer expires a number of shares of the Company’s common stock which, when added to any shares of common stock already owned by Parent and its subsidiaries, represents at least 63.3% of the total number of outstanding shares of the Company’s common stock on the expiration date of the Offer. We refer to this condition as the “Minimum Condition.” The Minimum Condition was set at 63.3% of the total number of outstanding shares of the Company’s common stock to provide that Merger Sub, upon consummation of the Offer, would own a majority of outstanding common stock of the Company on a fully diluted basis and to comply with the provisions of a Shareholders Agreement. to which the Company and certain of its significant stockholders are a party. See “Special Factors—Certain Relationships Between Parent, Merger Sub, VimpelCom and the Company—Agreements Involving the Company’s Securities: Shareholders Agreement.”

The Offer is subject to several other conditions, including receipt of a waiver from the lenders under the Company’s existing credit facility and the receipt of certain regulatory approvals. See “The Tender Offer—Section 11. Certain Conditions to the Offer.” There is no financing condition to the Offer.

Do You Have the Financial Resources to Make Payment?

We estimate that approximately $4.35 billion is required to purchase the maximum amount of securities sought in the Offer and the Merger through payments to the Company’s stockholders and holders of other equity-based interests in the Company. Such amounts are expected to come from $200 million on deposit in an escrow account and security account funded at the time the Merger Agreement was executed, and an intercompany loan to Merger Sub from VimpelCom. Merger Sub has received a debt commitment letter from VimpelCom for loans in an aggregate principal amount of up to $4.35 billion. We expect VimpelCom to fund these loans from cash on hand and from a new $3.5 billion credit facility for which VimpelCom has received a debt commitment letter from a consortium of banks. Funding of the bank financing is subject to the satisfaction of the conditions set forth in the debt commitment letter and in the definitive financing documents pursuant to which the bank financing will be provided and funding under the commitment letter from VimpelCom to Merger Sub is subject to completion of documentation and receipt of corporate approvals. See “The Tender Offer—Section 9. Source and Amount of Funds.” Merger Sub’s obligation to consummate the Offer and the Merger pursuant to the Merger Agreement is not conditioned on Merger Sub obtaining sufficient financing under the debt commitment letter from VimpelCom or VimpelCom obtaining financing under the debt commitment letter from its consortium of bank lenders. However, Merger Sub would not have the funds to consummate the Offer or the Merger if it does not obtain the financing contemplated by these financing commitments (or alternative financing). See “The Tender Offer—Section 9. Source and Amount of Funds.” If Merger Sub does not consummate the Offer as required in accordance with the terms of the Merger Agreement, under certain circumstances where the financing is not available, Parent or Merger Sub may be required to pay a reverse termination fee to the Company (which amount will constitute liquidated damages and not a penalty). See “Special Factors—The Merger Agreement—Termination Fees.”

How Long Do I Have to Decide Whether to Tender into the Offer?

You will initially have until 12:00 midnight, New York City time, on February 15, 2008, to decide whether to tender your shares of the Company’s common stock into the Offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this offer to purchase. See “The Tender Offer—Section 3. Procedures for Tendering Shares of the Company’s Common Stock.”

Can the Offer Be Extended and Under What Circumstances?

Merger Sub will extend the expiration date of the Offer on one or more occasions for periods of up to 20 business days, as Merger Sub shall determine, (x) if, at any scheduled expiration date, any of the conditions to the Offer have not been satisfied or waived by Merger Sub, or (y) unless otherwise agreed with the Company, even if all of the conditions to the Offer have been satisfied or waived, if the “Financing Documentation Deadline” has not occurred; provided that if all of the Offer conditions have been satisfied or waived by Merger Sub for at least 10 business days, other than the Minimum Condition then Merger Sub will not be required to extend the Offer or the expiration date of the Offer beyond May 19, 2008. In no event will Merger Sub be required to extend the Offer or the expiration date of the Offer beyond June 21, 2008, or in certain circumstances July 7, 2008 (such date, as may be extended, we call the “Outside Date”). The “Financing Documentation Deadline” is February 28, 2008, unless (in the reasonable judgment of VimpelCom after taking advice from external legal counsel), based upon the book value of VimpelCom’s assets as of December 31, 2007 determined in accordance with Russian accounting standards, the approval of the shareholders of VimpelCom is required under applicable Russian law to approve VimpelCom entering into a definitive loan agreement for the purpose of funding the Offer, the Merger and other transactions contemplated by the Merger Agreement, in which case the “Financing Documentation Deadline” will be April 10, 2008. Merger Sub may, in its sole discretion, elect to provide a “subsequent offering period” in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (or the Exchange Act). Merger Sub reserves its right to provide a subsequent offering period, but has not currently determined whether it will provide a subsequent offering period. See “The Tender Offer—Section 1. Terms of the Offer; Expiration Date.”

How Will I Be Notified if the Offer Is Extended?

If Merger Sub extends the Offer, it will inform Citibank, N.A., the Depositary for the Offer, of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

What Does the Company’s Board of Directors Think of the Offer?

The special committee of the Company’s board of directors unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and its stockholders, including stockholders of the Company unaffiliated with Parent, and recommended to the Company’s board of directors that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, be approved and declared advisable by the Company’s board of directors. The special committee is a committee of the Company’s board of directors comprised of directors who are not affiliated with Altimo or Telenor ASA (which we refer to as Telenor), which are, through affiliates, significant stockholders of both the Company and VimpelCom. The special committee was formed for the purpose of considering any business transaction proposed by VimpelCom. The board of directors of the Company, upon the unanimous recommendation of the special committee of independent directors, has determined that the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and its stockholders, including stockholders of the Company unaffiliated with Parent, approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and recommends that the Company’s stockholders accept the Offer, tender their shares of the Company’s common stock into the Offer, and if a vote is required under Delaware law, vote to approve and adopt the Merger and the Merger Agreement and the transactions contemplated thereby, including the Merger. See “Special Factors—Position of the Company Regarding the Fairness of the Offer and the Merger.”

Do any Stockholders of the Company have Interests in the Offer and the Merger that are Different than the Interests of other Stockholders?

Altimo and Telenor which are, through affiliates, significant stockholders of both the Company and VimpelCom have interests in the Offer and the Merger that are different from the Company’s unaffiliated stockholders generally, as described in more detail under “Special Factors—Interests of Altimo and Telenor in the Offer and the Merger.”

Have any Stockholders Agreed to Tender Their Shares?

As of the date of this Offer to Purchase, no stockholders of the Company have entered into any agreement to tender their shares into the Offer. In an amendment to its Schedule 13D filed with the SEC on December 26, 2007, however, Altimo (and certain of its affiliates) publicly disclosed their then current intention to tender and sell their shares of the Company’s common stock to Merger Sub pursuant the Offer, subject to consideration of the actual terms of the Offer and the circumstances existing at the time of the expiration of the Offer. Telenor has informed the Company that Telenor has not yet formed an intention as to whether it will tender and sell its shares of the Company’s common stock to Merger Sub pursuant to the Offer, nor has Telenor made any recommendation in support of or in opposition to the transaction. Telenor has informed the Company that, prior to the expiration of the Offer, Telenor will determine whether to tender and sell its shares of the Company’s common stock to Merger Sub pursuant to the Offer.

How Do I Tender My Shares of the Company’s Common Stock?

To tender your shares of the Company’s common stock into the Offer, you must deliver the certificates evidencing your shares, together with a completed letter of transmittal, to the Depositary, not later than the time the Offer expires. If your shares of the Company’s common stock are held in street name (that is, through a broker, dealer or other nominee), the shares can be tendered by your nominee through The Depository Trust Company, or DTC. If you are not able to deliver any required items to the Depositary by the expiration of the Offer, you may get extra time to do so by having a broker, bank or other fiduciary who is a member of the Securities Transfer Agent Medallion Program or other eligible institution guarantee that the missing items will be received by the Depositary within three Nasdaq Global Select Market, or NASDAQ, trading days. However, the Depositary must receive the missing items within that three trading day period after the expiration of the Offer or you will not be able to tender your shares of the Company’s common stock into the Offer. See “The Tender Offer—Section 3. Procedures for Tendering Shares of the Company’s Common Stock.”

If I Accept the Offer, When and How Will I Get Paid?

If the conditions to the Offer as set forth in the Introduction and under the caption “The Tender Offer—Section 11. Certain Conditions to the Offer” are satisfied or waived and Merger Sub consummates the Offer and accepts your shares of the Company’s common stock for payment, it will pay you an amount equal to the number of shares you tendered multiplied by $105.00 in cash without interest (and less any amounts required to be deducted and withheld under any applicable law), promptly following expiration of the Offer. See “The Tender Offer—Section 2. Acceptance for Payment and Payment for Shares of the Company’s Common Stock.”

Until What Time Can I Withdraw Previously Tendered Shares of the Company’s Common Stock?

You can withdraw previously tendered shares of the Company’s common stock at any time prior to the expiration date of the Offer, as extended, and, unless theretofore accepted for payment by Merger Sub pursuant to the Offer, you may also withdraw your shares at any time after March 18, 2008. This right to withdraw will not apply to any subsequent offering period after the expiration of the Offer. See “The Tender Offer—Section 1. Terms of the Offer; Expiration Date.”

How Do I Withdraw Previously Tendered Shares of the Company’s Common Stock?

To withdraw previously tendered shares of the Company’s common stock you must deliver a written notice of withdrawal, or a facsimile thereof, with the required information to the Depositary prior to the expiration of the Offer.

What is the Top-Up Option and When Could it be Exercised?

Immediately following acceptance for payment of shares of the Company’s common stock tendered into the Offer, the Company has agreed, subject to certain conditions, to grant Merger Sub an option to purchase (the “Top-Up Option”), at a price per share equal to the offer price, a number of newly issued shares of the Company’s common stock (the “Top-Up Shares”) equal to the number of shares that, when added to the number of shares owned, directly or indirectly, by Parent or Merger Sub at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the total shares that would be outstanding immediately after the issuance of all shares of the Company’s common stock subject to the Top-Up Option. The purchase price per share for any shares of the Company’s common stock purchased by Merger Sub under the Top-Up Option would be equal to the price paid per share in the Offer. The purchase price may be paid by means of a promissory note, which we expect would be canceled in connection with the Merger. The Top-Up Option may be exercised by Merger Sub, in whole or in part, at any time on or after the expiration of the Offer and on or prior to the fifth business day after the expiration date of the Offer or the expiration date of any subsequent offering period; provided, however, that the obligation of the Company to deliver Top-Up Shares upon the exercise of the Top-Up Option is subject to certain conditions, including that prior to the exercise of the Top-Up Option, Parent and Merger Sub own at least 80% of the total number of shares of the Company’s common stock then outstanding. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Merger Sub to effect a “short-form” merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured because of Merger Sub’s ownership of a majority of the shares of the Company’s common stock following completion of the Offer.

Will the Offer Be Followed by a Merger If Not All the Shares of the Company Are Tendered into the Offer?

If the Offer is completed, Merger Sub will merge with and into the Company, with the Company surviving. If after the purchase of shares pursuant to the Offer and any subsequent offering period and/or exercise of the Top-Up Option, Merger Sub owns at least 90% of the outstanding shares of the Company’s common stock, then once the other conditions to completion of the Merger are satisfied or waived, Merger Sub will merge with and into the Company in a “short-form” merger pursuant to applicable Delaware law, which will not require a vote of the Company’s stockholders. However, if after the purchase of shares pursuant to the Offer and any subsequent offering period and/or exercise of the Top-Up Option, Merger Sub owns less than 90% of the outstanding shares of the Company’s common stock, the Company will call a special meeting of stockholders to vote upon the Merger or solicit written consents approving the Merger and the Merger Agreement, and Parent will cause Merger Sub to vote all of the shares of the Company’s common stock owned by it to approve the Merger and the Merger Agreement. Following that vote and satisfaction or waiver of the other conditions to completion of the Merger, Merger Sub will then merge with and into the Company. Following the purchase by Merger Sub of a number of shares of the Company’s common stock pursuant to the Offer that satisfies the Minimum Condition, Merger Sub expects that the vote in favor of the Merger will be assured. The Merger Agreement is more fully described in “Special Factors—Purposes, Reasons and Plans for Company after the Merger.”

Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Parent and, except as otherwise provided in the Merger Agreement, all of the stockholders of the Company who did not tender their shares into the Offer and who do not properly demand and perfect appraisal rights under Delaware law, will receive merger consideration of $105.00 per share of the Company’s common stock in cash without interest (and less any amounts required to be deducted and withheld under any applicable law). Depending upon whether the Merger can be effected as a short-form merger, the merger process may take several days to several months to complete following completion of the Offer, and if you do not tender your shares into the Offer you will not receive such cash payment in respect of shares not tendered into the Offer until the completion of the Merger. See “Special Factors—Purposes, Reasons and Plans for Company after the Merger;” “Special Factors—Certain Effects of the Offer and the Merger;” and “Special Factors—The Merger Agreement.”

If I Decide Not to Tender, How Will the Offer Affect My Shares?

If you decide not to tender your shares of the Company’s common stock into the Offer and the Merger is consummated, you will subsequently receive the same amount of cash per share of the Company’s common stock that you would have received had you tendered your shares into the Offer, without any interest (and less any amounts required to be deducted and withheld under any applicable law), except to the extent you properly demand and perfect your rights to appraisal under Delaware law. Therefore, if the Merger is consummated, the only difference to you between tendering your shares of the Company’s common stock and not tendering your shares of the Company’s common stock is that you will be paid earlier if you tender your shares, unless you seek an appraisal for your shares. If you properly demand and perfect your rights to appraisal under Delaware law, you may receive a different amount from the consideration being paid in the Merger. If you decide to tender your shares of the Company’s common stock into the Offer and Merger Sub purchases the tendered shares, but the Merger does not occur, there may be so few remaining holders of shares of the Company’s common stock that the shares will no longer be eligible to be traded through NASDAQ and there may not be an active public trading market for the shares, and this may affect the prices at which your shares trade.

Will I Have the Right to Have My Shares of the Company’s Common Stock Appraised?

No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, the Company’s stockholders whose shares have not been purchased by Merger Sub pursuant to the Offer, and have not voted in favor of the Merger will have certain rights under Section 262 of the General Corporation Law of the State of Delaware, or the DGCL, to demand appraisal of, and to receive payment in cash of the fair value of, their shares. The Company’s stockholders that perfect these rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Company. Any such judicial determination of the fair value of shares of the Company’s common stock could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the shares, including asset values and the investment value of the shares. The value so determined could be more or less than the price paid by Merger Sub pursuant to the Offer. You should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to fair value under Section 262 of the DGCL. If any stockholder of the Company who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the shares of such holder will be converted into the right to receive $105.00 per share in cash without interest (and less any amounts required to be deducted and withheld under any applicable law) in accordance with the Merger Agreement.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any available appraisal rights, and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached as Schedule B to this Offer to Purchase.

How Will My Outstanding Options, Stock Appreciation Rights, Restricted Shares and other Equity Awards Be Treated in the Offer and the Merger?

Options to acquire the Company’s common stock may not be tendered into the Offer. If you wish to tender shares of the Company’s common stock subject to options, you must first exercise your options (to the extent exercisable) in accordance with their terms in sufficient time to tender the shares received into the Offer.

In connection with the Offer, all options, stock appreciation rights or other equity awards that are settled in or relate to the Company’s common stock (other than restricted shares) held by any current, former or retired employee, officer, consultant, independent contractor or director of the Company or any of its subsidiaries under any Company benefit plan (together, called the “Company Equity Awards”) which are vested and outstanding as of immediately prior to the effective time of the Merger will be converted into the right to receive from the surviving corporation promptly following the consummation of the Merger an amount in cash equal to the number of shares of the Company’s common stock subject to such Company Equity Awards multiplied by the excess, if any, of (x) $105.00 without interest over (y) the exercise or the strike price of the Company Equity Awards, as the case may be (as adjusted on any vesting date), without interest (and less any amounts required to be deducted and withheld under any applicable law), except that the $105.00 price referenced above with respect to any stock appreciation right which has been frozen by the Company prior to the effective time of the Merger will be deemed to be $53.80 per share. In the event that the per share exercise or strike price of any Company Equity Award is equal to or greater than $105.00 without interest, such Company Equity Award shall be canceled without payment therefor and have no further force or effect.

In connection with the Offer, all Company Equity Awards which are unvested and outstanding as of immediately prior to the effective time of the Merger will be converted into the right to receive from the surviving corporation on each applicable vesting date (and subject to the other terms and conditions applicable to such unvested Company Equity Award, including withholding) an amount in cash equal to the number of shares of the Company’s common stock subject to such Company Equity Awards multiplied by the excess, if any, of (x) $105.00 without interest over (y) the exercise or the strike price of the Company Equity Award, as the case may be (as adjusted on any vesting date), without interest (and less any amounts required to be deducted and withheld under any applicable law), except that the $105.00 price referenced above with respect to any stock appreciation right which has been frozen by the Company prior to the effective time of the Merger will be deemed to be $53.80 per share. In the event that the per share exercise or strike price of any Company Equity Award is equal to or greater than $105.00 without interest, such Company Equity Award shall be canceled without payment therefor and have no further force or effect.

As of the effective time of the Merger, with respect to such holder’s unvested restricted shares, each unvested restricted share outstanding immediately prior to the effective time of the Merger shall vest and become free of restrictions as of the effective time of the Merger and shall, as of the effective time of the Merger, be converted into the right to receive an amount in cash equal to $105.00, without interest (and less any amounts required to be deducted and withheld under any applicable law).

See “Special Factors—The Merger Agreement—Treatment of Options, Stock Appreciation Rights and Other Equity Awards.”

What Are the U.S. Federal Income Tax Consequences of the Offer and the Merger?

If you are a U.S. holder (as defined in “The Tender Offer—Section 5. Certain United States Federal Income Tax Considerations”) the receipt of cash for your shares of the Company’s common stock that are tendered into the Offer or converted in the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. If you do not own

VimpelCom shares or American Depositary Receipts representing VimpelCom shares (“ADRs”) after the Merger, you will recognize gain or loss measured by the difference, if any, between the cash you receive pursuant to the Offer or the Merger (determined before the deduction of any applicable withholding taxes) and your adjusted tax basis in your shares of the Company’s common stock. If you are a non-U.S. holder (as defined in “The Tender Offer—Section 5. Certain United States Federal Income Tax Considerations”) who does not own VimpelCom shares or ADRs after the Merger, the receipt of cash for your shares of the Company’s common stock that are tendered into the Offer or converted in the Merger, as the case may be, generally will not be a taxable transaction to you for U.S. federal income tax purposes unless you have certain connections to the United States.

If you own VimpelCom shares and shares of the Company’s common stock at the time of the Offer or the Merger, you may be subject to special rules that could convert a portion of the cash you receive into dividend income. We currently do not anticipate that any portion of the amount of cash received will be treated as a dividend, although no assurance can be provided that this will be the case. These rules are discussed in more detail in “The Tender Offer—Section 5. Certain United States Federal Income Tax Considerations.” If you own VimpelCom shares and shares of the Company’s common stock, you are urged to consult your own tax advisor regarding the potential U.S. federal income tax consequences as to you.

What Is the Market Value of My Shares of the Company’s Common Stock as of a Recent Date?

The closing sale price of the Company’s common stock on NASDAQ on November 30, 2007, the last trading day before the Company and VimpelCom announced they were in discussions regarding the potential acquisition of the Company by a subsidiary of VimpelCom at $105.00 per share in cash was $101.46 per share. The closing sale price of the Company’s common stock on NASDAQ on December 20, 2007, the last trading day prior to the announcement of the execution of the Merger Agreement was $100.06 per share. We advise you to obtain a recent quotation for the shares of the Company’s common stock before deciding whether to tender your shares into the Offer. See “The Tender Offer—Section 6. Price Range of Shares of the Company’s Common Stock.”

Who Can I Call If I Have Questions About the Offer?

You can call D.F. King & Co., Inc., the Information Agent for the Offer, toll-free at (800) 431-9633. Banks and brokers can call collect at (212) 269-5550.

INTRODUCTION

Lillian Acquisition, Inc., a Delaware corporation (“Merger Sub”), and a wholly owned subsidiary of VimpelCom Finance B.V., a private company with limited liability incorporated under the laws of The Netherlands (“Parent”), is offering to purchase, at a price of $105.00 per share in cash without interest (and less any amounts required to be deducted and withheld under any applicable law), all outstanding shares of common stock, par value $0.01 per share, of Golden Telecom, Inc., a Delaware corporation (the “Company”), on the terms and subject to the conditions specified in this offer to purchase and related letter of transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”). Parent is a direct subsidiary of Open Joint Stock Company “Vimpel-Communications”, an open joint stock company formed under the laws of Russia (“VimpelCom”).

The Offer will expire at midnight, New York City time, on February 15, 2008, unless extended.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of December 21, 2007, among Parent, Merger Sub and the Company (the “Merger Agreement”), pursuant to which, after the Offer is consummated and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”) in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company as the surviving corporation.

The board of directors of the Company, upon the unanimous recommendation of its special committee of independent directors, has determined that the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and its stockholders, including stockholders of the Company unaffiliated with Parent, approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and recommends that the Company’s stockholders accept the Offer, tender their shares of the Company’s common stock into the Offer, and if a vote is required under the DGCL, vote to approve and adopt the Merger and the Merger Agreement.

For factors considered by the Company’s board of directors and its special committee of independent directors, see the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) in connection with the Offer.

In connection with the Offer, the financial advisor to the Company special committee of independent directors, Credit Suisse Securities (USA) LLC (“Credit Suisse”), delivered an opinion to the special committee, dated December 20, 2007, as to the fairness, from a financial point of view and as of such date, of the $105.00 per share in cash offer price to be received in the Offer and the Merger, taken together, by the holders of shares of the Company’s common stock (other than VimpelCom, Parent, Merger Sub, Altimo Holdings & Investments Ltd. (“Altimo”), Telenor ASA (“Telenor”) and their respective affiliates). The full text of Credit Suisse’s written opinion, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex I and as an exhibit to the Company’s Schedule 14D-9. As described in the Company’s Schedule 14D-9, Credit Suisse’s opinion was provided to the special committee for its information in connection with its evaluation of the $105.00 per share offer price from a financial point of view, does not address any other aspect of the Offer and the Merger and does not constitute advice or a recommendation to any stockholder as to whether such stockholder should tender shares of the Company’s common stock into the Offer or how such stockholder should vote or act on any matter relating to the Offer or the Merger.

This offer to purchase and the related letter of transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

SPECIAL FACTORS

Background of the Offer and the Merger

The Company and VimpelCom are both participants in the Russian telecommunications industry. On February 5, 2007, Mr. Alexander Izosimov, Chief Executive Officer of VimpelCom, met with Mr. Jean-Pierre Vandromme, Chief Executive Officer of the Company and began discussing various ways in which the two companies could work together, including opportunities relating to networks, long distance services and cross selling of services. In furtherance of these discussions, the Company and VimpelCom entered into a confidentiality agreement on February 7, 2007, and subsequently exchanged certain non-public information with respect to commercial opportunities of mutual interest. Discussions between senior management of the Company and VimpelCom regarding mutually beneficial commercial opportunities continued through the end of 2007.

In late April, 2007, Mr. Izosimov met with Mr. Vandromme and suggested that the two companies explore a business combination in which VimpelCom would acquire 100% of the Company. VimpelCom retained Akin Gump Strauss Hauer & Feld LLP (“Akin”) as its legal advisor, and UBS Limited (“UBS”) as its financial advisor, to assist it in connection with a possible business combination transaction involving the Company.

Over the course of the next several months, VimpelCom together with its advisors, including Akin and UBS, analyzed the information contained in the Company’s various public filings and other public information concerning the Company and worked toward developing a proposed structure for a transaction with the Company.

On July 3, 2007, Mr. Vandromme and Mr. Izosimov met in Moscow. At that meeting, Mr. Izosimov presented to Mr. Vandromme a summary term sheet for a potential business combination transaction. The summary term sheet broadly outlined a transaction pursuant to which VimpelCom would acquire all outstanding shares of the Company’s common stock through an all-cash tender offer by a newly formed Delaware merger subsidiary of VimpelCom, followed by a back-end merger of such subsidiary with the Company. The summary term sheet indicated that the offer would be fully funded by VimpelCom through cash and committed new and existing bank facilities. The summary term sheet did not specify an offer price or other material terms and noted that the proposal was subject to the completion of satisfactory due diligence by VimpelCom and the negotiation of mutually satisfactory documentation.

In early August, Mr. Vandromme communicated to Mr. Izosimov the position of the Company’s special committee that it would not be responding to the summary term sheet and would not authorize the Company’s representatives to engage with VimpelCom and its representatives unless a more detailed proposal, including an acceptable valuation range, was submitted to the Company with the endorsement of the board of directors of VimpelCom. Mr. Vandromme recommended that VimpelCom formalize its proposal in writing if it wished for the special committee to give the proposal more detailed consideration.

On August 23, 2007, Mr. Izosimov sent a letter to Mr. Vandromme proposing that VimpelCom and the Company commence formal discussions of an acquisition of the Company by VimpelCom pursuant to a two-step transaction as outlined in the July summary term sheet. The letter did not include an indicative offer price or valuation range. In the letter, VimpelCom requested access to due diligence materials and Company management in order to establish an offer price.

On August 27, 2007, Skadden Arps Slate Meagher & Flom LLP (“Skadden”), legal counsel to the special committee of the board of the Company, contacted Akin to discuss the structural aspects of VimpelCom’s proposal and, in particular, the relevant provisions of the Company’s Shareholders Agreement and required approvals under Russian, Delaware and applicable antitrust law. Skadden also conveyed to Akin that the special committee of the Company’s board was unwilling to make any non-public information available to VimpelCom unless VimpelCom first specified an indicative offer price in a range deemed appropriate by the special committee. Skadden further informed Akin that the special committee would require VimpelCom to sign a new confidentiality agreement with a standstill provision as a condition to obtaining access to non-public information and Company management. Skadden and Akin also discussed the internal process implemented by VimpelCom in connection with its consideration of a transaction with the Company, and Akin advised Skadden that VimpelCom’s evaluation of a potential transaction was being overseen by VimpelCom’s independent directors, Messrs. Jo Lunder, David Haines and Leonid Novoselsky. Skadden and Akin agreed that they would revert to their respective clients regarding the matters that had been discussed.

On September 6, 2007, UBS informed Credit Suisse that VimpelCom’s independent directors had authorized UBS to communicate to Credit Suisse that VimpelCom would be willing to pay $80.00 in cash per share of common stock of the Company. UBS indicated that the $80.00 offer price was based on publicly available information about the Company without the benefit of due diligence.

On September 18, 2007, Mr. Vandromme sent a letter to Mr. Izosimov stating that VimpelCom’s proposal was not sufficiently attractive to enter into formal discussions. The letter further stated:

“The Special Committee nevertheless is prepared to give further consideration to a revised Proposal if you are able to refine your analysis and submit a revised Proposal that, in the opinion of the Special Committee, could lead to a value maximizing transaction for our shareholders. Among other matters, such revised Proposal would need to demonstrate an appropriate valuation of the business based, at this stage, on the public information available to you, thereby offering significantly greater value for our shareholders, as well as a transaction structure that appropriately addresses the various legal issues and corporate approvals that would apply to the transaction. We would want to know as well that any revised Proposal continued to have the support of Vimpelcom’s Board.”

Following delivery of the letter on behalf of the special committee of the board of directors of the Company, Credit Suisse reiterated to UBS that the special committee had rejected VimpelCom’s $80.00 indicative offer price and would not authorize access to the Company’s management team or non-public information, but that Credit Suisse was authorized to further engage in valuation discussions. Throughout the remainder of September and early October 2007, Skadden continued to engage in discussions with Akin with respect to the structural and legal aspects of any transaction and, in particular, the shareholder approvals that VimpelCom would be required to obtain under Russian law in connection with a transaction. Akin described to Skadden VimpelCom’s proposed structure in which a non-Russian subsidiary of VimpelCom would be the parent entity of a newly formed Delaware subsidiary that would make an offer to purchase all of the outstanding shares of the Company. Such subsidiaries, and not VimpelCom, would be parties to a merger agreement with the Company. The offer would be financed through a loan from VimpelCom to the indirect Delaware subsidiary. Akin also communicated that, in VimpelCom’s view, the transaction structure as so proposed was not expected to be subject to the approval of VimpelCom’s shareholders under Russian law applicable to related party transactions. Skadden communicated to Akin the view of the special committee of the Company’s board that the proposed structure could be acceptable if the foreign subsidiary was adequately capitalized and appropriate reverse termination fees were included in the draft merger agreement.

On September 28, 2007, UBS contacted Credit Suisse and informed Credit Suisse that VimpelCom’s committee of independent directors had authorized UBS to communicate to Credit Suisse that VimpelCom had refined its views on valuation and would be willing to pay in the range of $80.00 to $95.00 in cash per outstanding share of the Company’s common stock.

On October 4, 2007, Mr. Vandromme sent a letter to Mr. Izosimov stating the determination of the Company’s special committee that the upper end of the revised price range was sufficiently attractive in relation to a potential value maximizing transaction for the Company’s stockholders to enter into formal discussions regarding a potential transaction between the Company and VimpelCom and that it also presented a reasonable basis to permit VimpelCom to commence a review of non-public information, provided that VimpelCom first agreed to enter into a new confidentiality agreement with a “standstill” provision.

On October 12, 2007, prior to the commencement of formal discussions between VimpelCom and the Company, the board of directors of VimpelCom met and confirmed the prior August 22, 2007 informal establishment of a special committee of the board, consisting of Mr. Jo Lunder, Mr. David Haines and

Mr. Leonid Novoselsky, to (a) oversee any potential transaction with the Company, including the evaluation and negotiation of the terms (including price) of such transaction and (b) make a recommendation to the full VimpelCom board of directors regarding the transaction.

Over the course of the several months of discussions and negotiations between VimpelCom and the Company and their respective advisors, Mr. Izosimov had a number of conversations with each of Mr. Alexey Reznikovich and Mr. Oleg Malis, both of whom are members of VimpelCom’s board of directors, members of the Company’s board of directors and affiliates of Altimo, wherein, upon request, Mr. Izosimov provided them each with general updates on the status and timing of the proposed transaction.

On October 15, 2007, the Company and VimpelCom entered into a new confidentiality agreement which included a standstill provision and superseded the February 7, 2007 confidentiality agreement. During the period from execution of the new confidentiality agreement until early December 2007, VimpelCom and its representatives reviewed non-public information with respect to the Company, including the five-year budget summarized in the Company’s Schedule 14D-9, and was provided access to the Company’s management for due diligence purposes.

On October 31, 2007, UBS communicated to Credit Suisse that, based on the due diligence that VimpelCom had conducted, VimpelCom was increasing its indicative price range to $95.00 to $100.00 in cash per share. UBS also conveyed VimpelCom’s desire to negotiate definitive documentation quickly, with a view to announcing a transaction at or prior to the release of the Company’s third quarter 2007 earnings on November 8, 2007. Later that day, Akin distributed to Skadden an initial draft of a merger agreement. VimpelCom was not a party to the draft merger agreement; the draft merger agreement contemplated two non-Russian subsidiaries as parties to the agreement with the Company. The draft merger agreement included a reverse termination fee payable to the Company in the event the offer was not consummated due to the failure of certain conditions to be satisfied or waived. The draft merger agreement also included a financing condition.

From November 1 to 3, 2007, Skadden and Akin discussed certain changes proposed by Skadden to the draft merger agreement and Credit Suisse discussed with UBS certain financial aspects of the potential transaction. On November 2, 2007, Mr. Tomas Korganas, VimpelCom’s M&A Director, contacted Mr. Vandromme by telephone to discuss the transaction. In this regard, Mr. Korganas indicated that VimpelCom was unwilling to offer more than $100.00 per share for the Company. Mr. Korganas indicated that $100.00 per share was the highest price acceptable to the special committee of the VimpelCom board and, among other things, VimpelCom believed that the market price of the Company’s common stock, which on November 2, 2007 closed at $101.41, reflected recent media speculation regarding a potential transaction between the parties, and that a price above $100.00 per share could trigger a requirement under Russian law applicable to major transactions that VimpelCom shareholders approve the transaction.

On November 3, 2007 Skadden delivered to Akin a list of issues raised by the draft merger agreement and on November 5, 2007, Skadden distributed to Akin a revised draft of the merger agreement.

On November 8, 2007, Akin advised Skadden that VimpelCom was not prepared to increase its offer above $100.00 per share.

On November 12, 2007, Mr. Izosimov sent a letter to Mr. Vandromme setting forth VimpelCom’s proposal to acquire the Company at a price of $100.00 per share in cash. Mr. Izosimov’s letter indicated that the proposal was based on VimpelCom’s review of the Company’s third quarter 2007 results, the Company’s five-year business plan, the due diligence undertaken by VimpelCom and the discussions among the parties’ legal advisors regarding the transaction structure and terms. Mr. Izosimov further noted that the proposal had been approved by the special committee of the VimpelCom board of directors. Specifically, the letter stated:

“We are pleased to submit a proposal to acquire 100% of the outstanding shares of the common stock of GTI for $100 per share in cash. This proposal represents:

(a) a premium of 22.9% above GTI’s 3-month volume weighted average share price

(b) a 2008 EV/EBITDA [Enterprise Value/Earnings Before Interest, Taxes, Depreciation and Amortization] multiple of 9.6x based on the consensus business plan”

Mr. Izosimov further stated that the cash consideration for the transaction would be funded by VimpelCom through “existing cash balances and committed banking facilities.” Mr. Izosimov’s letter also included VimpelCom’s response to the issues that had been raised by Skadden on behalf of the special committee of the Company’s board with respect to the initial draft of the merger agreement, and emphasized that moving quickly and efficiently to execution of a merger agreement was important to VimpelCom.

On November 15, 2007, Mr. Vandromme delivered a letter to Mr. Izosimov responding to Mr. Izosimov’s November 12 letter. Mr. Vandromme’s letter noted that there remained a gap between VimpelCom’s valuation of the Company and the Company’s own views with respect to the value and potential of the Company. Mr. Vandromme informed Mr. Izosimov that the Company’s special committee believed that VimpelCom’s proposal did not fully reflect the fundamental value of the Company and the synergies arising from a potential transaction, and that structural improvements to the merger agreement were required in order to appropriately allocate the completion risk associated with a transaction. Specifically, the letter stated:

“Based upon discussions between our respective financial advisors, the Special Committee believes that VimpelCom’s Proposal does not fully reflect the business plan approved by GTI’s Board of Directors, and does not include appropriate assumptions as to corporate tax rates, cost of capital and terminal growth rate, among other items. The Special Committee further believes that the terms of any acquisition by VimpelCom should allocate to GTI’s shareholders a greater portion of the synergies resulting from a combination. A valuation approach that fully captures the performance and prospects of GTI would support a higher price than indicated in your Proposal.”

Mr. Vandromme’s letter further indicated that the Company’s special committee continued to believe that a transaction between VimpelCom and the Company on appropriate terms could be value-enhancing for the Company’s stockholders. In this regard, the letter noted the special committee’s willingness to continue discussions with VimpelCom and indicated that Mr. Patrick Gallagher, Chairman of the Company’s special committee and Mr. Vandromme were available to meet with VimpelCom’s independent directors with the goal of determining whether a transaction could be completed on mutually agreeable terms.

On November 20, 2007, Mr. Izosimov contacted Mr. Gallagher by telephone and asked to meet with him. Mr. Gallagher met with Mr. Izosimov on the following day. Mr. Gallagher indicated that the Company’s special committee would not support a $100.00 per share offer price. Mr. Izosimov stated that $100.00 per share was the highest price acceptable to the special committee of VimpelCom’s board. Mr. Izosimov asked Mr. Gallagher to identify a number that might be acceptable to the special committee of the Company. Mr. Gallagher indicated that, in his personal view, a price of $110.00 per share might be acceptable to the special committee, but he would need to discuss the request for a definitive price with the special committee.

On November 21, 2007, Mr. Gallagher communicated to Mr. Izosimov that a price of $107.00 would be acceptable to the special committee of the Company’s board. Mr. Izosimov said that he would communicate the price to the special committee of VimpelCom’s board. Thereafter, Mr. Izosimov contacted Mr. Gallagher and advised him that the special committee of VimpelCom remained at an offer price of $100.00 per share.

On November 23, 2007, Mr. Gallagher and Mr. Vandromme met with Mr. Izosimov to discuss the proposed offer price again to determine whether an agreement could be reached. Mr. Izosimov explained that VimpelCom’s special committee was unwilling to raise its price above $100.00 per share. Mr. Vandromme asked Mr. Izosimov to consider recent changes in relative exchange rates, which would support a price of $103.00 per share. Based on this discussion, Mr. Izosimov indicated that the special committee of the VimpelCom board might agree on the basis of the shift in exchange rates to increase the price to $103.00 per share. Mr. Izosimov and Mr. Gallagher agreed to ask their respective special committees to consider whether they would support a transaction at a price of $103.00 per share. Mr. Izosimov agreed to report back to Mr. Gallagher with the position of VimpelCom’s special committee.

On November 25, 2007, Mr. Gallagher sent an electronic mail message to Mr. Jo Lunder, chairman of the VimpelCom special committee, suggesting a meeting to discuss the proposed transaction. Mr. Lunder thereafter replied by electronic mail to Mr. Gallagher that, while any decisions were subject to the oversight of VimpelCom’s independent directors, any negotiations were to be conducted through Mr. Izosimov.

On November 27, 2007, Akin sent a revised draft of the merger agreement to Skadden. From November 27 to December 1, 2007, the parties negotiated the terms of the draft merger agreement. Significant issues in these negotiations included the conditions to the tender offer (including whether there would be a financing condition to consummation of the tender offer), the capitalization of VimpelCom’s acquisition subsidiary, the triggers for payment of the reverse termination fee, the amount of the reverse termination fee and whether the reverse termination fee would constitute liquidated damages and serve as the Company’s exclusive remedy that would prevent the Company from bringing an action for specific performance or other equitable relief. During this period, the parties also explored certain alternative financing structures.

On the evening of November 28, 2007, Mr. Izosimov called Mr. Gallagher and reported that the special committee of the VimpelCom board had determined to increase its offer price to $103.00 per share. The following day, Mr. Gallagher called Mr. Izosimov and reported that the Company’s special committee would not support an offer price of $103.00 per share. Mr. Izosimov told Mr. Gallagher that VimpelCom’s special committee would not agree to an offer price of $107.00 per share, the price suggested by the Company’s special committee. Mr. Gallagher then asked Mr. Izosimov whether $103.00 was VimpelCom’s final offer. Mr. Izosimov indicated that he would need to discuss that question with the special committee of the VimpelCom board.

On December 1, 2007, Mr. Izosimov communicated to Mr. Vandromme that the special committee of the VimpelCom board had determined to raise the offer price to $105.00 per share. Mr. Gallagher and Mr. Izosimov thereafter discussed the principal open terms of the merger agreement, which they believed could be resolved in a manner satisfactory to both parties.

On the morning of December 2, 2007, Mr. Gallagher informed Mr. Izosimov that assuming that the principal terms of the merger agreement could be satisfactorily resolved, the special committee of the Company’s board authorized Mr. Gallagher and Mr. Vandromme to negotiate a definitive agreement providing for an offer by a VimpelCom subsidiary for all outstanding shares of the common stock of the Company at a price of $105.00 per share.

Later in the morning of December 2, 2007, representatives of Skadden and Akin discussed the principal open terms of the merger agreement. Akin advised Skadden that VimpelCom’s willingness to raise the offer price to $105.00 per share was conditioned upon the Company agreeing that the reverse termination fee would be set at $80 million, would constitute liquidated damages and would serve as the exclusive remedy for any breach of the agreement by the VimpelCom subsidiaries party to the agreement, thereby precluding the Company from seeking further damages or specific performance or other equitable relief.

On the morning of December 3, 2007, Mr. Gallagher discussed with Mr. Izosimov the material open issues. Mr. Izosimov indicated that the $80 million liquidated damages and exclusive remedy provisions would need to be retained in the merger agreement, as VimpelCom required a cap on its maximum liability under the merger agreement and that this was a non-negotiable condition to VimpelCom’s willingness to raise the offer price to $105.00 per share. Mr. Gallagher informed Mr. Izosimov that the special committee of the Company’s board of directors would take VimpelCom’s position under advisement.

Before the commencement of trading on NASDAQ on December 3, 2007, the Company and VimpelCom released a joint press release captioned “VimpelCom and Golden Telecom Confirm Discussions,” which read:

“VimpelCom and Golden Telecom confirm that they currently are in discussions regarding the potential acquisition of all of the outstanding shares of Golden Telecom by a subsidiary of VimpelCom at a price per share of $105.00 in cash, subject to negotiation and execution of a definitive acquisition agreement and final approval of their respective Boards of Directors and the special independent committees thereof.

There can be no assurance that the discussions will lead to a definitive agreement or that a transaction will be consummated. VimpelCom and Golden Telecom do not intend to make any further comment or to respond to any inquiries until either a definitive agreement has been reached or discussions have been terminated.”

On or about December 3, 2007, Mr. Izosimov contacted Mr. Vandromme to discuss Mr. Vandromme’s potential continued employment with the Company following the Merger. Mr. Vandromme responded that he would not discuss the possibility of his continuing employment with the Company until after the execution of a definitive merger agreement. Thereafter, representatives of Akin communicated to representatives of Skadden that an understanding of Mr. Vandromme’s willingness to stay with the Company after consummation of the Merger was important to VimpelCom’s special committee. Representatives of Skadden communicated this position to Mr. Gallagher, who thereafter alerted Mr. Reznikovich to the special committee’s position that whether Mr. Vandromme remained with the Company following the Merger was not to be addressed in the context of the merger agreement, but could be taken up with Mr. Vandromme by VimpelCom following the execution of a definitive merger agreement if it so desired. On or about December 5, 2007, Mr. Reznikovich conveyed to Mr. Jo Lunder, the chairman of VimpelCom’s special committee of independent directors, that any negotiations regarding Mr. Vandromme’s employment following the Merger should be undertaken by VimpelCom with Mr. Vandromme following the execution of a definitive agreement. No agreement has been reached with regard to whether Mr. Vandromme will continue with the Company following completion of the Merger.

On December 4, 2007, Skadden provided additional comments on the draft merger agreement to Akin, including comments to reflect the resolution of the principal issues that had been under discussion between the parties. Skadden and Akin continued to discuss the terms of the draft merger agreement and related documentation over the next two weeks.

In anticipation of reaching an agreement, and in order to allow VimpelCom adequate time to fund its merger subsidiary, on December 7, 2007, the Company’s board, acting by unanimous written consent and on the recommendation of the Company’s special committee, approved VimpelCom’s formation of the new subsidiary for purposes of Section 203 of the DGCL. Following confirmation of these approvals, VimpelCom formed Lillian Acquisition, Inc., a Delaware corporation, the intended purchaser under the merger agreement referred to as Merger Sub.

On December 7, 2007, Akin delivered to Skadden draft commitment letters for VimpelCom’s proposed financing arrangements. Over the course of the next two weeks, representatives of Skadden and Akin engaged in discussions regarding the terms of the commitment letters, including the level of conditionality and other issues relating to the certainty of funding.

On the evening of December 11, 2007, Mr. Gallagher and Mr. Vandromme met in Moscow with Mr. Izosimov, Mr. Korganas and Mr. Jeffrey McGhie, VimpelCom’s Vice President and General Counsel. Representatives of Skadden and Akin also were present. VimpelCom updated the Company regarding its efforts to secure committed financing, advising the Company that it intended to borrow $3.5 billion to finance the transaction, and that VimpelCom in turn would lend this amount, along with an additional amount of approximately $850 million of its own funds, to Merger Sub. VimpelCom confirmed that prior to entry into the merger agreement it would have in place a commitment letter from the bank lenders for $3.5 billion and a commitment letter from VimpelCom to Merger Sub to lend up to $4.35 billion. VimpelCom confirmed that the commitments of the bank lenders to provide the $3.5 billion of financing would be subject to conditions that were broader than the conditions to consummation of the Offer contemplated by the draft merger agreement. VimpelCom further confirmed that its commitment to lend Merger Sub up to $4.35 billion would be subject to completion of definitive documentation and requisite corporate approvals. The parties discussed VimpelCom’s stated view that the determination of whether VimpelCom’s $4.35 billion loan to Merger Sub would require the approval of VimpelCom’s shareholders under Russian law regarding major transactions is made at the time of signing of a definitive loan agreement between VimpelCom and Merger Sub. VimpelCom stated that if definitive financing agreements were not entered into until after VimpelCom’s December 31, 2007 balance sheet became available, VimpelCom shareholder approval was unlikely to be required because VimpelCom expected the transaction value would be less than 50% of the value of VimpelCom’s assets as of December 31, 2007 under Russian accounting standards. Mr. Gallagher and Mr. Vandromme noted that the value of the acquisition financing contemplated to be provided by VimpelCom to Merger Sub would have exceeded 50% of the value of VimpelCom’s assets under Russian accounting standards as of September 30, 2007, the date of the most recent balance sheet available at that time, had a definitive loan agreement been entered into at that time. Following discussion, the parties agreed that, subject to approval of the parties’ respective special committees, VimpelCom would have until February 28, 2008 to enter into definitive financing agreements (or until VimpelCom’s receipt of shareholder approval if such approval were required based on VimpelCom’s December 31, 2007 balance sheet). The parties further agreed that, in specified circumstances relating to the inability of VimpelCom to obtain committed financing by that time, Parent and Merger Sub would be required to pay the Company an additional reverse termination fee of $120 million under the merger agreement (for an aggregate reverse termination fee of $200 million), which amount would be maintained in escrow until such financing had been secured.

Over the course of the next nine days, the parties continued to negotiate the terms of the draft merger agreement and related documentation. On or about December 19, 2007, VimpelCom delivered to the Company revised drafts of the commitment letters that VimpelCom expected to enter into prior to Parent’s and Merger Sub’s execution of the merger agreement. The draft commitment letters contemplated that the definitive documentation to be entered into by VimpelCom prior to February 28, 2008 (if VimpelCom shareholder approval is not required, or following receipt of shareholder approval, if required) would nevertheless contain conditions to the lenders’ obligation to lend that were broader than the conditions contained in the merger agreement. Mr. Izosimov indicated that any further efforts to eliminate or limit this conditionality would potentially jeopardize the financing of the transaction. Following discussions between Mr. Gallagher and Mr. Izosimov, it was agreed that, subject to approval of the respective special committees, due to the conditionality contained in the commitment letter and contemplated to be in the definitive documentation, VimpelCom’s obligation to pay the $120 million additional reverse termination fee if the Offer were not consummated under specified circumstances would continue through the consummation of the Offer, as would the corresponding escrow account.

On December 20, 2007, the special committee of VimpelCom’s board unanimously recommended to the board of directors that the Merger Agreement and the transactions contemplated thereby be approved. Based on the recommendation of its special committee, by unanimous vote of all directors present, the VimpelCom board approved the Merger Agreement and the transactions contemplated by it.

The following day, the Company, Parent and Merger Sub executed the Merger Agreement, after which the Company and VimpelCom issued a joint press release announcing the Merger Agreement.

Position of the Company Regarding the Fairness of the Offer and the Merger

The full text of the recommendations, and reasons therefor, of the special committee and the board of directors of the Company, will be included in the Company’s Schedule 14D-9 which is expected to be mailed to stockholders with this offer to purchase. Holders of shares of the Company’s common stock are urged to carefully read the Schedule 14D-9, including the full text of the recommendation of the special committee of independent directors and the board of directors of the Company.

The board of directors of the Company, upon the unanimous recommendation of its special committee of independent directors, has determined that the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and its stockholders, including stockholders of the Company unaffiliated with Parent, approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and recommends that the Company’s stockholders accept the Offer, tender their shares of the Company’s common stock into the Offer, and if a vote is required under the DGCL, vote to approve and adopt the Merger and the Merger Agreement.

Purposes and Reasons of Parent, Merger Sub and VimpelCom

The Offer and the Merger may be deemed to constitute a “going private” transaction under the regulations of the SEC, and any exercise by Merger Sub of the Top-Up Option, if granted, and any open market purchases effected by Parent or Merger Sub following completion of the Offer may be considered steps in a “going private” transaction. If the Merger is completed, the Company will become a subsidiary of Parent and an indirect subsidiary of VimpelCom. For Parent, Merger Sub and VimpelCom, the purpose of the Offer and the Merger is to effectuate the transactions contemplated by the Merger Agreement and to acquire all of the outstanding shares of the Company’s common stock.

Parent, Merger Sub and VimpelCom believe that the combination of the Company and VimpelCom uniquely capitalizes on their respective strengths and places the combined company at the forefront of the global trend in fixed/mobile telecom convergence. They believe that the combination of the Company and VimpelCom will create the first truly integrated telecommunications operator across Russia and the Commonwealth of Independent States. They expect significant benefits from cross-selling into the corporate sector, where the Company has developed operations. Although Parent, Merger Sub and VimpelCom believe that there will be significant opportunities associated with their investment in the Company, they realize that there are also substantial risks (including the risks and uncertainties relating to the Company’s ability to successfully execute on its business plan and achieve the results set out in management’s five-year budget summarized in the Company’s Schedule 14D-9) and there can be no assurance of the successful integration of the two companies’ operations or realization of any or all of any benefits anticipated by the acquisition of the Company, or the timing thereof.

If the Top-Up Option is granted, the purpose of any exercise by Merger Sub of the Top-Up Option following completion of the Offer would be to acquire an additional number of shares sufficient to permit Merger Sub to effect a short-form merger in accordance with Delaware law without a vote of the stockholders of the Company. Similarly, the purpose of any open market purchase effected by Parent or Merger Sub following completion of the Offer would be to acquire additional shares to vote in favor of the Merger at a meeting of the Company’s stockholders or by written consent, if one is necessary, or in order to facilitate the completion of a short-form merger in accordance with Delaware law without a vote of the stockholders of the Company.

Position of Parent, Merger Sub and VimpelCom as to Fairness

Under an interpretation of the rules governing “going private” transactions, Parent, Merger Sub and VimpelCom may be required to express their beliefs as to the fairness of the Offer and the Merger to the Company’s unaffiliated stockholders. Parent, Merger Sub and VimpelCom are making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”). The views of Parent, Merger Sub and VimpelCom should not be construed as a recommendation to any stockholder as to whether to tender its shares of the Company’s common stock into the Offer or how that stockholder should vote on the approval of the Merger and the Merger Agreement (if a vote of the Company’s stockholders is held).

Parent, Merger Sub and VimpelCom attempted to negotiate the terms of a transaction that would be most favorable to them, and not to the stockholders of the Company, and, accordingly, did not negotiate the Merger Agreement with a goal of obtaining terms that were fair to the stockholders of the Company unaffiliated with Parent, Merger Sub or VimpelCom. None of Parent, Merger Sub or VimpelCom believes that it has or had any fiduciary duty to the Company or its stockholders, including with respect to the Offer and the Merger and their terms. The interests of the stockholders of the Company unaffiliated with Parent, Merger Sub, VimpelCom or VimpelCom’s affiliates were represented by the Company’s special committee of independent directors of the Company that negotiated with Parent, Merger Sub and VimpelCom on an arms-length basis on their behalf, with the assistance of independent legal and financial advisors.

None of Parent, Merger Sub or VimpelCom participated in the deliberation process of the special committee of independent directors of the Company and none of them participated in the conclusions of the special committee of independent directors or the Company’s board of directors that the Offer and the Merger were fair to the unaffiliated stockholders of the Company, nor did they undertake any independent evaluation of the fairness of the Offer or the Merger or engage a financial advisor for these purposes. None of Parent, Merger Sub or VimpelCom received advice from the Company’s or the special committee’s legal or financial advisors as to the substantive or procedural fairness of the proposed Offer or the proposed Merger. However, Parent, Merger Sub and VimpelCom believe that the Offer and the Merger are substantively and procedurally fair to the stockholders of the Company unaffiliated with Parent, Merger Sub, VimpelCom or VimpelCom’s affiliates, based upon the following factors:

•

the factors considered by, and the findings of, the Company’s special committee of independent directors of the Company and the Company’s board of directors with respect to the substantive fairness of the Offer and the Merger to such unaffiliated stockholders as set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation”, which section is incorporated herein by reference, which findings and related analyses, as set forth in the Schedule 14D-9, Parent, Merger Sub and VimpelCom adopt (although Parent, Merger Sub and VimpelCom are not entitled to rely on the financial presentation or opinion of the special committee’s financial advisor);

•

the factors considered by, and the findings of, the Company’s special committee of independent directors of the Company and the Company’s board of directors with respect to the procedural fairness of the Offer and the Merger to such unaffiliated stockholders as set forth in the Schedule 14D-9, including the approval of the Offer and the Merger by the special committee of independent directors, the absence of a requirement that a majority of the Company’s unaffiliated stockholders tender their shares of the Company’s common stock into the Offer and the determination of the special committee of independent directors not to retain an unaffiliated representative to act on behalf of the Company’s unaffiliated stockholders, as described in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation” which section is incorporated herein by reference and which findings and related analyses, as set forth in the Schedule 14D-9, Parent, Merger Sub and VimpelCom adopt (although Parent, Merger Sub and VimpelCom are not entitled to rely on the financial presentation or opinion of the special committee’s financial advisor);

•

the $105.00 per share in cash merger consideration contemplated by the Merger Agreement, and the other terms and conditions of the Merger Agreement, resulted from extensive arms-length negotiations between the Company’s special committee and its advisors, on the one hand, and Parent, Merger Sub and VimpelCom and their respective advisors, on the other hand;

•

the fact that the Company’s special committee of independent directors consists solely of directors who are not officers of or affiliated with any of the Company’s significant stockholders, including Sunbird Limited, an indirect subsidiary of Altimo or Nye Telenor, which is an indirect subsidiary of Telenor;

•

the fact that the Company’s special committee of independent directors received an opinion from its financial advisor as to the fairness, from a financial point of view and as of the date of the opinion, of the $105.00 per share in cash to be received in the Offer and the Merger, taken together, by holders of the

Company’s common stock (other than VimpelCom, Parent, Merger Sub, Altimo, Telenor, and their respective affiliates), notwithstanding the fact that Parent, Merger Sub and VimpelCom are not entitled to rely on such opinion;

•

the fact that Parent, Merger Sub and VimpelCom did not participate in the deliberative process of, or the conclusions reached by, the Company’s special committee of independent directors or the negotiating positions of the Company’s special committee; and

•	the Offer and the Merger will provide consideration to the Company’s unaffiliated stockholders entirely in cash, which provides certainty of value.

Parent, Merger Sub and VimpelCom noted that the Company’s special committee of independent directors and the Company’s board of directors did not consider the net book value or liquidation value of the Company, the recent purchase prices paid by officers, directors and affiliates of the Company for shares of the Company’s common stock or any firm offers made for the Company during the last two years, for the reasons described in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation”, and, accordingly, Parent, Merger Sub and VimpelCom did not consider these factors.

In addition, under a potential interpretation of the applicability of the rules governing “going-private” transactions, any exercise by Merger Sub of the Top-Up Option, if granted, and any open market purchases effected by Parent, Merger Sub or VimpelCom following completion of the Offer could be deemed to be steps in a “going-private” transaction.

If such exercises by Merger Sub of the Top-Up Option were deemed to be steps in a “going-private” transaction, Parent, Merger Sub and VimpelCom believe that these exercises would be substantively and procedurally fair to the Company’s unaffiliated stockholders based upon:

•	the Top-Up Option having been fully negotiated on an arms-length basis with the Company’s special committee and its advisors;

•

the fact that the exercise of the Top-Up Option would facilitate the earlier payment of the merger consideration to holders of the shares of the Company’s common stock who did not tender their shares into the Offer;

•

the fact that the Top-Up Option would only be exercised at a time when Merger Sub owns at least 80% of the outstanding shares of the Company’s common stock and, accordingly, would not affect the outcome of any vote of stockholders on the approval of the Merger;

•	the acquisition of the shares underlying the Top-Up Option would be made directly from the Company and not from any stockholder of the Company, and at a price equal to the offer price; and

•	the fact that such option is being fully disclosed in this offer to purchase.

If any open market purchases effected by Parent, Merger Sub or VimpelCom following completion of the Offer were deemed to be steps in a going-private transaction, Parent, Merger Sub and VimpelCom believe that these purchases would be substantively and procedurally fair to the Company’s unaffiliated stockholders based upon:

•

the fact that these purchases would be made with the goal of facilitating the earlier payment of the merger consideration to holders of the shares of the Company’s common stock that did not tender their shares into the Offer;

•	these purchases would be made in accordance with applicable law;

•	these purchases would be made at prevailing market prices and would be fully disclosed in accordance with applicable law; and

•	the possibility of such purchases being fully disclosed in this offer to purchase.

The foregoing discussion of the information and factors considered and given weight by Parent, Merger Sub and VimpelCom in connection with the fairness of the Offer and the Merger, any exercise by Merger Sub of the Top-Up Option contemplated by the Merger Agreement and any open market purchases effected by Parent, Merger Sub or VimpelCom following completion of the Offer, is not intended to be exhaustive but is believed to include all material factors considered by Parent, Merger Sub and VimpelCom. Parent, Merger Sub and VimpelCom did not find it practicable to, and did not, quantify or otherwise attach relative weights to the foregoing factors in reaching their position as to the fairness of these transactions. Parent, Merger Sub and VimpelCom believe that these factors provide a reasonable basis for their position that they believe that these transactions are fair to the Company’s unaffiliated stockholders.

Opinion of VimpelCom’s Financial Advisor

On December 20, 2007, at a meeting of VimpelCom’s board of directors held to evaluate the proposed transaction, UBS delivered to VimpelCom’s board of directors an oral opinion, confirmed by delivery of a written opinion, dated December 20, 2007, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the consideration to be paid by VimpelCom in the transaction was fair, from a financial point of view, to VimpelCom.

The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached as Annex A and is incorporated into this document by reference. UBS’ opinion is directed only to the fairness, from a financial point of view, to VimpelCom of the consideration to be paid by VimpelCom in the transaction and does not address any other aspect of the transaction. The opinion does not address the relative merits of the transaction as compared to other business strategies or transactions that might be available to VimpelCom or VimpelCom’s underlying business decision to effect the transaction. The opinion does not constitute a recommendation to any stockholder as to how such stockholder should act with respect to the transaction. The summary of UBS’ opinion described below is qualified in its entirety by reference to the full text of its opinion. Copies of UBS’ written presentation to the VimpelCom board of directors have been attached as an exhibit to the Schedule 13E-3 filed with the SEC in connection with the transaction.

In arriving at its opinion, UBS, among other things:

•	reviewed certain publicly available business and financial information relating to the Company;

•

reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were provided to UBS by the managements of the Company and VimpelCom and not publicly available, including financial forecasts and estimates prepared by the management of VimpelCom;

•	reviewed certain estimates of potential cost-savings and other synergies prepared by the management of VimpelCom that were provided to UBS by VimpelCom and not publicly available;

•	conducted discussions with members of the senior managements of VimpelCom and the Company concerning the business and financial prospects of the Company;

•	reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;

•	compared the financial terms of the transaction with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;

•	reviewed current and historical market prices of the Company’s common stock;

•	reviewed a draft of the Merger Agreement dated December 19, 2007; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with the consent of VimpelCom’s board of directors, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion and, with the consent of VimpelCom’s board of directors, UBS relied on the assurances of VimpelCom’s management that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. In addition, with the consent of VimpelCom’s board of directors, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of the Company, and was not furnished with any evaluation or appraisal. With respect to the financial forecasts, estimates and synergies referred to above, UBS assumed, at the direction of VimpelCom’s board of directors, that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of VimpelCom as to the future financial performance of the Company and such synergies. In addition, UBS assumed with the approval of VimpelCom’s board of directors that the financial forecasts and estimates, including synergies, referred to above would be achieved at the times and in the amounts projected. UBS’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion. Although developments and events occurring after the date of its opinion might affect the information UBS reviewed in connection with its opinion and the assumptions used in preparing it, UBS assumed no obligation to update or revise its opinion.

At the direction of VimpelCom’s board of directors, UBS was not asked to, and it did not, offer any opinion as to the terms, other than the transaction consideration to the extent expressly specified in UBS’ opinion, of the Merger Agreement or the form of the transaction. In addition, UBS expressed no opinion as to the fairness of the amount or nature of, or any other aspects relating to, any compensation to be received by any officers, directors or employees of any parties to the transaction, or any class of such persons, relative to the consideration to be paid in the transaction. UBS expressed no opinion as to what prices at which VimpelCom’s common stock or the Company’s common stock would trade at any time. In rendering its opinion, UBS assumed, with the consent of VimpelCom’s board of directors, that (i) the final executed form of the Merger Agreement would not differ in any material respect from the draft that UBS reviewed, (ii) VimpelCom and the Company would comply with all material terms of the Merger Agreement, and (iii) the transaction would be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition of the Merger Agreement. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction would be obtained without any material adverse effect on VimpelCom, the Company or the transaction. Except as described above, VimpelCom imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion.

In connection with rendering its opinion to VimpelCom’s board of directors, UBS performed a variety of financial and comparative analyses, which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies analysis and the selected transactions analysis summarized below, no company or transaction used as a comparison was either identical or directly comparable to the Company. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of the Company provided by VimpelCom’s or the Company’s management or derived from public sources in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of VimpelCom and the Company. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies actually may be sold.

The transaction consideration was determined through negotiation between VimpelCom and the Company and the decision by VimpelCom to enter into the transaction was solely that of VimpelCom’s board of directors. UBS’ opinion and financial analyses were only one of many factors considered by VimpelCom’s board of directors in its evaluation of the transaction and should not be viewed as determinative of the views of VimpelCom’s board of directors or management with respect to the transaction or the transaction consideration.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with VimpelCom’s board of directors in connection with its opinion relating to the proposed transaction. The financial analyses summarized below include information presented in tabular format. In order to fully understand UBS’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses.

Selected Public Companies Analysis

UBS reviewed and compared selected financial and stock market data of the Company with corresponding financial information of the following publicly traded telecommunication companies:

•	OAO Comstar United Telesystems (“Comstar”)

European Altnets/ISPs

A group of European alternative network operators and internet service providers (collectively, the “European Altnets/ISPs”), which group included:

•	Colt Telecom Group SA

•	Eutelia SpA

•	Iliad SA

•	Netia SA

•	Neuf-Cegetel SA

•	QSC AG

•	Versatel AG

Eastern European Free to Air Satellite TV

•	Central European Media Enterprises Ltd.

•	TVN SA

•	CTC Media, Inc.

Russian Mobile

•	Mobile TeleSystems OJSC

•	VimpelCom

UBS reviewed, among other things, enterprise values of the selected public companies, calculated as diluted equity value based on closing stock prices on December 19, 2007, plus the book value of debt and the value of minority interests less the value of associates and cash and cash equivalents, as multiples of estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for calendar years 2007, 2008 and 2009. For the purposes of these calculations, the value of minority interests and associates was based on the market value as of December 19, 2007. If the minority interest or associate was not a publicly traded entity, value was based on a broker valuations where available, or otherwise valued at the book value most recently reported. UBS then compared these multiples derived from the selected public companies with corresponding multiples implied for the Company based both on the closing price of the Company’s common stock on December 19, 2007 and the transaction consideration. Financial data of the selected public companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Estimated financial data for the Company were based both on internal forecasts prepared by VimpelCom’s management (excluding potential synergies arising from the transaction), referred to below as “management forecasts,” and publicly available research analysts’ estimates. This analysis indicated the following implied multiples for the selected public companies, as compared to corresponding multiples implied for the Company based both on the closing price of the Company’s common stock on December 19, 2007 and the transaction consideration:

Enterprise Value as a Multiple of Estimated EBITDA
	Calendar Year 2007	Calendar Year 2008	Calendar Year 2009

Implied Multiples for the Company Based on its Closing Stock Price as of December 19, 2007:
Management Forecasts	13.4x	8.8x	7.1x
Analysts’ Estimates	13.6x	9.5x	7.3x

Implied Multiples for the Company Based on the Transaction Consideration
Management Forecasts	14.0x	9.2x	7.4x
Analysts’ Estimates	14.2x	9.9x	7.6x
Comstar	8.4x	7.4x	6.7x

European Altnets/ISPs
Mean	7.7x	6.2x	5.7x
Maximum	11.4x	9.0x	7.9x
Minimum	5.3x	4.5x	3.6x

Eastern European Free to Air Satellite TV
Mean	16.9x	13.3x	11.2x
Maximum	19.2x	15.4x	12.3x
Minimum	14.3x	10.4x	9.3x

Russian Mobile
Mean	10.3x	8.6x	7.8x

Selected Transactions Analysis

UBS reviewed and compared selected financial information for the Company with corresponding financial information for the following four selected transactions involving telecommunications companies:

Announcement Date	Acquiror	Target
• March 12, 2007	• Swisscom AG	• Fastweb SpA
• December 21, 2006	• Golden Telecom, Inc.	• Corbina Telecom
• November 16, 2006	• BT Group plc	• PlusNet plc
• July 18, 2005	• Tele2 AB	• Versatel Telecom International N.V.

UBS considered the total enterprise value of each of the selected transactions as a multiple of estimated EBITDA for the calendar year of the transaction and the calendar year following the transaction, each as of the time of the respective transaction. UBS then compared these multiples derived from the selected transactions with corresponding multiples implied for the Company based on the transaction consideration. Multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data for the Company were based both on internal forecasts prepared by VimpelCom’s management (excluding potential synergies), referred to below as “management forecasts,” and publicly available research analysts’ estimates. This analysis indicated the following implied multiples for the selected transactions, as compared to corresponding multiples implied for the Company based on the transaction consideration:

Transaction Value as a Multiple of:
	Estimated EBITDA in the Calendar Year of the Transaction	Estimated EBITDA in the Calendar Year After the Transaction
The Company
Management Forecasts	14.0x	9.2x
Analysts’ Estimates	14.2x	9.9x

Swisscom AG / Fastweb SpA	8.6x	6.8x

Golden Telecom, Inc. / Corbina Telecom	10.3x	6.8x

BT Group plc / PlusNet plc	7.2x	6.6x

Tele 2 AB / Versatel Telecom International N.V.	9.4x	6.5x

Discounted Cash Flow Analysis

UBS performed a discounted cash flow analysis to calculate the estimated present value as of December 31, 2007 of (i) the implied standalone equity value of the Company and (ii) the estimated cost synergies anticipated by VimpelCom’s management to result from the acquisition, in order to derive a range of implied per share equity values for the Company inclusive of cost synergies. UBS performed a discounted cash flow analysis to calculate a range of present values of the unlevered, after-tax free cash flows that the Company was projected by VimpelCom’s management to generate over fiscal years 2008 through 2017. UBS then calculated a range of terminal values for the standalone Company by applying a range of perpetuity growth rates from 2.0% to 4.0% to the Company’s fiscal year 2017 estimated unlevered, after-tax free cash flows (exclusive of estimated cost synergies). The cash flows and terminal values were discounted to present value using discount rates ranging from 9.75% to 11.75%. This analysis indicated a range of implied per share equity values for the Company, before giving effect to the estimated cost synergies anticipated by VimpelCom’s management to result from the acquisition, of approximately $83 to $136. UBS then performed a discounted cash flow analysis to calculate a range of present values of the estimated cost synergies anticipated by VimpelCom’s management to result from the acquisition over fiscal years 2008 through 2017. UBS calculated a range of terminal values for the Company by applying a range of perpetuity growth rates from 2.0% to 4.0% to the Company’s fiscal year 2017 estimated unlevered, after-tax free cash flows resulting from estimated cost synergies. The cash flows and terminal values were discounted to present value using discount rates ranging from 9.75% to 11.75%. This analysis indicated a range of implied per share equity values for the estimated cost synergies anticipated by VimpelCom’s management to result from the acquisition, of approximately $11 to $13. Estimated financial data and cost synergies for the Company were based on internal estimates, referred to above, provided to UBS by VimpelCom’s management.

This analysis indicated an implied per share equity reference range for the Company, after giving effect to the estimated cost synergies anticipated by VimpelCom’s management to result from the acquisition, of approximately $94 to $149, as compared to the transaction consideration per share of $105.

Miscellaneous

Under the terms of UBS’ engagement, VimpelCom has agreed to pay UBS a fee for its financial advisory services in connection with the transaction, a significant portion of which is contingent upon consummation of the transaction. UBS may also provide financing to VimpelCom in connection with the transaction and, in such event, would receive additional compensation in connection with such financing. In addition, VimpelCom has agreed to reimburse UBS for certain of its expenses, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. In the past, UBS and its affiliates have provided investment banking services to VimpelCom unrelated to the proposed transaction, for which UBS and its affiliates received compensation, including having acted as financial advisor to VimpelCom in the recent acquisitions of Armentel and Tele2 Irkutsk. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of VimpelCom and the Company, and, accordingly, may at any time hold a long or short position in such securities. The issuance of UBS’ opinion was approved by an authorized committee of UBS.

VimpelCom selected UBS as its financial advisor in connection with the transaction because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and is familiar with VimpelCom and its business. UBS is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Purposes, Reasons and Plans for the Company after the Merger

Parent, Merger Sub and VimpelCom expect that, upon consummation of the Merger (and excluding the transactions contemplated in connection with the Merger as described in this offer to purchase), the operations of the Company will be conducted substantially as they currently are being conducted. Parent, Merger Sub and VimpelCom do not have any current intentions, plans or proposals to cause the Company to engage in any of the following:

•	an extraordinary transaction following consummation of the Offer and the Merger, such as a merger, reorganization or liquidation,

•	the relocation of any material operations or sale or transfer of a material amount of assets, or

•	any other material changes in the Company’s business.

Nevertheless, following the consummation of the Offer and the Merger, VimpelCom, Parent and the management and/or the board of directors of the surviving corporation may initiate a review of the surviving corporation and its assets, corporate and capital structure, capitalization, operations, business, properties and personnel to determine what changes, if any, would be desirable following the Offer and the Merger to enhance the business and operations of the surviving corporation and may cause the surviving corporation to engage in the types of transactions set forth above if the management and/or board of directors of the surviving corporation decides that such transactions are in the best interest of the surviving corporation upon such review. In addition, upon the acceptance for payment of any shares of the Company’s common stock pursuant to the Offer and the deposit of funds sufficient to fund such payment with the depositary for the Offer, Parent will be entitled to appoint all but one member of the board of directors of the surviving corporation as described in the Schedule 14D-9. Parent, Merger Sub, VimpelCom and the surviving corporation expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

Purpose and Reasons of Altimo

Merger Sub has been informed that the information set forth below is or will be contained in a Schedule 13E-3 filed by Altimo, Sunbird Limited, Yieldcare Limited, CTF Holdings Limited, and Crown Finance Foundation with the SEC in connection with the Offer (the “Altimo Schedule 13E-3”). The Offer and the Merger (each as defined in the Offer to Purchase) may be deemed to constitute a “going private” transaction under the regulations of the SEC, and any exercise by Merger Sub of the Top-Up Option (as defined in the Offer to Purchase), if granted, and any open market purchases effected by Parent or Merger Sub following completion of the Offer may be considered steps in a “going private” transaction. If the Merger is completed, the Company will become a subsidiary of Parent and an indirect subsidiary of VimpelCom. To the extent that the Offer and the Merger may be deemed to constitute a “going private” transaction, Altimo, as a significant stockholder of both the Company and VimpelCom, may be viewed as engaged in the “going private” transaction and required to express its purpose and reasons for the Offer, the Merger and any of the other described transactions to the Company’s unaffiliated stockholders (meaning the Company’s stockholders other than Altimo, Telenor and their respective affiliates). Altimo is making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and the related rules under the Exchange Act.

The purpose and reasons set forth under “Purposes and Reasons of Parent, Merger Sub and VimpelCom” in the Offer to Purchase and the reasons set forth under “Item 4. The Solicitation or Recommendation” in the Schedule 14D-9 are incorporated herein by reference.

As was reported on an amendment to Schedule 13D filed by Altimo, Sunbird, and certain of their affiliates, with the SEC on December 26, 2007, subject to consideration of the actual terms of the Offer and the circumstances existing at the time of the expiration of the Offer, it is Altimo’s current intention that Sunbird should tender and sell its shares in the Company to Merger Sub pursuant to the Offer. However Altimo may, and has reserved the right to, change their plans and intention with respect to the shares in the Company held by Sunbird, including that Sunbird not sell its shares in the Company, in light of market conditions, subsequent developments affecting the Company, the general business and future prospects of the Company, or other factors that may arise prior to the expiration of the Offer.

Purpose and Reasons of Telenor

Merger Sub has been informed that the information set forth below is or will be contained in a Schedule 13E-3 filed by Telenor, Nye Telenor and Telenor Networks Holding AS with the SEC in connection with the Offer (the “Telenor Schedule 13E-3”). The Offer and the Merger may be deemed to constitute a “going private” transaction under the regulations of the SEC, and any exercise by Merger Sub of the Top-Up Option, if granted, and any open market purchases effected by Parent or Merger Sub following completion of the Offer may be considered steps in a “going private” transaction. If the Merger is completed, the Company will become a subsidiary of Parent and an indirect subsidiary of VimpelCom. To the extent that the Offer and the Merger may be deemed to constitute a “going private” transaction, Telenor, as a significant stockholder of both the Company and VimpelCom, could be deemed to be engaged in the “going private” transaction and may be required to express its reasons for the Offer, the Merger and any of the other described transactions to the Company’s unaffiliated stockholders (meaning the Company’s stockholders other than Telenor, Altimo and their respective affiliates). Telenor is making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and the related rules under the Exchange Act.

The information set forth under the captions “Summary Term Sheet”; “Special Factors—Background of the Offer and the Merger”; “Special Factors—Position of the Company Regarding the Fairness of the Offer and the Merger”; “Special Factors—Purposes and Reason of Parent, Merger Sub and VimpelCom”; and “Special Factors—Purposes, Reasons and Plans for the Company after the Merger” is incorporated herein by reference.

Telenor has not yet formed an intention as to whether it will tender its shares of the Company’s common stock in the Offer, nor has Telenor made any recommendation in support of or in opposition to the transaction. It is Telenor’s intention that, prior to the expiration of the Offer, it will determine whether to tender its shares. Upon making a determination about tendering its shares of the Company’s common stock in the Offer, Telenor will provide disclosure concerning the purpose and reasons for Telenor’s decision to participate in the Offer.

Position of Altimo as to Fairness

Merger Sub has been informed that the information set forth below is or will be contained in the Altimo Schedule 13E-3. To the extent that the Offer and the Merger may be deemed to constitute a “going private” transaction, Altimo, as a significant stockholder of both the Company and VimpelCom, would be deemed to be engaged in the “going private” transaction and is required to express its beliefs as to the fairness of the Offer and the Merger to the Company’s unaffiliated stockholders. Altimo is making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and the related rules under the Exchange Act.

Altimo’s views as to the fairness of the Offer and the Merger should not be construed as a recommendation to any stockholder as to whether to tender its shares of Company common stock into the Offer or to how that stockholder should vote on the approval of the Merger and the Merger Agreement (if a vote of the Company’s stockholders is held). Altimo has interests in the Offer and the Merger that are different from, and in addition to, the Company’s unaffiliated stockholders generally, as described in more detail under “SPECIAL FACTORS—Interests of Altimo and Telenor ASA in the Offer and the Merger”. The interests of the Company’s stockholders that are unaffiliated with Parent, Merger Sub, VimpelCom or VimpelCom’s affiliates (including Altimo and Telenor) were represented by the special committee of independent directors that negotiated with Parent, Merger Sub and VimpelCom on an arms-length basis on their behalf, with the assistance of independent legal and financial advisors.

Altimo did not participate in the deliberation process of the Company’s special committee of independent directors, nor did it participate in the conclusions of the special committee of independent directors or the Company’s board of directors that the Offer and the Merger were fair to the Company’s unaffiliated stockholders. Further, Altimo did not engage a financial advisor to independently evaluate the fairness of the Offer or the Merger. Altimo did not receive advice from the Company’s or the special committee’s legal or financial advisors as to the substantive and procedural fairness of the proposed Offer or the proposed Merger. However, Altimo believes that the Offer and the Merger are substantively and procedurally fair to the stockholders unaffiliated with Parent, Merger Sub, VimpelCom or VimpelCom’s affiliates (including Altimo), based upon the following factors:

•

the factors considered by, and the findings of, the special committee of independent directors and the Company’s board of directors with respect to the substantive fairness of the Offer and the Merger to such unaffiliated stockholders as set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation”, which section is incorporated herein by reference, which findings and related analyses, as set forth in the Schedule 14D-9, Altimo adopts (notwithstanding the fact that Altimo is not entitled to rely on the financial presentation or opinion of the special committee’s financial advisor);

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the factors considered by, and the findings of, the special committee of independent directors and the Company’s board of directors with respect to the procedural fairness of the Offer and the Merger to such unaffiliated stockholders as set forth in the Schedule 14D-9, including the approval of the Offer and the Merger by the special committee of independent directors, the absence of a requirement that a majority of the Company’s unaffiliated stockholders tender their shares of the Company’s common stock into the Offer and the determination of the special committee of independent directors not to retain an unaffiliated representative to act on behalf of the Company’s unaffiliated stockholders, as described in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation” which section is incorporated herein by reference and which findings and related analyses, as set forth in the Schedule 14D-9, Altimo adopts (notwithstanding the fact that Altimo is not entitled to rely on the financial presentation or opinion of the special committee’s financial advisor);

•

the $105.00 per share merger consideration contemplated by the Merger Agreement, and the other terms and conditions of the Merger Agreement, resulted from extensive arms-length negotiations between the special committee and its advisors, on the one hand, and Parent, Merger Sub and VimpelCom and their respective advisors on the other hand;

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the fact that the special committee of independent directors consists solely of directors who are not officers of or affiliated with any of the Company’s significant stockholders, including Altimo or Telenor;

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the fact that the special committee of independent directors received an opinion from its financial advisor as to the fairness, from a financial point of view, and as of the date of the opinion, of the offer price to be received in the Offer and the Merger, taken together, to holders of the Company’s common stock (other than VimpelCom, Parent, Merger Sub, Altimo, Telenor, and their respective affiliates) (notwithstanding the fact that Altimo is not entitled to rely on the financial presentation or opinion of the special committee’s financial advisor);

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the fact that Parent, Merger Sub, VimpelCom, Altimo and Telenor did not participate in the deliberative process of, or the conclusions reached by, the special committee of independent directors or the negotiating positions of the special committee; and

•	the fact that the Offer and the Merger will provide consideration to the Company’s unaffiliated stockholders entirely in cash, which provides certainty of value.

Altimo noted that the special committee of independent directors and the Company’s board of directors did not consider the net book value or liquidation value of the Company, the recent purchase prices paid by officers, directors and affiliates of the Company for shares of the Company’s common stock or any firm offers made for the Company during the last two years, for the reasons described in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” and, accordingly, Altimo did not consider these factors.

In addition, under a potential interpretation of the applicability of the rules governing “going-private” transactions, any exercise by Merger Sub of the Top-Up Option, if granted, and any open market purchases effected by Parent, Merger Sub or VimpelCom following completion of the Offer could be deemed to be steps in a going-private transaction. If such exercises by Merger Sub of the Top-Up Option were deemed to be steps in a going-private transaction, Altimo believes that these exercises would be substantively and procedurally fair to the Company’s unaffiliated stockholders based upon:

•	the Top-Up Option having been fully negotiated on an arms-length basis with the Company’s special committee and its advisors;

•

the fact that the exercise of the Top-Up Option would facilitate the earlier payment of the merger consideration to holders of the shares of the Company’s common stock who did not tender their shares into the Offer;

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the fact that the Top-Up Option would only be exercised at a time when Merger Sub owns at least 80% of the outstanding shares of the Company’s common stock and, accordingly, would not affect the outcome of any vote of stockholders on the approval of the Merger;

•	the acquisition of the shares underlying the Top-Up Option would be made directly from the Company and not from any stockholder of the Company, and at a price equal to the offer price; and

•	the fact that such option is being fully disclosed in the Offer to Purchase.

If any open market purchases effected by Parent, Merger Sub or VimpelCom following completion of the Offer were deemed to be steps in a going-private transaction, Altimo believes that these purchases would be substantively and procedurally fair to the Company’s unaffiliated stockholders based upon:

•

the fact that these purchases would be made with the goal of facilitating the earlier payment of the merger consideration to holders of the shares of the Company’s common stock that did not tender their shares into the Offer;

•	these purchases would be made in accordance with applicable law;

•	these purchases would be made at prevailing market prices and would be fully disclosed in accordance with applicable law; and

•	the possibility of such purchases being fully disclosed in the offer to purchase.

The foregoing discussion of the information and factors considered and given weight by Altimo in connection with the fairness of the Offer and the Merger, any exercise by Merger Sub of the Top-Up Option contemplated by the Merger Agreement and any open market purchases effected by Parent, Merger Sub or VimpelCom following completion of the Offer, is not intended to be exhaustive but is believed to include all material factors considered by Altimo. Altimo did not find it practicable to, and did not, quantify or otherwise attach relative weights to the foregoing factors in reaching its position as to the fairness of these transactions. Altimo believes that these factors provide a reasonable basis for its position that it believes that these transactions are fair to the Company’s unaffiliated stockholders.

Position of Telenor as to Fairness

Merger Sub has been informed that the information set forth below is or will be contained in the Telenor Schedule 13E-3. Telenor is a significant stockholder of both the Company and VimpelCom and Telenor’s officers serve on both the Company’s board of directors and VimpelCom’s board of directors. Accordingly, if the Offer and the Merger are deemed to constitute a “going private” transaction, then Telenor could be deemed to be engaged in the “going private” transaction and may be required to express its beliefs as to the fairness of the Offer and the Merger to the Company’s unaffiliated stockholders. Telenor is making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and the related rules under the Exchange Act.

Telenor’s views as to the fairness of the Offer and the Merger should not be construed as a recommendation to any stockholder as to whether to tender its shares of the Company’s common stock into the Offer. Telenor has interests in the Offer and the Merger that are different from, and in addition to, the Company’s unaffiliated stockholders generally, as described in more detail under “—Interests of Altimo and Telenor in the Offer and the Merger.” The interests of the Company’s stockholders that are unaffiliated with Parent, Merger Sub, VimpelCom or VimpelCom’s affiliates (including Telenor and Altimo) were represented by the Company’s special committee of independent directors that negotiated with Parent, Merger Sub and VimpelCom on an arms-length basis on their behalf, with the assistance of independent legal and financial advisors.

Telenor did not participate in the deliberation process of the Company’s special committee of independent directors, nor did it participate in the conclusions of the special committee of independent directors or the

Company’s board of directors that the Offer and the Merger were fair to the Company’s unaffiliated stockholders. Further, Telenor did not engage a financial advisor to independently evaluate the fairness of the Offer or the Merger. Although officers of Telenor who serve on the Company’s board of directors participated in meetings at which the Company’s and the special committee’s legal advisors and the special committee’s financial advisors made presentations, Telenor did not receive advice from the Company’s or the special committee’s legal or financial advisors as to the substantive and procedural fairness of the proposed Offer or the proposed Merger. However, Telenor believes that the Offer and the Merger are substantively and procedurally fair to the stockholders unaffiliated with Parent, Merger Sub, VimpelCom or VimpelCom’s affiliates (including Telenor), based upon the following factors:

•	Telenor’s internal financial analysis of the fairness of the Offer to unaffiliated stockholders;

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the factors considered by, and the findings of, the special committee of independent directors and the Company’s board of directors with respect to the substantive fairness of the Offer and the Merger to such unaffiliated stockholders as set forth in the Schedule 14D-9 “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation”, which is incorporated herein by reference and which Telenor adopts (notwithstanding the fact that Telenor is not entitled to rely on the financial presentation or the opinion of the special committee’s financial advisor);

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the factors considered by, and the findings of, the special committee of independent directors and the Company’s board of directors with respect to the procedural fairness of the Offer and the Merger to such unaffiliated stockholders as set forth in the Schedule 14D-9, including the approval of the Offer and the Merger by the special committee of independent directors, the absence of a requirement that a majority of the Company’s unaffiliated stockholders tender their shares of the Company’s common stock into the Offer and the determination of the special committee of independent directors not to retain an unaffiliated representative to act on behalf of the Company’s unaffiliated stockholders, as described in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation,” which is incorporated herein by reference and which findings and related analyses Telenor adopts (notwithstanding the fact that Telenor is not entitled to rely on the financial presentation or the opinion of the special committee’s financial advisor);

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the $105.00 per share in cash merger consideration contemplated by the Merger Agreement, and the other terms and conditions of the Merger Agreement, resulted from extensive arms-length negotiations between the special committee and its advisors, on the one hand, and Parent, Merger Sub and VimpelCom and their respective advisors, on the other hand;

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the fact that the special committee of independent directors consists solely of directors who are not officers of or affiliated with any of the Company’s significant stockholders, including Nye Telenor and Sunbird Limited;

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the fact that the special committee of independent directors received an opinion from its financial advisor as to the fairness, from a financial point of view, and as of the date of the opinion, of the offer price to be received in the Offer and the Merger, taken together, to holders of the Company’s common stock (other than VimpelCom, Parent, Merger Sub, Altimo, Telenor, and their respective affiliates) (notwithstanding the fact that Telenor is not entitled to rely on such opinion);

•

the fact that Parent, Merger Sub, VimpelCom, Telenor and Altimo did not participate in the deliberative process of, or the conclusions reached by, the Company’s special committee of independent directors or the negotiating positions of the Company’s special committee; and

•	the Offer and the Merger will provide consideration to the Company’s unaffiliated stockholders entirely in cash, which provides certainty of value.

Telenor noted that the Company’s special committee of independent directors and the Company’s board of directors did not consider the net book value or liquidation value of the Company, the recent purchase prices paid by officers, directors and affiliates of the Company for shares of the Company’s common stock or any firm offers made for the Company during the last two years, for the reasons described in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation,” and, accordingly, Telenor did not consider these factors.

In addition, under a potential interpretation of the applicability of the rules governing “going-private” transactions, any exercise by Merger Sub of the Top-Up Option, if granted, and any open market purchases effected by Parent, Merger Sub or VimpelCom following completion of the Offer could be deemed to be steps in a “going-private” transaction. If such exercises by Merger Sub of the Top-Up Option were deemed to be steps in a “going-private” transaction, Telenor believe that these exercises would be substantively and procedurally fair to the Company’s unaffiliated stockholders based upon:

•	the Top-Up Option having been fully negotiated on an arms-length basis with the Company’s special committee and its advisors;

•

the fact that the exercise of the Top-Up Option would facilitate the earlier payment of the merger consideration to holders of the Company’s common stock who did not tender their shares into the Offer;

•

the fact that the Top-Up Option would only be exercised at a time when Merger Sub owns at least 80% of the outstanding shares of the Company’s common stock and, accordingly, would not affect the outcome of any vote of stockholders on the approval of the Merger;

•	the acquisition of the shares underlying the Top-Up Option would be made directly from the Company and not from any stockholder of the Company, and at a price equal to the offer price; and

•	the fact that such option is being fully disclosed in this offer to purchase.

If any open market purchases effected by Parent, Merger Sub or VimpelCom following completion of the Offer were deemed to be steps in a going-private transaction, Telenor believes that these purchases would be substantively and procedurally fair to the Company’s unaffiliated stockholders based upon:

•

the fact that these purchases would be made with the goal of facilitating the earlier payment of the merger consideration to holders of the Company’s common stock that did not tender their shares into the Offer;

•	these purchases would be made in accordance with applicable law;

•	these purchases would be made at prevailing market prices and would be fully disclosed in accordance with applicable law; and

•	the possibility of such purchases being fully disclosed in this offer to purchase.

The foregoing discussion of the information and factors considered and given weight by Telenor in connection with the fairness of the Offer and the Merger, any exercise by Merger Sub of the Top-Up Option contemplated by the Merger Agreement and any open market purchases effected by Parent, Merger Sub or VimpelCom following completion of the Offer, is not intended to be exhaustive but is believed to include all material factors considered by Telenor. Telenor did not find it practicable to, and did not, quantify or otherwise attach relative weights to the foregoing factors in reaching its position as to the fairness of these transactions. Telenor believes that these factors provide a reasonable basis for its belief that these transactions are fair to the Company’s unaffiliated stockholders.

Certain Effects of the Offer and the Merger

The purchase of shares of the Company’s common stock pursuant to the Offer will reduce the number of shares of the Company’s common stock that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining shares of the Company’s common stock held by the public.

The shares of the Company’s common stock are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the shares of the Company’s common stock are not listed on a national securities exchange and there are fewer than 300 record holders of the shares of the Company’s common stock. Parent and Merger Sub do not currently intend to take any action to terminate the registration of the Company’s common stock under the Exchange Act prior to the Merger but such registration will be terminated following completion of the Merger. The termination of registration of the shares of the Company’s common stock under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of shares of the Company’s common stock and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement to furnish a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) of the Exchange Act, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going-private” transactions, no longer applicable to the Company. In addition, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities under Rule 144 under the Securities Act of 1933, as amended. If registration of the shares of the Company’s common stock under the Exchange Act were terminated, the shares of the Company’s common stock would no longer be “margin securities” or be eligible for listing on NASDAQ.

In addition, if the registration of the shares of the Company’s common stock is terminated, the Company will no longer be subject to certain provisions of the Sarbanes-Oxley Act of 2002 (“Sarbanes Oxley”) or the liability provisions of the Exchange Act with respect to the Company’s common stock.

After completion of the Offer, the Company expects to be eligible to elect “controlled company” status pursuant to Rule 4350(c)(5) of NASDAQ, which means that the Company would be exempt from the requirement that the Company’s board of directors be composed of a majority of “independent directors” and the related rules covering the independence of directors with respect to determining compensation for the Company’s executive officers and nomination of directors for election to the Company’s board of directors. The controlled company exemption does not modify the independence requirements for the Company’s Audit Committee. We expect the Company to elect “controlled company” status following completion of the Offer. In addition, the listing of the Company’s common stock on NASDAQ will be terminated upon completion of the Merger. Parent, Merger Sub and VimpelCom do not currently intend to take any action to terminate the listing of the Company’s common stock on NASDAQ prior to completion of the Merger, but NASDAQ could take action to terminate the listing of the Company’s common stock if the Company ceases to satisfy applicable listing requirements.

At the effective time of the Merger, except as provided below with respect to certain unvested restricted shares, each share of the Company’s common stock issued and outstanding immediately prior to the effective time of the Merger not tendered into the Offer (other than shares owned by the Company, any of its subsidiaries, Parent or Merger Sub, or owned by a holder who is entitled to, and has validly demanded, appraisal rights immediately prior to the effective time of the Merger) will automatically be cancelled and converted into the right to receive $105.00 in cash without interest (and less any amounts required to be deducted and withheld under any applicable law). All outstanding options, stock appreciation rights, unvested restricted shares and other equity awards that are settled in or related to the Company’s common stock (other than restricted shares) will, as of the effective time of the Merger, be treated as follows:

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all options, stock appreciation rights or other equity awards that are settled in or related to the Company’s common stock (other than restricted shares) held by any current, former or retired employee, officer, consultant, independent contractor or director of the Company or any of its subsidiaries under any company benefit plan (together “Company Equity Awards”) which are vested and outstanding as of the effective time of the Merger will be converted into the right to receive from the surviving corporation promptly following the consummation of the Merger an amount in cash equal to the number of shares of the Company’s common stock subject to such vested Company Equity

Awards multiplied by the excess, if any, of (x) the merger consideration over (y) the exercise or the strike price of the Company Equity Awards, as the case may be (as adjusted on any vesting date), without interest (and less any amounts required to be deducted and withheld under any applicable law), except that the merger consideration with respect to any stock appreciation right that has been frozen by the Company prior to the effective time of the Merger will be deemed to be $53.80 per share. In the event that the per share exercise or strike price of any Company Equity Award is equal to or greater than the merger consideration, such Company Equity Award shall be canceled without payment therefor and have no further force or effect;

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all Company Equity Awards which are unvested and outstanding as of the effective time of the Merger will be converted into the right to receive from the surviving corporation on each of the applicable vesting dates (and subject to the terms and conditions applicable to such unvested Company Equity Awards) a cash payment equal to the number of shares of the Company’s common stock subject to such Company Equity Awards multiplied by the excess, if any, of (x) the merger consideration over (y) the exercise or the strike price of the unvested Company Equity Awards, as the case may be (as adjusted on any vesting date), without interest (and less any amounts required to be deducted and withheld under any applicable law), except that the merger consideration with respect to any stock appreciation right which has been frozen by the Company prior to the effective time of the Merger will be deemed to be $53.80 per share. In the event that the per share exercise or strike price of any Company Equity Award is equal to or greater than the merger consideration, such Company Equity Award shall be canceled without payment therefor and have no further force or effect; and

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each unvested restricted share of the Company outstanding immediately prior to the effective time of the Merger shall, as of the effective time of the Merger, be canceled and converted into the right to receive $105.00 in cash, without interest (and less any amounts required to be deducted and withheld under any applicable law).

Upon the acceptance for payment of any shares of the Company’s common stock pursuant to the Offer and the deposit of funds sufficient to fund such payment with the depositary for the Offer, Parent will be entitled to appoint all but one member of the board of directors of the Company. The remaining director will be a current member of the special committee of independent directors and will be chosen in the following manner: the special committee of the Company will propose two directors who currently serve on the special committee of independent directors as candidates and Parent will choose one of the two proposed candidates. The remaining director will not be required to resign or be removed from the board of the Company until the effective time of the Merger. At the effective time of the Merger, the Company’s certificate of incorporation and bylaws will be amended as contemplated in the Merger Agreement and will become the certificate of incorporation and bylaws of the surviving corporation.

Altimo and Telenor, which are significant stockholders of both the Company and VimpelCom, have interests in the Offer and the Merger that are different from the Company’s unaffiliated stockholders generally, as described in more detail under “Interests of Altimo and Telenor in the Offer and the Merger.”

If the Merger is consummated, the Company’s unaffiliated stockholders will have no interest in the Company’s net book value or net earnings. The table below sets forth the interests of VimpelCom, Telenor and Altimo in the Company’s net book value and net earnings prior to the commencement of the Offer and immediately after the Merger, based upon the net book value of the Company at September 30, 2007 and net earnings of the Company for the nine-months ended September 30, 2007. Immediately following the Merger, the entire interest in the Company’s net book value and net earnings will be held through Parent by VimpelCom and its stockholders, including Telenor and Altimo.

	Ownership Prior to the Offer(1)				Ownership After the Merger(2)
	Net Book Value		Net Earnings		Net Book Value		Net Earnings
Name	$ in thousands	%	$ in thousands	%	$ in thousands	%	$ in thousands	%
VimpelCom	0	0	0	0	1,154,124	100.0	123,357	100.0
Telenor	211,205	18.3	22,574	18.3	387,786	33.6	41,448	33.6
Altimo	306,997	26.6	32,813	26.6	427,026	37.0	45,642	37.0

(1)

Based upon beneficial ownership of shares of the Company’s common stock reported by Telenor and Altimo as of September 30, 2007, excluding any options (whether or not exercisable), and the Company’s net book value at September 30, 2007 (unaudited) and net income for the nine-months ended September 30, 2007 (unaudited).

(2)

Based upon beneficial ownership of shares of VimpelCom’s common stock reported by Telenor and Altimo as of September 30, 2007 and the Company’s net book value at September 30, 2007 (unaudited) and net income for the nine-months ended September 30, 2007 (unaudited). Altimo also beneficially owns 6.426,000 shares of VimpelCom’s preferred stock. Each share of VimpelCom’s preferred stock entitles its holder to an annual fixed dividend of 0.001 Russian ruble and fixed liquidation value of 0.005 Russian rubles. VimpelCom has not paid any dividends on its shares of preferred stock in addition to the annual fixed dividend payment.

Effects on the Company if the Offer is Not Consummated

If the Offer is not consummated for any reason, stockholders of the Company will not receive any payment for their shares in connection with the Offer. Instead, the Company will remain an independent public company and the Company’s common stock will continue to be listed on NASDAQ, subject to changes in the business that may be effected by its management or as a result of external factors. In addition, if the Offer is not consummated, we expect that the Company stockholders will continue to be subject to the same risks and opportunities as they currently are, subject to changes in the business of the Company that may be effected by its management or as a result of external factors. If the Offer is not consummated, there can be no assurance as to the effect of these risks and opportunities on the future value of your shares of the Company’s common stock. If the Offer is not consummated for any reason, there can be no assurance that any other similar transaction acceptable to the Company will be offered by any person, or that the business, prospects or results of operations of the Company will not be adversely impacted.

Interests of the Company’s Directors and Executive Officers in the Offer and the Merger

In considering the Offer and the Merger, the Company’s stockholders should be aware that certain of the Company’s directors and executive officers have interests in the transaction that are different from, and/or in addition to, the interests of the Company’s stockholders generally (as described in the Schedule 14D-9 under “Item 3—Past Contracts, Transactions, Negotiation and Agreements—Conflicts of Interest”). The Company has advised Merger Sub that the special committee and the Company’s board of directors were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decision to approve the Merger and the Merger Agreement and to recommend that the Company’s stockholders tender their shares of the Company’s common stock into the Offer and if a vote is required under the DGCL, vote in favor of approving and adopting the Merger and the Merger Agreement.

Company Director Compensation Arrangements and Other Interests

Prior to consummation of the Offer, the Company’s board of directors intends to pay to each member of the special committee of independent directors a one-time fee as remuneration for service on the special committee of independent directors. The amount to be paid to members of the special committee is expected to be determined by the Company’s board of directors prior to completion of the Offer. Such determination will be made without regard to the success of the Offer. The Merger Agreement further provides that certain restricted shares granted to employees and directors of the Company and outstanding immediately prior to the effective time of the Merger will vest and become free of restrictions as of the effective time of the Merger and be converted into the right to receive an amount in cash equal to the price paid per share in the Offer. Also see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements with Current Executive Officers, Directors and Affiliates of the Company” in the Schedule 14D-9 filed by the Company with the SEC on January 18, 2008.

Indemnification and Insurance

Parent and/or the Company have made certain commitments in respect of indemnification and insurance that benefit the directors and officers of the Company, as described under “The Merger Agreement—Indemnification and Insurance.”

Interests of Altimo and Telenor in the Offer and the Merger

The Company’s two largest shareholders are affiliates of VimpelCom’s two largest shareholders.

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Sunbird Limited, the beneficial owner of approximately 26.6% of the Company’s outstanding shares of common stock, and Eco Telecom Limited, the beneficial owner of approximately 37.0% of VimpelCom’s outstanding shares of common stock (which, together with 6,426,600 shares of voting preferred stock held by Eco Telecom Limited, represent approximately 44.0% of VimpelCom’s outstanding voting capital stock), are each subsidiaries of Altimo. In addition, four nominees of Eco Telecom Limited currently serve on the board of directors of VimpelCom, including two individuals who also serve on the board of directors of the Company.

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Nye Telenor, the beneficial owner of approximately 18.3% of the Company’s outstanding shares of common stock and Telenor East Invest AS (“Telenor East Invest”), the beneficial owner of approximately 33.6% of VimpelCom’s outstanding shares of common stock (and approximately 29.9% of VimpelCom’s outstanding voting capital stock) are each subsidiaries of Telenor. In addition, four nominees of Telenor East Invest (three of whom are employees of Telenor or one of its affiliates) currently serve on the board of directors of VimpelCom, including one individual who also serves on the board of directors of the Company.

As a result of the Offer and the Merger, stockholders of the Company who are also not stockholders of VimpelCom will cease to have any interest in the ongoing business of the Company. Altimo and Telenor will, by virtue of their indirect ownership of VimpelCom’s outstanding capital stock, continue to have an indirect interest in the ongoing business, net book value and net earnings of the Company. Immediately following the Merger, the entire interest in the Company’s net book value and net earnings will be held through Parent by VimpelCom. See “Special Factors—Certain Effects of the Offer and the Merger” above.

Certain directors of the Company are employed by Altimo or Telenor or their affiliates and certain of those directors simultaneously serve on the VimpelCom board of directors.

•	Three members of the Company’s board of directors, Messrs. Alexey Reznikovich, Petr Aven and Oleg Malis, are affiliated with Altimo. Mr. Reznikovich is Chief Executive Officer and Mr. Malis is Senior

Vice President of Altimo. Mr. Aven is President of Alfa Bank, an affiliate of Altimo. Messrs. Malis and Reznikovich serve simultaneously on the VimpelCom board of directors.

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Two members of the Company’s board of directors, Messrs. Thor A. Halvorsen and Kjell Morten Johnsen, are employed by Telenor. Mr. Halvorsen is an Executive Vice President of Telenor and Mr. Johnsen is a Senior Vice President of Telenor Central & Eastern Europe, an affiliate of Telenor. Mr. Johnsen serves simultaneously on the VimpelCom board of directors.

The directors of VimpelCom who are employed by Altimo, Telenor or their affiliates, including those who also serve as directors of the Company, may be deemed to have certain interests in the Offer, the Merger and the other transactions contemplated by the Merger Agreement that are different from or in addition to the interests of VimpelCom’s stockholders generally. The VimpelCom board of directors was aware of these interests and considered that such interests may be different from or in addition to the interests of VimpelCom’s stockholders generally, among other matters, in evaluating a potential transaction with the Company. Accordingly, on August 22, 2007, an informal independent committee of the board was established to oversee the process. On October 12, 2007, prior to commencement of formal discussions between VimpelCom and the Company and VimpelCom’s access to non-public information regarding the Company, the VimpelCom board of directors met and confirmed the prior informal establishment of the special committee of independent directors to oversee the transaction, including the evaluation and negotiation of the terms (including price) of such transaction, and to make a recommendation to the VimpelCom board of directors regarding the transaction. The members of the VimpelCom special committee are Messrs. Jo Lunder, David Haines and Leonid Novoselsky, each of whom the VimpelCom board of directors determined has no interest in or affiliation with the Company or any other interest that would affect their ability to act independently for the purpose of considering a transaction with the Company. Mr. Lunder serves as Chairman of the VimpelCom special committee.

Certain Relationships Between Parent, Merger Sub, VimpelCom and the Company

To the knowledge of Parent, Merger Sub and VimpelCom, there are no relationships between Parent, Merger Sub and VimpelCom or any of their respective affiliates, on the one hand, and the Company or any of its affiliates, on the other hand, that would require disclosure under the rules and regulations of the SEC applicable to this offer to purchase other than in respect of (a) those described above under “Interests of Altimo and Telenor in the Offer and the Merger,” (b) those described immediately below and (c) the Merger Agreement and agreements entered into in connection with the Merger Agreement as described below under “—Merger Agreement” and as described in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions and Agreements—Agreements between the Company and Parent and Merger Sub and their Affiliates,” which section is incorporated herein by reference.

(a) Transactions with Related Persons

Agreements with Sovintel

Historically, VimpelCom and EDN Sovintel LLC (“Sovintel”), a subsidiary of the Company, have entered into commercial agreements in the ordinary course of business including agreements for the provision of services for interconnect, traffic transit, common construction of an inter-city fiber optic link in the regions of Russia, and the right to use certain federal telephone numbers and certain services associated with such use. In 2006 and 2007, VimpelCom paid Sovintel approximately $22.0 million and $58.2 million, respectively, under these agreements. In 2007, Sovintel paid VimpelCom approximately $29.9 million under these agreements.

In December 2006, VimpelCom entered into agreements with Sovintel for access to services for local, intertoll and international telephone communications. The term of these agreements is five years and the total amount to be paid by VimpelCom to Sovintel during the term of these agreement is approximately $51.1 million.

Agreements with Alfa Group

On January 18, 2006, VimpelCom acquired 100% of the outstanding shares of Bakarie Uzbekistan Telecom LLC (“Buztel”), a GSM operator in Uzbekistan, for a purchase price of $60.0 million plus the assumption of approximately $2.4 million in debt. Prior to VimpelCom’s acquisition, Buztel was owned by an affiliate of Altimo.

VimpelCom maintains some of its bank accounts at Alfa Bank, an affiliate of Altimo. As of December 31, 2006 and December 31, 2007, VimpelCom had balances at Alfa Bank of approximately $0.8 million and $51.5 million.

(b) Agreements Involving the Company’s Securities

Shareholders Agreement

On December 1, 2003, subsidiaries of the Company completed the purchase of OAO Comincom from Nye Telenor. As a result of the transaction, Nye Telenor, an affiliate of Telenor, acquired approximately 19.5% of the Company’s then issued and outstanding shares of common stock. Also in connection with the transaction, the Company and certain significant shareholders of the Company, entered into a shareholders agreement dated as of August 19, 2003 (the “Shareholders Agreement”) which became effective upon the closing of the transaction. The original parties to the Shareholders Agreement were the Company, Altimo (then known as Alfa Telecom Limited), Nye Telenor, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund L.P. (“CIG”), Cavendish Nominees Limited and First NIS Regional Fund SICAV (together with Cavendish Nominees Limited, “Barings”). Upon the acquisition by Sunbird Limited from Altimo of shares of the common stock of the Company currently held by Sunbird Limited, Sunbird Limited executed an endorsement agreeing to be bound by the terms of the Shareholders Agreement.

The Shareholders Agreement places limitations on the ability of a shareholder who is a party thereto, together with any of its affiliates, to acquire, individually or together with its affiliates, beneficial ownership of fifty percent or more of the issued and outstanding shares of the common stock of the Company, other than pursuant to a “Tender Offer” as defined in the Shareholders Agreement. For purposes of the Shareholders Agreement, a “Tender Offer” is defined as an offer made by a shareholder who is a party to the agreement or any of its affiliates, to purchase any and all of the issued and outstanding shares of the Company, which (subject to certain limitations in the event of competing tender offers), is accepted by stockholders holding a simple majority of the issued and outstanding shares of common stock of the Company, excluding any shares of common stock of the Company held by such shareholder and its affiliates. As Parent, Merger Sub and VimpelCom may be deemed to be affiliates of each of Altimo and Nye Telenor, respectively, for purposes of the Shareholders Agreement, the Minimum Condition was set at 63.3% of the total number of outstanding shares of the Company’s common stock in order to comply with the provisions of the Shareholders Agreement defining a “Tender Offer.”

Except with respect to Tender Offers (as defined in the Shareholders Agreement), the Shareholders Agreement restricts shareholders who are parties thereto and their affiliates from engaging in business combinations with the Company without the prior approval of the Company’s board of directors, including the affirmative vote of a majority of disinterested directors.

The Shareholders Agreement further provides that, except with respect to Tender Offers (as defined in the Shareholders Agreement), non-directed sales of shares through certain stock exchanges, public offerings and transfers to controlled affiliates, until December 1, 2008, a party to the Shareholders Agreement who holds at least ten percent of the outstanding shares of common stock of the Company wishing to transfer any shares of common stock of the Company is required first to give notice to Altimo, Nye Telenor, and OAO Rostelecom, each of which has 30 days to offer to purchase for cash all (but not less than all) of the offered shares of common stock of the Company. The offer must be the same or higher than the price set forth in the notice, in order to obligate the transferor to transfer shares of the Company’s common stock to the offeror. Altimo has agreed to certain additional restrictions on transfers by it.

Under the Shareholders Agreement, each party thereto has agreed to certain rights, conditions and limitations with respect to any direct or indirect sale, exchange, transfer, pledge, assignment, distribution or other disposition, or issuance or creation of any option or any voting proxy, voting trust or other agreement in respect of the Company, its management or any shares of common stock of the Company.

The Shareholders Agreement also affords the parties thereto preemptive rights with respect to issuances of securities, including shares of the Company’s common stock, by the Company, so that their respective percentage ownership may be maintained.

The Shareholders Agreement terminates automatically at the earlier of the date on which all parties thereto agree to terminate the agreement or the date on which any person, individually or collectively with its affiliates, owns more than fifty percent of the issued and outstanding shares of the Company’s common stock. If a party to the Shareholders Agreement who at any time owned at least three percent of the shares of the Company’s common stock ceases to own at least three percent of the shares of the Company’s common stock, such shareholder automatically ceases to be a party to the Shareholders Agreement.

Registration Rights Agreement

The Company is party to a Registration Rights Agreement dated as of August 19, 2003 among the Company, Altimo (then known as Alfa Telecom Limited), Nye Telenor, OAO Rostelecom, CIG and Barings. Under this Registration Rights Agreement, each of Altimo, Telenor, OAO Rostelcom and Barings has the right to request in writing that the Company effect a registration under the Securities Act of 1933, as amended, to all or part of the registrable Company securities held by such party. Each of Altimo, Telenor and OAO Rostelecom is entitled to two demand registrations. Each of Barings and Capital is entitled to one demand registration.

Each of the foregoing summaries of the Shareholders Agreement and the Registration Rights Agreement is qualified in its entirety by reference to the Shareholders Agreement and Registration Rights Agreement which are filed as Exhibits(d)(1) and (d)(2) to the Schedule TO and incorporated by reference.

Security Ownership of Certain Beneficial Owners and Management

The information contained in Annex II to the Schedule 13E-3 filed by the Company under the heading “Stock Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

Prior Stock Purchases and Sales

There were no purchases and sales of shares of the Company’s common stock by Parent, Merger Sub or VimpelCom during the past two years. To the knowledge of Parent, Merger Sub and VimpelCom, there were no purchases and sales of shares of the Company’s common stock by Telenor during the past two years. On November 3, 2006 Sunbird Limited entered into a Purchase Agreement with Altimo whereby Sunbird Limited acquired 10,731,707 common shares of the Company from Altimo in consideration of payment by Sunbird Limited of $195,000,000 (approximately, $18.17 per share).

The Merger Agreement

This section of the offer to purchase describes the material terms of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Company’s Current Report on Form 8-K that the Company filed with the SEC on December 21, 2007 and is incorporated herein by reference. We urge you to read the full text of the Merger Agreement because it is the legal document that governs the Offer and the Merger. We have included this description of the Merger Agreement to provide you with information regarding its terms. We have not provided this description to provide you with any other factual information about the Company. The Merger Agreement may be examined and copies may be obtained in the manner set forth under the caption “The Tender Offer—Section 7. Certain Information Concerning the Company.”

The Offer

The Merger Agreement provides that the Offer will be conducted on the terms and subject to the conditions described in “The Tender Offer—Section 1. Terms of the Offer; Expiration Date” and “The Tender Offer—Section 11. Certain Conditions to the Offer.”

Directors

Subject to compliance with applicable law, promptly upon the acceptance for payment for shares of the Company’s common stock by Merger Sub pursuant to the Offer and the deposit of funds sufficient to fund such payment with the depositary for the Offer, Parent shall be entitled to designate all but one of the members of the board of directors of the Company and all of the directors of each subsidiary and joint venture of the Company (or such number of directors as the Company is entitled to appoint). The remaining director shall be chosen in the following manner: the special committee of the Company will propose two directors as candidates and Parent will choose one of the two candidates. The remaining director will not be removed or required to resign from the board of directors until the effective time of the Merger. The Company shall take all actions necessary to cause Parent’s designees to be so elected or appointed to the board of directors (including, using commercially reasonable best efforts to obtain resignations from incumbent directors).

Top-Up Option

Subject to certain terms and conditions set forth in the Merger Agreement, the Company has agreed to grant to Merger Sub an irrevocable option (the “Top-Up Option”) pursuant to which Merger Sub may purchase, immediately after Merger Sub has accepted for payment all shares of the Company’s common stock validly tendered pursuant to the Offer, at a price per share equal to the $105.00 per share (or any higher price per share of common stock paid by Merger Sub pursuant to the terms of the Offer), a number of newly issued shares of the Company’s common stock (the “Top-Up Option Shares”) that, when added to the number of shares of the Company’s common stock owned directly or indirectly by Parent or Merger Sub at the time of exercise of the Top-Up Option, constitutes one share of the Company’s common stock more than 90% of the number of shares of the Company’s common stock that will be outstanding immediately after the issuance of the Top-Up Option Shares. The Top-Up Option is subject to applicable SEC rules and other customary conditions, including that Merger Sub have accepted for payment all shares of the Company’s common stock tendered in the Offer and not validly withdrawn, and that prior to exercising the Top-Up Option, Parent and Merger Sub own at least 80% of the outstanding shares of the Company’s common stock. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Merger Sub to effect a “short-form” merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured because of Merger Sub’s ownership of a majority of the shares of the Company’s common stock following completion of the Offer. The purchase price for the Top-Up Option Shares may be paid by cash, by means of a promissory note, which we expect would be canceled in connection with the Merger, or a combination of both. The Top-Up Option may be exercised by Merger Sub, in whole or in part, at any time on or after the expiration of the Offer and on or prior to the fifth business day after the Expiration Date or the expiration date of any subsequent offering period; provided, however, that the obligation of the Company to deliver the Top-Up Shares upon the exercise of the Top-Up Option is subject to the conditions that (A) prior to the exercise of the Top-Up Option, Parent and Merger Sub own at least 80% of the total number of shares of the Company’s common stock outstanding, (B) no provision of any applicable law and no restraint shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise, (C) the issuance of the Top-Up Option Shares pursuant to the Top-Up Option would not require approval of the Company’s stockholders under the DGCL or any rule or regulation of the Nasdaq Global Select Market and would not obligate the Company to issue or delivery any securities pursuant to preemptive rights provisions contained in any agreement to which the Company is a party, (D) upon exercise of the Top-Up Option, the number of shares of the Company’s common stock owned, directly or indirectly, by Parent or Merger Sub constitutes one share of common stock more than 90% of the number of shares of common stock that will be outstanding immediately after the issuance of the Top-Up Option Shares, (E) the number of Top-Up Option Shares issued pursuant to the Top-Up Option shall in no event exceed the number of authorized and unissued shares of the Company’s common stock not otherwise reserved for issuance for outstanding Company Equity Awards or other obligations of the Company and (F) Merger Sub shall have accepted for payment the shares of the Company’s common stock validly tendered pursuant to the Offer. The term “Expiration Date” means 12:00 midnight, New York City time, on February 15, 2008 unless Merger Sub shall have extended the period during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Merger Sub, shall expire.

The Merger

The Merger will only occur if the Offer is completed. When references are made in this offer to purchase to events occurring in connection with the Merger or following the Merger, these events will only occur at that time, and not in connection with the Offer.

The Merger Agreement provides that, as soon as reasonably practicable (but in no event later than the second business day) after the day on which the last condition to the Merger is satisfied or validly waived, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation. At such time, the Company and/or Merger Sub will file the Certificate of Merger with the Secretary of State of the State of Delaware. As a result of the Merger, the Company will cease to be a publicly traded company and will become a direct subsidiary of Parent. The Merger will become effective at the time the Certificate of Merger is filed with the Secretary of State of the State of Delaware (or at a later time, if agreed upon by the Company and Merger Sub and specified in the Certificate of Merger).

We expect that the Merger will be consummated as promptly as practicable after all conditions to the Merger, including, if necessary, the vote of the Company’s stockholders in favor of the Merger and the Merger Agreement, have been satisfied or validly waived. If, following the Offer and any subsequent offering period and the exercise, if any, of the Top-Up Option, the requirements for a short–form merger pursuant to Section 253 of the DGCL are satisfied such that the Merger may be effected without a vote of the stockholders of the Company, Parent, Merger Sub and the Company shall take all necessary and appropriate action to consummate the Merger as a short-form merger as soon as practicable after the satisfaction or waiver of the conditions to the closing of the Merger set forth in the Merger Agreement.

The Company, Parent or Merger Sub may terminate the Merger Agreement prior to the consummation of the Merger in some circumstances whether before or after the completion of the Offer. You can find additional details on termination of the Merger Agreement under “—Termination of the Merger Agreement” below.

Merger Consideration

At the effective time of the Merger, without any action on the part of the Company, Parent, Merger Sub or the holders of the common stock, each share of the Company’s common stock (including any restricted shares) issued and outstanding immediately prior to the effective time of the Merger, other than the shares of the Company’s common stock owned by the Company or any of its subsidiaries, Parent or Merger Sub (or any other wholly owned subsidiary of Parent to which Merger Sub’s rights and obligations are assigned) or shares that are held by a holder who was entitled to and has validly demanded appraisal rights (as describe under “—Appraisal Rights”) will automatically be canceled and converted into the right to receive $105.00 in cash, (without interest and less any amounts required to be deducted and withheld under any applicable law) (the “Merger Consideration”).

Record holders of common stock of the Company who follow the procedures set forth in Section 262 will have a statutory right in connection with the Merger to demand payment of the fair value of their shares of common stock of the Company as determined in a judicial appraisal proceeding in accordance with Section 262 of the DGCL, plus interest, if any, from the date of the Merger. This value may be more or less than the $105.00 per share in cash consideration offered in the Merger. In order to qualify for these rights, stockholders must make a written demand for appraisal within 20 days after the date of mailing of the notice of Merger and appraisal rights and otherwise comply with the procedures for exercising appraisal rights set forth in the DGCL. The statutory right is set out in Section 262 of the DGCL and is complicated. Any failure to comply with its terms will result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right of appraisal are encouraged to seek advice from legal counsel. Any holder who tenders his shares in the Offer (and whose shares are purchased in the Offer) will not be entitled to demand appraisal of his shares in connection with the Merger.

Treatment of Options, Stock Appreciation Rights and Other Equity Awards

All outstanding stock options, stock appreciation rights or other equity awards that are settled in or related to the Company’s common stock (other than restricted shares) (together, “Company Equity Awards”), as of the effective time of the Merger, will be treated as described above under “—Certain Effects of the Offer and the Merger.” “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements with Current Executive Officers, Directors and Affiliates of the Company—Treatment of Company Equity Awards in the Offer and Merger” in the Schedule 14D-9 filed by the Company with the SEC on January 18, 2008.

The effect of the Merger on the Company’s other employee benefit plans is described below under “—Employee Benefits.”

Payment for Shares of the Company’s Common Stock

Before the Merger, Parent will designate a bank or trust company reasonably acceptable to the Company to serve as the disbursing agent for the Merger Consideration and the payments for Company Equity Awards, as described above. Promptly after the effective time of the Merger, Parent shall cause to be deposited with the paying agent, cash in the aggregate amount sufficient to pay the Merger Consideration in respect of all shares outstanding immediately prior to the effective time of the Merger and any cash necessary to pay for Company Equity Awards, as applicable.

As promptly as practicable after the effective time of the Merger (and in any event no more than 7 business days after the effective time of the Merger), if you hold shares of the Company’s common stock, the surviving corporation will cause the paying agent to mail you a letter of transmittal and instructions advising you how to surrender your certificates in exchange for the Merger Consideration. The paying agent will pay you your Merger Consideration after you have (1) surrendered your certificates to the paying agent and (2) provided to the paying agent your properly completed and duly executed letter of transmittal and any other items specified by the letter of transmittal. Interest will not be paid or accrue in respect of the Merger Consideration. The surviving corporation will reduce the amount of any Merger Consideration paid to you by any applicable withholding taxes.

If the paying agent is to pay some or all of your Merger Consideration to a person other than you, as the registered owner of a stock certificate, the recipient must have your certificates properly endorsed or otherwise in proper form for transfer, and you must pay any applicable stock transfer required as a result of such payment or establish to the paying agent’s reasonable satisfaction that the taxes have been paid or are not required to be paid.

If any cash deposited with the paying agent is not claimed within 9 months following the effective time of the Merger, such cash will be returned to Parent or the surviving corporation upon demand. Any unclaimed amounts remaining immediately prior to when such amounts would escheat to or become property of any governmental authority will, to the extent permitted by law, become the property of the surviving corporation free and clear of any prior claims or interest of any person thereto.

After the effective time of the Merger there will be no further transfer of shares of the Company’s common stock.

The transmittal instructions will tell you what to do if you have lost your certificate or if it has been stolen or destroyed. You will have to provide an affidavit to that fact and, if required by the paying agent or surviving corporation, post a bond in an amount that the surviving corporation or the paying agent reasonably directs as indemnity against any claim that may be made against it in respect of the certificate.

Articles of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation

At the effective time of the Merger, the Company’s certificate of incorporation and bylaws will be amended as contemplated in the Merger Agreement and will become the certificate of incorporation and bylaws of the surviving corporation. Upon acceptance for payment of any shares tendered pursuant to the Offer and the deposit of funds sufficient to fund such payment with the depositary for the Offer, Merger Sub will be entitled to designate all but one of the directors of the Company, and all of the directors of each subsidiary of the Company. The remaining director of the Company who will be one of the directors of the Company serving as a member of the special committee will be chosen in the following manner: the special committee of the Company will propose two directors as candidates and Parent will choose one of the two candidates. The remaining director will not be required to resign or be removed from the board until the effective time of the Merger.

Representations and Warranties

The Merger Agreement contains representations and warranties made by the Company, Parent and Merger Sub to each other as of specific dates. The statements embodied in those representations and warranties were made for purposes of the Offer, the Merger and the Merger Agreement and are subject to qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Offer, the Merger and Merger Agreement. In addition, some of those representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from that generally applicable to stockholders or may have been used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. For these reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

The representations and warranties made by the Company to Parent and Merger Sub include representations and warranties relating to, among other things:

•	corporate existence and power;

•	authorization, execution, delivery and enforceability of the Merger Agreement and related matters;

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the consents the Company is required to obtain from and the regulatory filings the Company is required to make with any governmental authorities in connection with entry into the Merger Agreement and consummating the Offer, the Merger and related transactions;

•

absence of conflicts with organizational documents, violations of judgments, orders, law or regulations, or default under contracts as a result of execution, delivery and performance of the Merger Agreement and consummating the Offer, the Merger and related transactions;

•	capitalization;

•	material subsidiaries;

•

the accuracy and completeness of the information contained in the reports and financial statements that the Company has filed with the SEC, and the compliance of the Company’s SEC filings with applicable requirements of federal securities laws;

•	compliance with the Sarbanes-Oxley Act of 2002 and establishment and maintenance of internal financial controls;

•	undisclosed liabilities;

•	title to assets, absence of liens and encumbrances;

•	real property;

•	personal property;

•	environmental, health and safety matters;

•	intellectual property;

•	the accuracy and compliance of the Schedule 13E-3, Schedule 14D-9 and related SEC filings with applicable legal requirements;

•	the absence of certain changes or events since September 30, 2007;

•	the absence of litigation;

•	tax matters, employee benefit plans and ERISA compliance;

•	compliance with applicable laws;

•	the absence of defaults under material contracts;

•	the absence of undisclosed finder’s fees;

•	the receipt of an opinion from the special committee’s financial advisor; and

•	approval by the Company’s board of directors of the acquisition of shares of Common Stock by Merger Sub and Parent, for the purposes of the anti-takeover provisions of the DGCL.

The representations and warranties made by Parent and Merger Sub to the Company include representations and warranties relating to, among other things:

•	corporate existence and power;

•	authorization, execution, delivery and enforceability of the Merger Agreement and related matters;

•

the consents Parent and Merger Sub are required to obtain and the filings they are required to make in connection with entering into the Merger Agreement and consummating the Offer, the Merger and related transactions;

•

absence of conflicts with organizational documents, violations of judgments, orders, law or regulations, or default under contracts as a result of execution, delivery and performance of the Merger Agreement and consummating the Offer, the Merger and related transactions;

•	the accuracy of the information supplied by Parent and Merger Sub for this offer to purchase, the Schedule TO, Schedule 13E-3 and Schedule 14D-9 filed by the Company;

•	the absence of undisclosed finder’s fees;

•	the sufficiency and effectiveness of, and the absence of any defaults under, the financing commitments, and the absence of undisclosed conditions with respect thereto;

•

that Merger Sub has and, until the earliest of (i) the date that Merger Sub accepts for payment the shares of the Company’s common stock tendered pursuant to the Offer, (ii) the date that is 30 days after the termination the Merger Agreement (iii) if the Company initiates a proceeding against Merger Sub or Parent or makes a claim under the Collateral Account Control Agreement or the Escrow Agreement (both as defined below) claiming a money payment from Merger Sub or Parent within such 30 day period, then as to the assets to which such proceeding or claim relates the date on which such proceeding or claim is settled or (iv) the release of funds held in the relevant account pursuant to the terms of the Collateral Account Control Agreement or the escrow agreement entered into between Merger Sub, Parent, the Company and Citibank, N.A. dated as of December 21, 2007 (the “Escrow Agreement”), as applicable, will have, a minimum of (i) $80 million in cash or other liquid assets deposited in an account (the “Collateral Control Account”) at Citibank, N.A., which will be maintained in accordance with a security agreement entered into by Merger Sub and the Company and a collateral account control agreement entered into between Merger Sub, the Company and Citibank, N.A. (together, the “Collateral Control Account Agreement”), and $120 million cash or other liquid assets deposited in an account (the “Escrow Account”) at Citibank, N.A., which will be maintained in Escrow Account in accordance with the terms of the Escrow Agreement; and

•	that none of VimpelCom and its subsidiaries (including Parent and Merger Sub) own any shares of the Company’s common stock.

Many of the Company’s representations and warranties are qualified by a material adverse effect standard. For purposes of the Merger Agreement, “material adverse effect” for the Company means a material adverse effect on the assets, liabilities, business, results of operations or financial condition of the Company and its subsidiaries, taken as a whole, but excluding any event, change, development or occurrence to the extent resulting from or arising out of (i) changes in financial, banking or securities markets in the Russian Federation, the United States or elsewhere in the world, (ii) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, or any earthquakes, hurricanes or other natural disasters or the escalation or worsening thereof, (iii) changes in national, or international general economic, financial, political or business conditions, (iv) changes in law or U.S. generally accepted accounting principles or authoritative interpretations thereof, (v) changes affecting generally the telecommunications or broadband industries, (vi) the announcement of the Merger Agreement and the transactions contemplated thereby, (vii) changes in the market price or trading volume of the Company’s securities, in and of itself; (viii) the failure of the Company to meet any projections, forecasts, published analyst estimates or expectations of the Company’s revenues, earnings or other financial performance or results of operations for any period, in and of itself, or (ix) any actions taken, or failure to take action, in each case, to which Parent or Merger Sub has expressly consented or requested in writing, except in the cases of the foregoing clauses (i) through (v), to the extent such changes referred to therein have a materially disproportionate impact on the assets or liabilities, business, results of operations or financial condition of the Company and its subsidiaries, taken as a whole, relative to other for profit industry participants operating in the same or similar businesses and markets as the Company and its subsidiaries, including VimpelCom.

Conduct of Business Pending the Merger

Until the date on which directors are appointed to the Board of Directors of the Company by Parent or Merger Sub, unless consented to in writing by Parent (which, in the cases of items (b), (c), (d), (f), (g), (j), (k), (m)(C) and (D), (n), (o) and (p), consent shall not be unreasonably withheld), the Company is obligated to, and to cause its subsidiaries to, conduct their respective businesses in the ordinary and usual course consistent with past practice. In addition, during this period, the Company shall not, and shall not permit any of its subsidiaries to, do any of the following without the prior written consent of Parent (which, in the cases of items (b), (c), (d), (f), (g), (j), (k), (m)(C) and (D), (n), (o) and (p), consent shall not be unreasonably withheld):

(a) propose or adopt any change in the Company’s organizational or governing documents;

(b) assume, incur, endorse or guarantee any indebtedness for borrowed money other than borrowings under existing lines of credit (or any refinancing of such existing lines on terms no less favorable to the Company and its subsidiaries) incurred in the ordinary course of business;

(c) merge or consolidate the Company or any of its subsidiaries with any person (other than the Merger and other than transactions solely among the Company and/or the Company’s wholly owned subsidiaries that would not result in a material increase in the Company’s tax liability);

(d) sell, lease or otherwise dispose of a material amount of assets or securities, including by merger, consolidation, asset sale or other business combination (including formation of a joint venture) (other than transactions solely among the Company and/or the Company’s wholly owned subsidiaries that would not result in a material increase in the Company’s tax liability);

(e) offer, place or arrange any issue of debt securities or commercial bank or other credit facilities that could be reasonably expected to impede the debt financing to fund the Offer and the Merger and related transactions;

(f) make any material loans, advances or capital contributions to, acquisitions or licenses of, or investments in, any other person, except for (i) transactions solely among the Company and/or wholly owned subsidiaries of the Company, ZAO Cortec or OOO Kolangon-Optim, or (ii) as required by contractual contributions in effect on the date of the Merger Agreement, (iii) capital commitments by OOO EDN Sovintel to OOO Kubtelecom (Krasnodar) not to exceed $4 million in the aggregate and (iv) certain acquisitions approved by Parent and Merger Sub, provided that in connection with financing any such acquisition, the Company may not incur any indebtedness other than drawdowns under its existing Term Facility Agreement dated January 25, 2007 (as amended and restated on March 22, 2007 and further amended on November 20, 2007) between the Company, EDN Sovintel LLC and GTS Finance, Inc., as original borrowers and original guarantors, Citibank, N.A., London Branch and ING Bank N.V., as arrangers, the financial institutions referred to therein as the original lenders and Citibank International Plc as the agent or the Company’s existing revolving credit facility without the prior written consent of Merger Sub (which consent shall not be unreasonably withheld);

(g) authorize any capital expenditures in excess of $5,000,000 per project or related series of projects in excess of $25,000,000 in the aggregate, other than expenditures necessary to maintain existing assets in good repair and expenditures contemplated by the Company’s 2008 budget or carried over from the 2007 budget;

(h) terminate the employment of any of its executive officers without giving prior notice to Parent or Merger Sub;

(i) take any action with the purpose or intent of materially and adversely affect its material permits;

(j) enter into or amend any contract with any executive officer, director or other affiliate of the Company or any of its subsidiaries or any person beneficially owning 5% or more of the Company’s common stock;

(k) cancel, terminate or modify in any respect materially adverse to the Company any material contract of the Company other than in the ordinary course of business consistent with past practice;

(l) except for certain specified exceptions, (i) split, combine or reclassify any securities of the Company or its subsidiaries or amend the terms of any such securities, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any such securities other than a dividend or distribution by a wholly-owned subsidiary of the Company in the ordinary course of business, or (iii) grant, issue or offer to grant or issue any such securities, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire, any such securities;

(m) except for certain specified exceptions, (A) adopt, amend or terminate any benefit plan or enter into, amend or terminate any collective bargaining agreement with any current, former or retired employee, officer, consultant, independent contractor or director of the Company or any of its subsidiaries (except for entry into employment agreements in the ordinary course of business consistent with past practice with persons who are not senior executive officers or directors or to the extent necessary to replace a departing senior executive officer or director or fill an existing vacancy), (B) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company benefit plan, (C) increase in any manner the compensation or benefits of any current, former or retired employee, officer, consultant, independent contractor or director of the Company or any of its subsidiaries by an amount in excess of $7,500,000, in the aggregate, outside the ordinary course of business, or (D) grant any severance or termination pay to any current, former or retired employee, officer, consultant, independent contractor or director of the Company or any of its subsidiaries, except in the ordinary course of business;

(n) settle or compromise any litigation, or release, dismiss or otherwise dispose of any (i) stockholder action arising out of the transactions contemplated by the Merger Agreement or (ii) any other claim or arbitration (other than, in the case of clause (ii) settlements or compromises of litigation, claims or arbitration that do not exceed $3,000,000 individually or $10,000,000 in the aggregate and do not involve any material injunctive or other non-monetary relief or impose material restrictions on the business or operations of the Company or any of its subsidiaries);

(o) other than in the ordinary course of business consistent with past practice or except to the extent required by law, make or change any material tax election, or settle or compromise any material tax liability of the Company or any of the Company’s subsidiaries, agree to an extension of the statute of limitations with respect to the assessment or determination of taxes of the Company or its subsidiaries, file any amended tax return with respect to any material tax, enter into any closing agreement with respect to any tax, surrender any right to claim a tax refund, or fail to continue to prosecute any claim that a tax payment made under objection should be refunded; except that the Company may settle or compromise such claims or surrender any right or fail to continue to prosecute such claim in an amount not exceeding $10,000,000 in the aggregate;

(p) make any change in financial accounting methods or method of tax accounting, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company or its subsidiaries, except insofar as may have been required by a change in U.S. generally accepted accounting principles or law;

(q) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger, liquidations or dissolutions of wholly owned subsidiaries of the Company, and consolidations, mergers or reorganizations solely among wholly owned subsidiaries of the Company that would not result in a material increase in the Company’s and its subsidiaries’ tax liability), or a letter of intent or agreement in principle with respect thereto;

(r) approve, adopt or enter into any stockholders’ rights plan or other anti-takeover measure unless it excludes Parent, Merger Sub and any of their respective members, stockholders and affiliates from its operation in all respects;

(s) take any action that would cause any takeover statute to apply to the Merger Agreement, the Offer, the Merger, or the transactions contemplated by the Merger Agreement; or

(t) authorize, agree or commit to do any of the foregoing.

Prior to the earlier of (x) the date that Merger Sub accepts for payment the shares of common stock of the Company validly tendered pursuant to the Offer or (y) the date that is thirty (30) days after the termination of the Merger Agreement (unless, in the case of this clause (y), the Company has initiated a proceeding against Merger Sub or Parent or made a claim under the Collateral Account Control Agreement or the Escrow Agreement claiming an entitlement to a money payment from Merger Sub or Parent under the Merger Agreement within such thirty (30) day period, in which case the date such proceeding is finally and judicially adjudicated or settled), Merger Sub shall not do any of the following without the prior written consent of the Company:

•	dispose of any material assets or securities held by Merger Sub;

•	make any loans, advances or capital contributions to another person;

•	pay any dividends or make any distributions;

•

incur indebtedness, or guarantee any indebtedness of any person other than pursuant to the debt financing commitments and any additional indebtedness intended to fund the purchase of shares of the Company’s common stock in the Offer or Merger, including the Collateral Account, the Escrow Account or the costs and expenses incidental to the transactions contemplated by the Merger Agreement; or

•	otherwise engage in any activities not incidental to the Offer or the Merger.

Efforts to Consummate the Merger

Subject to the terms and conditions set forth in the Merger Agreement, each of the parties to the Merger Agreement has agreed to use its commercially reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement, including:

•

preparing and filing as promptly as practicable all documentation to effect all necessary filings, consents, waivers, approvals, authorizations, permits or orders from all governmental authorities, including the Federal Antimonopoly Service of the Russian Federation (“FAS”) or other persons; provided that no party shall be required to waive any condition contained in the Merger Agreement or modify the terms of the Merger Agreement;

•

making or causing to be made the filings and authorizations required under FAS and the antitrust laws of any other applicable jurisdictions as promptly as reasonably practicable after the date of the Merger Agreement;

•	supplying as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to FAS and the antitrust laws of other applicable jurisdictions; and

•

using its commercially reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under FAS and the antitrust laws of other applicable jurisdictions as soon as practicable.

In no event, however, shall any shareholder or parent company of Parent or any affiliate of any shareholder of Parent be required to agree to undertake any divestiture, or restrict its conduct with regard to, any business including the business of the Company and the Company’s subsidiaries.

Parent and Merger Sub have agreed to use their commercially reasonable best efforts to arrange the debt financing on the terms and conditions described in the debt financing commitments to fund the Offer and the Merger and related transactions contemplated by the debt financing commitments executed in connection with the Merger Agreement and to cause its financing sources to fund the financing required to consummate the Offer and the Merger. See “The Tender Offer—Section 9. Source and Amount of Funds” for a description of the financing arranged by Merger Sub to fund the Offer, the Merger and related transactions.

Conditions to the Merger

Conditions to Each Party’s Obligations. Each party’s obligation to consummate the Merger is subject to the satisfaction or waiver of the following conditions:

•

the Merger and the Merger Agreement must have been approved by the affirmative vote of the holders of a majority of all outstanding shares of the Company’s common stock, or in the alternative, all conditions of applicable law required to be satisfied to effect the Merger as a short-form merger pursuant to Section 253 of the DGCL shall have been satisfied;

•

no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court or agency of competent jurisdiction or other statute, law, rule, legal restraint or prohibition shall be in effect preventing the Merger (provided, that prior to asserting this condition, the party asserting the condition shall have used its commercially reasonable best efforts (in the manner contemplated by the Merger Agreement) to prevent the entry of any such restraint and to appeal as promptly as possible any judgment or order that may be entered);

•	Merger Sub shall have accepted for purchase and paid for the shares of the Company’s common stock tendered pursuant to the Offer in accordance with the terms of the Merger Agreement and the Offer; and

•	all applicable waiting periods (including any extensions thereof) under FAS and the antitrust laws of other applicable jurisdictions shall have expired or been terminated.

Restrictions on Solicitations of Other Offers

Until the effective time of the Merger, the Company and its subsidiaries have agreed not to, and not to permit any of their respective subsidiaries or representatives to, directly or indirectly:

•

initiate, solicit or knowingly encourage (including by way of providing non-public information) the submission of any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below) for the Company or engage in any discussions or negotiations with respect thereto or otherwise knowingly cooperate with or knowingly assist or participate in, or knowingly facilitate any such inquiries, proposals, discussions or negotiations (including by exempting any person from any applicable takeover statute);

•

approve or recommend, or propose to approve or recommend, an Acquisition Proposal for the Company or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement providing for or relating to any Acquisition Proposal for the Company or enter into any agreement or agreement in principle that requires the Company to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement; or

•	grant any release or waiver under any standstill or similar agreement relating to the Company or any of its subsidiaries.

Notwithstanding the aforementioned restrictions, if at any time prior to the date that Merger Sub accepts for payment the shares of common stock of the Company validly tendered pursuant to the Offer, the Company is permitted to participate in discussions or negotiations with, or furnish information to, any party to the extent that:

•

the Company receives from such party a written Acquisition Proposal not solicited in violation of the prohibitions described above and which the Company’s board of directors (acting through the special committee) determines in good faith (after consultation with its independent financial advisor and outside counsel) to be bona fide; and

•

the Company’s board of directors (acting through the special committee) determines in good faith (after consultation with its independent financial advisor and outside counsel), that the Acquisition Proposal constitutes or would be reasonably likely to result in a Superior Proposal (as defined below), and (after consultation with outside counsel) that the failure to take action with respect to such proposal would be inconsistent with its fiduciary duties under applicable law.

In such cases, the Company (i) will not, and will not allow its representatives to, disclose any non-public information to any such person without entering into a confidentiality and standstill agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the confidentiality agreement the Company has entered into with an affiliate of Parent, and (ii) will promptly provide to Merger Sub any non-public information concerning the Company or the Company’s subsidiaries provided to such other person which was not previously provided to Merger Sub.

The Company is required to promptly (and in any event within two calendar days) notify Parent and Merger Sub in the event the Company receives an Acquisition Proposal, including the material terms and conditions thereof and the identity of the party making the proposal or inquiry, and is required to keep Parent and Merger Sub reasonably apprised as to the status and any material developments concerning the same. The Company will promptly (and in any event within two calendar days) notify Parent and Merger Sub orally and in writing if the Company determines to begin providing information or to engage in negotiations concerning an Acquisition Proposal.

An “Acquisition Proposal” means any inquiry, proposal or offer from any person or group of persons other than Parent, Merger Sub or any other direct or indirect subsidiary of VimpelCom relating to any direct or indirect acquisition or purchase (whether in a single transaction or series of transactions) of assets, a business or businesses that constitutes 30% or more of the net revenues, net income or assets of the Company and the Company’s subsidiaries, taken as a whole, or 30% or more of any class or series of the Company’s or any of the Company’s or any of the Company’s subsidiaries’ securities, any tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 30% or more of any class or series of the Company’s or any of the Company’s subsidiaries’ securities (and/or any of the Company’s subsidiaries whose assets, business or businesses constitute 30% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole), or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (and/or any of the Company’s subsidiaries whose assets, business or businesses constitute 30% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole).

A “Superior Proposal” means a bona fide, written Acquisition Proposal for the Company that the Company’s board of directors (acting through the special committee), in good faith determines by a majority vote (based on such matters as it deems relevant, and after consultation with an independent financial advisor and outside counsel), and after taking into account all legal, financial (including any break-up fees and expense reimbursement provisions) and any financing terms of any such proposal, including the likelihood of completion and proposed conditions to closing, would, if consummated, result in a transaction that is more favorable to the stockholders of the Company, from a financial point of view, than the Offer and the Merger; provided, that a “Superior Proposal” shall not include any “Acquisition Proposal” arising out of or resulting from the willful breach of the restrictions on solicitation of other offers described above.

Recommendation Withdrawal/Termination in Connection with a Superior Proposal

The Company’s board of directors (acting through the special committee) may, at any time prior to the date that Merger Sub accepts for payment the shares of the Company’s common stock validly tendered pursuant to the Offer, withdraw or modify in a manner adverse to Parent or Merger Sub its recommendation that the Company’s stockholders tender their shares of the Company’s common stock pursuant to the Offer and approve the Merger and the Merger Agreement if it concludes in good faith (after consultation with its independent financial advisor and outside counsel) that an Acquisition Proposal constitutes a Superior Proposal and (after consultation with its outside counsel) that the failure to take action with respect to such proposal would be inconsistent with its fiduciary duties under applicable law, but, only after giving written notice specifying the material terms and conditions of the Superior Proposal (including the identity of the party making such proposal) to Parent and Merger Sub at least two business days in advance of its intention to do so and contemporaneously providing a copy of the relevant proposed transaction agreements with the party making such proposal.

Termination of the Merger Agreement

The Merger Agreement may be terminated by written notice to the other parties and the Offer and the Merger may be abandoned at any time prior to the consummation of the Merger (except as otherwise provided below):

•

prior to the date that Merger Sub accepts for payment the shares of the Company’s common stock validly tendered pursuant to the Offer, by mutual written consent of the Company on the one hand, and Parent and Merger Sub on the other hand; or

By either the Company, Parent or Merger Sub if:

•

after the Outside Date (as it may be extended), if the date on which Merger Sub accepts for payment the shares of the Company’s common stock validly tendered pursuant to the Offer has not occurred on or before the Outside Date (as it may be extended) unless the failure of such acceptance to occur by such date is principally the result of, or caused by, the failure of the party seeking to exercise such termination right to perform or observe any of the covenants or agreements of such party set forth in the Merger Agreement. The “Outside Date” means June 21, 2008, provided that if all of the conditions to the Offer (other than (x) the Minimum Condition and the receipt of one or both of the conditions that (a) there shall not have been obtained and in effect all approvals required under the antitrust, competition or merger control laws of Russia or the Ukraine applicable to the purchase of the Company’s common stock pursuant to the Offer or the Merger (the “Regulatory Condition”) or (b) there shall not have been obtained and in effect all approvals required under the antitrust, competition or merger control laws of Kazakhstan or Uzbekistan applicable to the purchase of shares of the Company’s common stock pursuant to the Offer or the Merger (the “Other Regulatory Approvals Condition”) or (y) both the Regulatory Condition or the Other Regulatory Approvals Condition or (z) only the Regulatory Condition or the Other Regulatory Approvals Condition) were satisfied by 11:59 pm on the business day prior to the Outside Date, then the Outside Date shall be automatically extended one time only (without any action on the Part of the Company, parent or Merger Sub) to a date 45 days from the original Outside Date;

•

if any final and nonappealable restraining order, injunction or other judgment prohibits, restrains or renders illegal the consummation of the Merger, unless a breach by the party seeking to terminate the Merger Agreement is the principal cause of or resulted in the application or imposition of such order, injunction or judgment; or

By the Company, prior to the date that Merger Sub accepts for payment the shares of the Company’s common stock validly tendered pursuant to the Offer, if:

•

a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in the Merger Agreement shall have occurred which would prevent Parent or Merger Sub from consummating the transactions contemplated by the Merger Agreement, and such breach is incapable of being cured by the Outside Date; provided, however, that the Company is not then in material breach of the Merger Agreement;

•

the Company receives an Acquisition Proposal and the Board of Directors (acting through the special committee) concludes in good faith (after consultation with its independent financial advisor and outside counsel) that such proposal constitutes a Superior Proposal; provided that the Company may not terminate pursuant to this provision unless it (1) pays the termination fee (as described in “—Termination Fees” below) and (2) the Board of Directors of the Company concurrently approves entering into a definitive agreement with respect to such Superior Proposal; or

•

Merger Sub (A) fails to commence the Offer within 3 business days of January 18, 2008, (B) Merger Sub terminates the Offer in material violation of the terms of the Merger Agreement or, (C) without the prior written consent of the Company, (i) decreases the price payable for shares pursuant to the Offer or changes the form of consideration payable in the Offer, (ii) decreases the number of shares of common stock sought to be purchased in the Offer, (iii) amends the number of shares of common stock required to satisfy the Minimum Condition, (iv) imposes additional conditions on the Offer or (v) amends any other term of the Offer in any manner adverse in any material respect to the holders of shares of common stock, and, in the case of (iv) or (v), Merger Sub fails to cure such violation within 3 business days after receiving written notice from the Company stating its intention to terminate and detailing the actions giving rise to such right to terminate, provided, that the Company is not then in material breach of the Merger Agreement);

•

definitive loan documentation with respect to the third party debt financing and the loan from VimpelCom to Merger Sub to fund the Offer is not executed and delivered by the lenders thereto on or before February 28, 2008, or April 10, 2008 if in the reasonable judgment of VimpelCom after consultation with counsel, based on the book value of VimpelCom’s assets as of December 31, 2007, the approval of the shareholders of VimpelCom is required under applicable law to approve VimpelCom entering into the definitive documentation for the loan to Merger Sub; or

By Parent or Merger Sub, prior to the date that Merger Sub accepts for payment the shares of the Company’s common stock validly tendered pursuant to the Offer, if:

•

a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement shall have occurred which would cause any of the conditions to the Offer not to be satisfied and which is incapable of being cured by the Outside Date; provided, however, that neither Parent or Merger Sub is then in material breach of the Merger Agreement;

•

the Company’s board of directors or any committee of the Company’s board of directors withdraws or modifies in a manner adverse to Parent of Merger Sub its recommendation that the Company’s stockholders accept the Offer, tender their shares of the Company’s common stock into the Offer, and approve the Merger and the Merger Agreement, or publicly announces its intent to do so, or approves or recommends to the stockholders of the Company an Acquisition Proposal other than the Offer and the Merger to the Company’s stockholders, or resolves or publicly announces its intent to do so; or

•	the Offer expires in accordance with its terms.

Termination Fees

The Company must pay a termination fee of $80 million at the direction of Parent if:

•

Parent or Merger Sub terminate the Merger Agreement, because the Company’s board of directors or any committee thereof withdraws or modifies in a manner adverse to Parent or Merger Sub its recommendation that the Company’s stockholders accept the Offer, tender their shares of the Company’s common stock into the Offer, and approve the Merger and the Merger Agreement, or publicly announces its intent to do so, or approves or recommends to the stockholders of the Company an Acquisition Proposal other than the Offer and the Merger, or resolves or publicly announces its intent to do so;

•

The Company terminates the Merger Agreement because the Company receives an Acquisition Proposal and its board of directors (acting through the special committee) concludes in good faith, after consultation with its independent financial advisor and outside counsel, that such alternative Acquisition Proposal constitutes a Superior Proposal and concurrently approves entering into a definitive agreement with respect to such Superior Proposal; or

•

Any of the Company, Parent or Merger Sub terminate the Merger Agreement at any time after the Outside Date (as it may be extended), because Merger Sub has not accepted for payment the shares of the Company’s common stock validly tendered and not validly withdrawn pursuant to the Offer on or before the Outside Date (as it may be extended) unless the failure of such acceptance to occur by such date is principally the result of, or caused by, the failure of the party seeking to exercise such termination right to perform or observe any of the covenants or agreements of such party set forth in the Merger Agreement, and, on the date of such termination (1) all of the conditions to the Offer (other than the Minimum Condition) have been satisfied or waived, (2) an Acquisition Proposal involving the purchase of a business or businesses that constitutes a majority of the net revenues, net income or assets of the Company and the Company’s subsidiaries, taken as a whole, or a majority of any class of the Company’s securities has been publicly announced or publicly disclosed and not withdrawn and (3) within 12 months after such termination, the Company or any of the Company’s subsidiaries enters into a definitive agreement with respect to, or consummates, any such Acquisition Proposal.

Parent or Merger Sub must pay a termination fee of $80 million (which amount will constitute liquidated damages and not a penalty) at the direction of the Company if (provided that such amount is payable only if no circumstances exist in which the Company would be obligated to pay the termination fee described in the preceding paragraphs):

•

(x) Any of Parent, Merger Sub or the Company terminate the Merger Agreement at any time after the Outside Date (as it may be extended), if Merger Sub has not accepted for payment the shares of the Company’s common stock validly tendered in the Offer on or before the Outside Date (as it may be extended) unless the failure of such acceptance to occur by such date is principally the result of, or caused by, the failure of the party seeking to exercise such termination right to perform or observe any of the covenants or agreements of such party set forth in the Merger Agreement, or (y) any of Parent or Merger Sub terminate the Merger Agreement because the Offer expires in accordance with its terms on the Outside Date, and (in the case of x and y) as of the Outside Date (i) all of the conditions to the Offer have been satisfied or waived as of the time of such termination other than (A) one or more of the Litigation Conditions or (B) one or more of the Litigation Conditions (as defined below) and the Minimum Condition or (C) one or more of the Litigation Conditions and one or more of the Related Conditions (as defined below) (if the failure of such conditions to be satisfied arises from the same underlying circumstances causing one or more of the Litigation Conditions not to be satisfied and for no other reason) or (D) one or more of the Litigation Conditions, the Minimum Condition and one or more of the Related Conditions, (ii) all of the conditions to consummate the Offer, other than the Minimum Condition, have been satisfied, and, as of the time of measurement, either of Altimo shall not have tendered into the Offer and not withdrawn all of the shares of the Company’s common stock over which Altimo has dispositive beneficial ownership and/or Nye Telenor shall not have tendered into the Offer and not withdrawn all of the shares of the Company’s common stock over which Nye Telenor has dispositive beneficial ownership, or (iii) all of the conditions to the Offer have been satisfied or waived as of the most recent Expiration Date and Merger Sub willfully failed to consummate the Offer in breach of its obligations under the Merger Agreement;

•

The Company terminates the Merger Agreement prior to the date that Merger Sub accepts for payment the shares of the Company’s common stock validly tendered and not validly withdrawn pursuant to the Offer, because a breach of any representation, warranty, covenant or agreement on the part of Parent of Merger Sub has occurred set forth in the Merger Agreement which would prevent Parent or Merger Sub from consummating the transactions contemplated thereunder, and such breach is incapable of being cured by the Outside Date (provided, however, that the Company is not then in material breach of the Merger Agreement); or

•

The Company terminates the Merger Agreement prior to the date that Merger Sub accepts for payment the shares of the Company’s common stock validly tendered and not validly withdrawn pursuant to the Offer because Merger Sub (A) failed to commence the Offer within 3 business days of January 18, 2008, (B) terminated the Offer in material violation of the terms of the Merger Agreement or (C) without the prior written consent of the Company, (i) decreases the price payable for shares pursuant to the Offer or changes the form of consideration payable in the Offer, (ii) decreases the number of shares of common stock sought to be purchased in the Offer, (iii) amends the number of shares of common stock required to satisfy the Minimum Condition, (iv) imposes additional conditions on the Offer or (v) amends any other term of the Offer in any manner adverse in any material respect to the holders of shares of common stock, and, in the case of (iv) or (v), fails to cure such violation within 3 business days after receiving written notice from the Company stating its intention to terminate and detailing the actions giving rise to such right to terminate (provided, however, in each case that the Company is not in material breach of the Merger Agreement).

•

The Company terminates the Merger Agreement because the Evidence of Funding has not been provided to VimpelCom or Merger Sub on or before the Financing Documentation Deadline. “Evidence of Funding” means (a) a copy of (i) a definitive facility agreement executed by VimpelCom, as borrower, and one or more financial institutions, as lenders, which facility agreement will provide financing for VimpelCom in the amount and for the purposes and on the terms contemplated by the debt commitment letter, and (ii) a definitive loan agreement executed by VimpelCom, as lender, and Merger Sub, as borrower, which loan agreement will provide financing for Merger Sub in the amount and for the purposes and on the terms contemplated by the Merger Sub commitment letter; in each case, provided that, to the extent Merger Sub executes a definitive loan agreement with other financial institutions or lenders for the purpose of funding up to $250 million of the amount required to purchase shares of the Company’s common stock in the Offer or Merger, which loan agreement will provide financing to Merger Sub, without credit support from VimpelCom, for purposes of consummating the transactions contemplated hereby, then the amount of the financing to be provided pursuant to the agreements referred in clauses (i) and (ii) above may be reduced by the amount to be borrowed under such additional loan documents executed and delivered by each of the parties thereto ((i) and (ii) together, the “Evidence of Funding”); and (b) a copy of the written confirmation from each of (a) the agent (or other duly appointed representative(s)) for the lenders under the definitive documentations evidencing the VimpelCom loan, (b) VimpelCom as lender under the definitive documents evidencing the loan to Merger Sub and (c) the lender (if there is only one lender) or the agent for the lenders (if there is more than one lender) under the additional loan documents (if any), confirming (i) that each of the documents required at that time to be provided by VimpelCom or its controlled Affiliates as documentary conditions precedent to funding under the relevant definitive loan documentation has been provided and is in a form and substance satisfactory or otherwise acceptable to such lenders (or the facility agent or other duly appointed representative of the lenders as the case may be), or that its provision has been irrevocably waived and (ii) that all of the arrangement and up-front fees due and payable by the borrower and any other loan party under such documents on or before the first utilization thereunder have been paid in full.

“Litigation Conditions” means the following conditions to the Offer: (A) there not shall be instituted or pending any suit, action or proceeding by any governmental authority: (i) challenging the acquisition by Parent or Merger Sub of any of the Company’s common stock, seeking to restrain or prohibit the making of the Offer, the acceptance for payment or payment for some or all of the Company’s common stock by Parent or Merger Sub or the ability to consummate the Merger; (ii) seeking to obtain from the Company, Parent or Merger Sub any damages that are material in relation to the Company and its subsidiaries taken as a whole as a result of the Offer and the Merger; (iii) with respect to Russia and the Ukraine only, seeking to prohibit or limit in any material respect the ownership, control or operation by the Company, Parent or any of their respective subsidiaries of any material portion of the business or assets of the Company, Parent or any of their respective affiliates, or to compel the Company, Parent or any of their respective affiliates to dispose of or hold separate any material portion of the business or assets of the Company, Parent or any of their respective affiliates, as a result of the Offer and the Merger; or (iv) seeking to impose material limitations on the ability of Parent or Merger Sub to acquire or hold, or exercise full rights of ownership of, any shares of the Company’s common stock, including the right to vote the common stock purchased by it on all matters properly presented to the stockholders of the Company; (B) there not shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, other than as contemplated in the Regulatory Condition or the Other Regulatory Approvals Condition and other than as a result of any suit, action or proceeding by or on behalf of Parent, Merger Sub, VimpelCom, Altimo or Nye Telenor or any of their respective controlled affiliates, that is reasonably likely to result in any of the consequences described in clauses (i) through (iv) of clause (A) above; or (C) there not shall be instituted or pending any suit, action or proceeding by any third party other than a governmental authority, and other than any suit, action or proceeding by or on behalf of Parent, Merger Sub, VimpelCom, Altimo or Nye Telenor or any of their respective controlled affiliates: (i) challenging the acquisition by Parent or Merger Sub of any of the Company’s common stock, seeking to restrain or prohibit the making of the Offer, the acceptance for payment or payment for some or all of the

Company’s common stock by Parent or Merger Sub or the ability to consummate the Merger; (ii) seeking to obtain from the Company, Parent or Merger Sub any damages that are material in relation to the Company and its subsidiaries taken as a whole as a result of the Offer and the Merger; (iii) seeking to prohibit or limit in any material respect the ownership, control or operation by the Company, Parent or any of their respective subsidiaries of any material portion of the business or assets of the Company, Parent or any of their respective affiliates; or (iv) seeking to impose material limitations on the ability of Parent or Merger Sub to acquire or hold, or exercise full rights of ownership of, any shares of the Company’s common stock, including the right to vote the common stock purchased by it on all matters properly presented to the stockholders of the Company, that, (x) if finally determined in a manner adverse to the Company, Parent or Merger Sub is reasonably likely to prevent or materially delay or materially impair the ability of the Company, Parent or Merger Sub to consummate the transactions contemplated by the Merger Agreement or result in damages that are material in relation to the Company and its subsidiaries taken as a whole and (y) has a reasonable likelihood of success.

“Related Conditions” means the following conditions to the Offer: (A) (i) the representations and warranties of the Company relating to the number of authorized and outstanding securities (including options, restricted shares, stock appreciation rights and other equity awards) of the Company shall be true and correct in all respects (without regard to any exceptions or modifications to such representations and warranties contained in the forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by the Company with the SEC since January 1, 2006) as of the date applicable to such representations and warranties in the Merger Agreement and as of the Expiration Date as though made as of such date (other than for a de minimis failure to be so true and correct); or (ii) all of the representations and warranties of the Company contained in the Merger Agreement shall be true and correct, as of the date applicable to such representations and warranties in the Merger Agreement and as of the Expiration Date as though made as of such date (in the case of clause (ii) without giving effect to any “materiality”, “Material Adverse Effect” or similar qualifiers set forth in such representations and warranties), except where, in the case of clause (ii) only, the failure to be so true and correct, individually or in the aggregate, has not had, and would not be reasonably expected to have, a Material Adverse Effect; (B) the Company shall not have breached in any material respect or failed in any material respect to perform any material obligation or to comply with any material agreement or material covenant of the Company to be performed or complied with by it under the Merger Agreement and such breach or failure shall not have been cured in all material respects; or (C) there shall have occurred following the date of the Merger Agreement no event, change, occurrence or development, that has had or would reasonably be expected to have or result in a Material Adverse Effect.

Parent or Merger Sub must pay a termination fee of $200 million (which includes the $80 million termination fee described above) (which amounts will constitute liquidated damages and not a penalty) at the direction of the Company in the event that Evidence of Funding is not provided to VimpelCom or Merger Sub, as the case may be, on or before the Financing Documentation Deadline and:

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(x) Any of Parent, Merger Sub or the Company terminate the Merger Agreement at any time after the Outside Date (as it may be extended), if Merger Sub has not accepted for payment the shares of the Company’s common stock validly tendered in the Offer on or before the Outside Date (as it may be extended) unless the failure of such acceptance to occur by such date is principally the result of, or caused by, the failure of the party seeking to exercise such termination right to perform or observe any of the covenants or agreements of such party set forth in the Merger Agreement, and, (y) any of Parent or Merger Sub terminate the Merger Agreement because the Offer expires in accordance with its terms on the Outside Date and, as of the Outside Date (i) all of the conditions to consummate the Offer, other than the Minimum Condition, and either of Altimo shall not have tendered into the Offer and not withdrawn all of the shares of the Company’s common stock over which Altimo has dispositive beneficial ownership, and Nye Telenor shall not have tendered into the Offer and not withdrawn all of the shares of the Company’s common stock over which Nye Telenor has dispositive beneficial ownership or (ii) all of the conditions to consummate the Offer have been satisfied as of the most recent Expiration Date and Merger Sub willfully failed to consummate the Offer;

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The Company terminates the Merger Agreement prior to the date that Merger Sub accepts for payment the shares of the Company’s common stock validly tendered and not validly withdrawn pursuant to the Offer, because a breach of any representation, warranty, covenant or agreement on the part of Parent of Merger Sub has occurred set forth in the Merger Agreement which would prevent Parent or Merger Sub from consummating the transactions contemplated thereunder, and such breach is incapable of being cured by the Outside Date (provided, however, that the Company is not then in material breach of the Merger Agreement);

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The Company terminates the Merger Agreement prior to the date that Merger Sub accepts for payment the shares of the Company’s common stock validly tendered and not validly withdrawn pursuant to the Offer because Merger Sub terminated the Offer in material violation of the terms of the Merger Agreement or without the prior written consent of the Company, (i) decreases the price payable for shares pursuant to the Offer or changes the form of consideration payable in the Offer, (ii) decreases the number of shares of common stock sought to be purchased in the Offer, (iii) amends the number of shares of common stock required to satisfy the Minimum Condition, (iv) imposes additional conditions on the Offer or (v) amends any other term of the Offer in any manner adverse in any material respect to the holders of shares of common stock, and, in the case of (iv) or (v), fails to cure such violation within 3 business days after receiving written notice from the Company stating its intention to terminate and detailing the actions giving rise to such right to terminate (provided, however, in each case that the Company is not in material breach of the Merger Agreement); or

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The Company terminates the Agreement prior to the date that Merger Sub accepts for payment the shares of the Company’s common stock validly tendered and not validly withdrawn pursuant to the Offer because Evidence of Funding is not provided to VimpelCom or Merger Sub, as the case may be, on or before the Financing Documentation Deadline.

Parent or Merger Sub must pay a termination fee of $200 million (which includes the $80 million termination fee described above) (which amounts will constitute liquidated damages and not a penalty) at the direction of the Company if:

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(x) Any of Parent, Merger Sub or the Company terminate the Merger Agreement at any time after the Outside Date (as it may be extended), if Merger Sub has not accepted for payment the shares of the Company’s common stock validly tendered in the Offer on or before the Outside Date (as it may be extended) unless the failure of such acceptance to occur by such date is principally the result of, or caused by, the failure of the party seeking to exercise such termination right to perform or observe any of the covenants or agreements of such party set forth in the Merger Agreement, and, (y) any of Parent or Merger Sub terminate the Merger Agreement because the Offer expires in accordance with its terms on the Outside Date after the provision to VimpelCom or Merger Sub, as the case may be, of Evidence of Funding, and, as of the Outside Date (i) all of the conditions to consummate the Offer, other than the Minimum Condition, and either of Altimo shall not have tendered into the Offer and not withdrawn all of the shares of the Company’s common stock over which Altimo has dispositive beneficial ownership, and Nye Telenor shall not have tendered into the Offer and not withdrawn all of the shares of the Company’s common stock over which Nye Telenor has dispositive beneficial ownership or (ii) all of the conditions to consummate the Offer have been satisfied as of the most recent Expiration Date and Merger Sub willfully failed to consummate the Offer;

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The Company terminates the Merger Agreement prior to the date that Merger Sub accepts for payment the shares of the Company’s common stock validly tendered and not validly withdrawn pursuant to the Offer, because a breach of any representation, warranty, covenant or agreement on the part of Parent of Merger Sub has occurred set forth in the Merger Agreement which would prevent Parent or Merger Sub from consummating the transactions contemplated thereunder, and such breach is incapable of being cured by the Outside Date (provided, however, that the Company is not then in material breach of the Merger Agreement); or

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The Company terminates the Merger Agreement prior to the date that Merger Sub accepts for payment the shares of the Company’s common stock validly tendered and not validly withdrawn pursuant to the Offer because Merger Sub (A) failed to commence the Offer within 3 business days of January 18, 2008, (B) terminated the Offer in material violation of the terms of the Merger Agreement or (C) without the prior written consent of the Company, (i) decreases the price payable for shares pursuant to the Offer or changes the form of consideration payable in the Offer, (ii) decreases the number of shares of common stock sought to be purchased in the Offer, (iii) amends the number of shares of common stock required to satisfy the Minimum Condition, (iv) imposes additional conditions on the Offer or (v) amends any other term of the Offer in any manner adverse in any material respect to the holders of shares of common stock, and, in the case of (iv) or (v), fails to cure such violation within 3 business days after receiving written notice from the Company stating its intention to terminate and detailing the actions giving rise to such right to terminate (provided, however, in each case that the Company is not in material breach of the Merger Agreement).

Employee Benefits

The surviving corporation will, and will cause each of its subsidiaries to, for a period of one year beginning at the effective time of the Merger maintain and provide for each employee that was employed by the Company on the date that Merger Sub accepted the shares of the Company’s common stock validly tendered in the Offer, compensation and benefits under employee benefit plans of the surviving corporation that are at least as favorable in the aggregate as those provided immediately prior to such acceptance (excluding equity-based compensation, provided, however that the Company shall retain the right to amend or terminate any Company benefit plan). The surviving corporation will cause service rendered by such employees of the Company prior to such date to be taken into account for vesting and eligibility purposes (but not for accrual purposes, except for vacation and severance if required by applicable law) under employee benefits plans of the surviving corporation and its subsidiaries to the same extent such service was taken into account under the benefit plans of the Company for such purposes. The surviving corporation will use reasonable efforts to cause any employee employed by the Company on the date that Merger Sub accepted the shares of the Company’s common stock validly tendered in the Offer not to be subject to any pre-existing condition limitation under any health employee benefit plan of the surviving corporation or its subsidiaries for any condition for which they would have been entitled to coverage under the corresponding Company benefit plan in which they participated prior to the date that Merger Sub accepted the shares of the Company’s common stock validly tendered in the Offer. The surviving corporation will, and will cause its subsidiaries to, give such employees credit under such employee benefit plans for co-payments made and deductibles satisfied prior to the date that Merger Sub accepted the shares of the Company’s common stock tendered in the Offer.

Indemnification and Insurance

From and after the time at which Merger Sub accepts for payment any shares of the Company’s common stock validly tendered pursuant to the Offer and deposits funds sufficient to fund such payment with the depositary for the Offer (“Director Effective Time”), the Company (and following the effective time of the Merger, the surviving corporation) is required to the greatest extent permitted by law to indemnify and hold harmless and comply with all of the Company’s and its respective subsidiaries’ obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the present and former officers and directors of the Company and its subsidiaries against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“damages”), arising out of, relating to or in connection with any acts or omissions occurring or alleged to occur prior to or at the date on which Merger Sub accepts for payment any shares of the Company’s common stock validly tendered pursuant to the Offer, to the extent provided under the Company’s or such subsidiary’s respective organizational and governing documents and agreements in effect on the date of the Merger Agreement, and (ii) such persons against any and all damages arising out of acts or omissions in connection with such persons serving as an officer or director of the Company.

For a period of 6 years after the Director Effective Time, the Company or the surviving corporation is required to cause to be maintained in effect the current policies of officers’ and directors’ liability insurance maintained on the date of the Merger Agreement by the Company and the Company’s subsidiaries. Alternatively, the Company may, and, in the event of the cancellation or termination of such policies, will substitute policies with reputable and financially sound carriers (with a Standard & Poor’s rating of at least A) providing at least the same coverage and amount and containing terms and conditions that are no less favorable to the covered persons in respect of claims arising from facts or events that existed or occurred prior to the Director Effective Time; provided, however, that in no event will the Company or the surviving corporation be required to expend annually in excess of 300% of the annual premium currently paid by the Company under its current policies; provided, however, that if the premium of such insurance coverage exceeds such amount, the Company will be obligated to obtain, and the surviving corporation will be obligated to maintain, a policy with the greatest coverage available for a cost not exceeding such amount. In lieu of the foregoing coverage, Parent may direct the surviving corporation to purchase “tail” insurance coverage that provides coverage not materially less favorable than the coverage described above; provided that the Company will not be required to pay any amounts in respect of such coverage prior to the Director Effective Time.

Limitation of Liability of Parent and Merger Sub and Affiliates

In no event, whether or not the Merger Agreement has been terminated pursuant to any provision thereof and regardless of the claim or theory of liability, will Merger Sub, Parent or any of their affiliates or representatives, either individually or in the aggregate, be subject to any liability in excess of the amount of $80 million (or, in the event that an additional termination fee of $120 million is payable pursuant to the terms of the Merger Agreement, then $200 million) (which amounts shall constitute liquidated damages and not a penalty) for any losses or damages arising out of the Merger Agreement (including under the Escrow Agreement and the Collateral Account Control Agreement) or the transactions contemplated thereby or arising out of any breach or alleged breach by Parent or Merger Sub of the Merger Agreement (or the Escrow Agreement or the Collateral Account Control Agreement). In no event will the Company or any person acting on behalf of, or claiming rights through, the Company be entitled to seek monetary damages (including restitution or rescissory damages), individually or in the aggregate, in addition to or in excess of such amounts from Merger Sub, Parent or any of their affiliates or representatives.

Other Covenants

The Merger Agreement contains other covenants, including covenants relating to calling of the stockholders meeting to approve the Merger and the Merger Agreement (if required by Delaware law in order to effect the Merger), confidentiality, access to information and public announcements.

Amendment, Extension, Waiver, Enforcement and Specific Performance

The parties may amend the Merger Agreement at any time prior to the effective time of the Merger by written agreement; provided, however, that, after the date on which Merger Sub accepts for payment shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer, but prior to approval of the Merger Agreement by the Company’s stockholders, the Merger Agreement may not be amended in a manner that would adversely affect the right of the Company’s stockholders to receive the Merger Consideration; and, provided, further, that after the Company’s stockholders’ have approved the Merger Agreement, there shall be no amendment that by Delaware law requires further approval by the Company’s stockholders without such approval having been obtained. All amendments to the Merger Agreement must be in writing signed by the Company, Parent and Merger Sub.

Generally, the Merger Agreement does not provide for any rights or remedies relating to the Merger Agreement to any person other than the Company, Parent and Merger Sub. However, the provisions described above under “—Indemnification and Insurance” are enforceable by the beneficiaries thereof as provided in the Merger Agreement.

In the event of a breach or threatened breach of the Merger Agreement by the Company, Parent and Merger Sub will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement by the Company and to enforce specifically the terms and provisions of the Merger Agreement against the Company, in addition to any other remedy to which they are entitled at law or in equity; in no event, however, will the Company or any person acting on behalf of, or claiming rights through, the Company be entitled to seek specific performance, injunctive relief or other equitable relief to enforce any obligations of Parent or Merger Sub under the Merger Agreement or any other person under any other agreement or arrangement relating to or arising from the transactions contemplated by the Merger Agreement; provided, however, that the Company will be entitled to seek injunctive relief to enforce the confidentiality agreement, dated as of October 15, 2007, by and between VimpelCom and the Company and/or the Escrow Agreement, but only to the extent and in the circumstances that such agreements specifically provide for such relief.

Account Control Agreement and Security Agreement

The following is a summary of the material provisions of the Account Control Agreement, dated December 21, 2007, by and among Merger Sub, the Company and Citibank, N.A. (the “Account Control Agreement”), a copy of which is attached hereto as Exhibit (d)(7) and the Security Agreement, dated December 21, 2007, by and among Merger Sub, Parent and the Company (the “Security Agreement”), a copy of which is attached hereto as Exhibit (d)(8). This summary is qualified in its entirety by reference to the Account Control Agreement and the Security Agreement, each of which is incorporated by reference herein.

Pursuant to the Security Agreement entered into concurrently with the Merger Agreement, Merger Sub granted to the Company a security interest in financial assets in the amount of $80,000,000 in a securities account (the “Account”) maintained by Citibank, N.A. for Merger Sub. Pursuant to the Account Control Agreement, the Company will have sole control of the Account and Citibank N.A. will not accept instructions with respect to the Account from Merger Sub (other than as relates to investment of financial assets in the Account), until such time as the Account Control Agreement is terminated by the Company. The Company will terminate the Account Control Agreement upon the occurrence of any of the following events: (1) Merger Sub has paid an $80 million reverse termination fee in full, (2) the thirtieth day after the termination of the Merger Agreement pursuant to its terms, unless during such period the Company has initiated a proceeding against Merger Sub claiming entitlement to the reverse termination fee, in which case the Account Control Agreement and the security interest will terminate when the proceeding is finally adjudicated or settled, and (3) the date that Merger Sub accepts for payment shares of the Company’s common stock tendered into the Offer. The Security Agreement provides for a valid and continuing security interest in favor of the Company in the Account until the termination of the Account Control Agreement.

Escrow Agreement

The following is a summary of the material provisions of the Escrow Agreement, dated December 21, 2007, by and among Merger Sub, Parent, the Company and Citibank, N.A., as Escrow Agent (the “Escrow Agreement”), a copy of which is attached hereto as Exhibit (d)(9). This summary is qualified in its entirety by reference to the Escrow Agreement, which is incorporated by reference herein.

Pursuant to the Escrow Agreement entered into concurrently with the Merger Agreement, Merger Sub deposited $120,000,000 in an interest bearing account (the “Escrow Account”) with the Escrow Agent. The Escrow Agent will release funds from the Escrow Account only pursuant to a joint instruction executed by both Merger Sub and the Company in connection with the payment of a $120 million additional termination fee or the return of the deposited amount to Merger Sub as described below, or upon receipt of a final and nonappealable order of a court of competent jurisdiction. The Company and Merger Sub will execute a joint instruction instructing the Escrow Agent to release funds in the Escrow Account to Merger Sub in accordance with the instruction upon the occurrence of any of the following events: (1) Merger Sub has paid the additional termination fee in full, (2) the thirtieth day after the termination of the Merger Agreement pursuant to its terms, unless during such period the Company has initiated a proceeding against Merger Sub claiming entitlement to the additional termination fee, in which case the Account Control Agreement and the security interest will terminate when the proceeding is finally adjudicated or settled, and (3) the Escrow Agent has received an irrevocable instruction from Merger Sub (countersigned by the Company) instructing the Escrow Agent to transfer all of the funds in the Escrow Account to the Depositary for payment to holders of shares of the Company’s common stock validly tendered into the Offer and not withdrawn.

Appraisal Rights

No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, the Company’s stockholders that have not tendered their shares of the Company’s common stock will have certain rights under Section 262 of the DGCL to demand appraisal of, and to receive payment in cash of the fair value of, their shares. The Company’s stockholders that perfect these rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Company. Any such judicial determination of the fair value of shares of the Company’s common stock could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the shares, including asset values and the investment value of the shares. The value so determined could be more or less than the price paid by Merger Sub pursuant to the Offer. You should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to fair value under Section 262 of the DGCL. If any stockholder of the Company who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the shares of such holder will be converted into the right to receive $105.00 per share in cash without interest in accordance with the Merger Agreement.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any available appraisal rights, and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached as Schedule B to this Offer to Purchase. The Company’s stockholders who tender shares in the Offer will not be entitled to appraisal.

THE TENDER OFFER

1.    Terms of the Offer; Expiration Date.

Subject to the terms of the Offer and the Merger Agreement, and the satisfaction or waiver by Merger Sub of the conditions to the Offer as of the Expiration Date, Merger Sub shall (i) promptly after the Expiration Date, accept for payment and pay for shares of the Company’s common stock validly tendered and not validly withdrawn pursuant to the Offer and (ii) as promptly as practicable, accept for payment and pay for all shares of the Company’s common stock validly tendered into any subsequent offering period. The term “Expiration Date” means 12:00 midnight, New York City time, on February 15, 2008 unless Merger Sub shall have extended the period during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Merger Sub, shall expire. Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Merger Sub may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14e-1(d) under the Exchange Act, which require that material changes be promptly disseminated to holders of shares of the Company’s common stock in a manner reasonably designed to inform such holders of such change), Merger Sub shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

This Offer is subject to the condition that, among other things, there shall have been validly tendered and not properly withdrawn as of the date that the Offer expires a number of shares of the Company’s common stock which, when added to any shares of the Company’s common stock already owned by Parent and its subsidiaries, represents at least 63.3% of the total number of outstanding shares of the Company’s common stock on the Expiration Date. We refer to this condition as the “Minimum Condition”. Merger Sub may terminate the Offer without purchasing any shares of the Company’s common stock if certain events described in “The Tender Offer—Section 11. Certain Conditions to the Offer” occur.

Subject to the terms of the Merger Agreement, Merger Sub expressly reserves the right, in its sole discretion, to waive any of the conditions to its obligation to purchase shares of the Company’s common stock pursuant to the Offer and make any other changes in the terms and conditions of the Offer, provided that, without the prior written consent of the Company, Merger Sub may not (i) decrease the price per share to be paid pursuant to the Offer or change the form of consideration payable in the Offer, (ii) decrease the number of shares of the Company’s common stock sought to be purchased in the Offer, (iii) amend or waive satisfaction of the Minimum Condition (except in limited circumstances in order to avoid the entry of any permanent, preliminary or temporary injunction, other order, decree or judgment which would otherwise prevent, impede or materially delay the making or consummation of the Offer or the Merger (and in such instance only with the consent of the Company, which consent shall not be unreasonably withheld)), (iv) impose additional conditions on the Offer or (v) amend any other term of the Offer in any manner adverse in any material respect to the holders of shares of the Company’s common stock.

Unless the Merger Agreement is terminated in accordance with its terms, Merger Sub will extend the Offer and the Expiration Date on one or more occasions for periods of up to 20 business days, as Merger Sub will determine, (x) if, at any scheduled Expiration Date, any of the conditions to the Offer have not been satisfied or waived, or (y) unless otherwise agreed with the Company, even if all of the conditions to the Offer have been satisfied or waived, if the “Financing Documentation Deadline” has not occurred; provided that if all of the Offer conditions have been satisfied or waived by Merger Sub for at least 10 business days other than the Minimum Condition, then Merger Sub will not be required to extend the Offer or the Expiration Date beyond May 19, 2008. In no event will Merger Sub be required to extend the Offer or the Expiration Date beyond June 21, 2008, or in certain circumstances July 7, 2008 (such date, as may be extended, the “Outside Date”). “Financing Documentation Deadline” means February 28, 2008; provided, however that, if in the reasonable judgment of VimpelCom after taking advice from external legal counsel, based upon the book value of VimpelCom’s assets as of December 31, 2007 determined in accordance with Russian accounting standards, the approval of the shareholders of VimpelCom is required under applicable law to approve VimpelCom entering into definitive documentation pursuant to which VimpelCom commits to lend to Merger Sub an aggregate principal amount up to $4.35 billion, then such deadline shall be April 10, 2008. Russian law requires VimpelCom to obtain the approval of holders of at least three-quarters of its voting shares present at a shareholder meeting for transactions involving property worth more than 50% of the book value of VimpelCom’s assets determined in accordance with Russian accounting standards as of the last accounting date.

Merger Sub may, in its sole discretion, elect to provide a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act. Merger Sub will accept for payment, and pay for, any shares of the Company’s common stock that are validly tendered during any subsequent offering period. Holders of shares that are validly tendered during a subsequent offering period, if provided, will not have the right to withdraw such tendered shares. Merger Sub reserves its right to provide a subsequent offering period, but has not currently determined whether it will provide a subsequent offering period.

If Merger Sub is delayed in its payment for the shares of the Company’s common stock or is unable to pay for shares of the Company’s common stock pursuant to the Offer for any reason, then, without prejudice to Merger Sub’s rights under the Offer, the Depositary may retain tendered shares of the Company’s common stock on behalf of Merger Sub, and such shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in “The Tender Offer—Section 4. Withdrawal Rights.” However, the ability of Merger Sub to delay the payment for shares of the Company’s common stock which Merger Sub has accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer.

Merger Sub will be required to accept for payment and pay for any and all shares of the Company’s common stock validly tendered and not validly withdrawn pursuant to the Offer if all of the conditions to the Offer are satisfied or waived and the Financing Documentation Deadline shall have occurred. Subject to the terms of the Merger Agreement, Merger Sub may terminate or amend the Offer, if (i) the Minimum Condition shall not have been met, or (ii) there shall not have been obtained and in effect all approvals required under the antitrust, competition or merger control laws of Russia or the Ukraine applicable to the purchase of the Company Common Stock pursuant to the Offer or the Merger or (iii) at any time on or after the date of the Merger Agreement and prior to the date that Merger Sub accepts for payment the shares of the Company’s common stock validly tendered pursuant to the Offer, any of the conditions to the Offer shall not be met and shall be continuing.

If Merger Sub makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, Merger Sub will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in the percentage of securities sought or a change in any dealer’s soliciting fee or other similarly significant change, will depend upon the facts and circumstances, including the materiality of the changes. A minimum 10-business day period from the date of such change is generally required to allow for adequate dissemination of new information to stockholders in connection with a change in price or, a change in the percentage of securities sought or a change in any dealer’s soliciting fee. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday in the United States, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time. The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment.

If, on or before the Expiration Date, Merger Sub increases the consideration being paid for shares of the Company’s common stock accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose shares of the Company’s common stock are purchased in the Offer, whether or not such shares were tendered before the announcement of the increase in consideration.

The Company has provided Merger Sub with its stockholder and option holder lists and security position listings for the purpose of disseminating the Offer to holders of shares of the Company’s common stock. This offer to purchase, the related letter of transmittal and other relevant materials will be mailed to record holders of shares of the Company’s common stock, and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.    Acceptance for Payment and Payment for Shares of the Company’s Common Stock.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Merger Sub will accept for payment, and will pay for, all shares of the Company’s common stock validly tendered prior to the Expiration Date and not validly withdrawn, promptly after the Expiration Date. Subject to applicable rules of the SEC, Merger Sub expressly reserves the right to delay acceptance for payment of, or payment for, shares of the Company’s common stock in order to comply in whole or in part with any other applicable law. If Merger Sub desires to delay payment for shares of the Company’s common stock accepted for payment pursuant to the Offer, and such delay would otherwise be in contravention of Rule 14e-1 under the Exchange Act, Merger Sub will extend the Offer. In all cases, payment for shares of the Company’s common stock tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such shares of the Company’s common stock (the “Certificates”) or timely confirmation of a book-entry transfer of such shares of the Company’s common stock into the Depositary’s account at DTC (a “Book-Entry Confirmation”) pursuant to the procedures set forth in “The Tender Offer—Section 3. Procedures for Tendering Shares of the Company’s Common Stock,” (ii) the letter of transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the letter of transmittal and (iii) any other documents required by the letter of transmittal.

For purposes of the Offer, Merger Sub will be deemed to have accepted for payment, and thereby purchased, shares of the Company’s common stock validly tendered and not validly withdrawn as, if and when Merger Sub gives oral or written notice to the Depositary, as agent for the tendering stockholders, of Merger Sub’s acceptance for payment of such shares of the Company’s common stock pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for shares of the Company’s common stock accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Merger Sub and transmitting such payments to tendering stockholders whose shares of the Company’s common stock have been accepted for payment.

If any tendered shares of the Company’s common stock are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more shares of the Company’s common stock than are tendered, Certificates evidencing unpurchased shares of the Company’s common stock will be returned, without expense to the tendering stockholder (or, in the case of shares of the Company’s common stock tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in “The Tender Offer—Section 3. Procedures for Tendering of the Company’s Common Stock,” such shares of the Company’s common stock will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

3.    Procedures for Tendering Shares of the Company’s Common Stock.

Except as set forth below, in order for shares of the Company’s common stock to be validly tendered pursuant to the Offer, the letter of transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message

(as defined below) in lieu of the letter of transmittal) and any other documents required by the letter of transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this offer to purchase and either (i) the Certificates evidencing tendered shares of the Company’s common stock must be received by the Depositary at such address or such shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent’s Message if the tendering stockholder has not delivered a letter of transmittal), in each case on or prior to the Expiration Date or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted. The term “Agent’s Message” means a message, transmitted by electronic means to, and received by, the Depositary and forming a part of a Book-Entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC tendering the shares of the Company’s common stock which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the letter of transmittal and that Merger Sub may enforce such agreement against such participant.

Book-Entry Transfer. The Depositary will establish accounts with respect to the shares of the Company’s common stock at DTC for purposes of the Offer within two business days after the date of this offer to purchase. Any financial institution that is a participant in DTC’s system may make a book-entry delivery of shares of the Company’s common stock by causing DTC to transfer such shares of the Company’s common stock into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of shares of the Company’s common stock may be effected through book-entry transfer at DTC, either the letter of transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the letter of transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this offer to purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees. Signatures on all letters of transmittal must be guaranteed by a firm which is a member of the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Guarantee Program or the Stock Exchange Medallion Program (each, an “Eligible Institution”), except in cases where shares of the Company’s common stock are tendered (i) by a registered holder of shares of the Company’s common stock who has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the letter of transmittal or (ii) for the account of an Eligible Institution. If a Certificate is registered in the name of a person other than the signatory of the letter of transmittal (or a facsimile thereof), or if payment is to be made, or a Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed by an Eligible Institution. If the letter of transmittal or stock powers are signed or any Certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by Merger Sub, proper evidence satisfactory to Merger Sub of their authority to so act must be submitted. See Instructions 1 and 5 of the letter of transmittal.

Guaranteed Delivery. If a stockholder desires to tender shares of the Company’s common stock pursuant to the Offer and the Certificates evidencing such stockholder’s shares of the Company’s common stock are not immediately available or such stockholder cannot deliver the Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such shares of the Company’s common stock may nevertheless be tendered, provided that all the following conditions are satisfied:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Merger Sub, is received prior to the Expiration Date by the Depositary as provided below; and

(iii) the Certificates (or a Book-Entry Confirmation) evidencing all tendered shares of the Company’s common stock, in proper form for transfer, in each case together with the letter of transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in connection with a book-entry transfer, an Agent’s Message), and any other documents required by the letter of transmittal are received by the Depositary within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which NASDAQ is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Merger Sub.

In all cases, payment for shares of the Company’s common stock tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Certificates evidencing such shares of the Company’s common stock, or a Book-Entry Confirmation of the delivery of such shares of the Company’s common stock, and the letter of transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the letter of transmittal, or an Agent’s Message in the case of a book-entry transfer.

The method of delivery of Certificates and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, delivery by registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares of the Company’s common stock will be determined by Merger Sub in its sole discretion. Merger Sub reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Merger Sub reserves the absolute right to waive any condition of the Offer (other than the Minimum Condition, the waiver or modification of which is limited as described above in “—Section 1. Terms of the Offer; Expiration Date”), and Merger Sub reserves the absolute right to waive any defect or irregularity in the tender of any particular shares of the Company’s common stock or any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders, and Merger Sub’s interpretation of the terms and conditions of the Offer will be final and binding on all persons. No tender of shares of the Company’s common stock will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Merger Sub. None of Merger Sub, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders, or any waiver thereof, or incur any liability for failure to give any such notification.

Other Requirements. By executing the letter of transmittal as set forth above, a tendering stockholder irrevocably appoints designees of Merger Sub as such stockholder’s proxies, each with full power of substitution, in the manner set forth in the letter of transmittal, to the full extent of such stockholder’s rights with respect to the shares of the Company’s common stock tendered by such stockholder and accepted for payment by Merger Sub (and with respect to any and all other shares of the Company’s common stock or other securities issued or issuable in respect of such shares of the Company’s common stock on or after the date of this offer to purchase). All such proxies shall be considered coupled with an interest in the tendered shares of the Company’s common stock. Such appointment will be effective when, and only to the extent that, Merger Sub accepts such shares of the Company’s common stock for payment. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such shares of the Company’s common stock (and such other shares of the

Company’s common stock and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Merger Sub will, with respect to the shares of the Company’s common stock for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Company’s stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Merger Sub reserves the right to require that, in order for shares of the Company’s common stock to be deemed validly tendered, immediately upon Merger Sub’s payment for such shares of the Company’s common stock, Merger Sub must be able to exercise full voting rights with respect to such shares of the Company’s common stock.

The acceptance for payment by Merger Sub of shares of the Company’s common stock pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Merger Sub upon the terms and subject to the conditions of the Offer.

4.    Withdrawal Rights.

Tenders of the shares of the Company’s common stock made pursuant to the Offer are irrevocable except that such shares of the Company’s common stock may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Merger Sub pursuant to the Offer, may also be withdrawn at any time after March 18, 2008. If Merger Sub extends the Offer, is delayed in its acceptance for payment of shares of the Company’s common stock or is unable to accept shares of the Company’s common stock for payment pursuant to the Offer for any reason, then, without prejudice to Merger Sub’s rights under the Offer, the Depositary may, nevertheless, on behalf of Merger Sub, retain tendered shares of the Company’s common stock, and such shares of the Company’s common stock may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this section. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this offer to purchase. Any such notice of withdrawal must specify the name of the person who tendered the shares of the Company’s common stock to be withdrawn, the number of shares of the Company’s common stock to be withdrawn and the name of the registered holder of such shares of the Company’s common stock, if different from that of the person who tendered such shares of the Company’s common stock. If certificates evidencing shares of the Company’s common stock to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such shares of the Company’s common stock have been tendered for the account of an Eligible Institution. If shares of the Company’s common stock have been tendered pursuant to the procedure for book-entry transfer as set forth in “The Tender Offer—Section 3. Procedures for Tendering Shares of the Company’s Common Stock,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares of the Company’s common stock and must otherwise comply with DTC’s procedures.

Withdrawals of tenders of shares of the Company’s common stock may not be rescinded, and shares of the Company’s common stock properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn shares of the Company’s common stock may be retendered by again following the procedures described in “The Tender Offer—Section 3. Procedures for Tendering Shares of the Company’s Common Stock,” at any time prior to the Expiration Date or during a subsequent offering period if one is provided.

Pursuant to Rule 14d-11 under the Exchange Act, if a subsequent offering period is provided, no withdrawal rights will apply to shares of the Company’s common stock tendered into the subsequent offering period and no withdrawal rights will apply during the subsequent offering period with respect to shares of the Company’s common stock tendered in the Offer and accepted for payment.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Merger Sub, in its sole discretion, whose determination will be final and binding. None of Merger Sub, the Depositary, the Information Agent or any other person will be under a duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.    Certain United States Federal Income Tax Considerations.

The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to holders of the Company’s common stock whose shares of the Company’s common stock are sold pursuant to the Offer or are converted into the right to receive cash in the Merger. This summary does not purport to consider all aspects of U.S. federal income taxation that might be relevant to the Company’s holders. In addition, it does not address any aspect of foreign, state, local or federal estate or gift or other tax law that may be applicable to a holder.

For purposes of this discussion, we use the term “U.S. holder” to mean a beneficial owner of shares of the Company’s common stock that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•

a trust, (i) if a court within the U.S. is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) if a valid election to be treated as a U.S. person is in effect with respect to such trust; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

A “non-U.S. holder” is a beneficial owner (other than a partnership, including an entity treated as a partnership for U.S. federal income tax purposes) of shares of the Company’s common stock that is not a U.S. holder.

If a partnership holds the Company’s common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner of a partnership holding the Company’s common stock should consult its tax advisor.

This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, Treasury Regulations promulgated thereunder, judicial decisions and administrative rulings, all as in effect as of the date of this offer to purchase and all of which are subject to differing interpretations or change, possibly with retroactive effect. It applies only to beneficial owners who hold shares of the Company’s common stock as capital assets within the meaning of Section 1221 of the Code at the effective time of the Offer or the Merger, and may not apply to shares of the Company’s common stock received in connection with the exercise of employee stock options or otherwise as compensation, or certain types of beneficial owners who may be subject to special rules (such as insurance companies, banks, tax-exempt organizations, financial institutions, broker and dealers of securities or currencies, partnerships, S corporations or other pass-through entities, mutual funds, traders in securities who elect the mark-to-market method of accounting, holders subject to the alternative minimum tax, U.S. holders that have a functional currency other than the U.S. dollar, holders who hold the Company’s common stock as part of a hedge, straddle, a constructive sale or conversion transaction or other risk-reduction transaction) or holders who properly exercise their dissenters’ rights to appraisal. This discussion does not address the receipt of cash in connection with the cancellation of options to purchase shares of the Company’s common stock, stock appreciation rights, other equity awards that are settled in, or related to the Company’s common stock or restricted shares, or any other matters relating to equity compensation or benefit plans. This discussion also does not address any aspect of foreign, state, local or federal estate or gift or other tax laws that may be applicable to a holder.

The U.S. federal income tax consequences set forth herein are not intended to constitute a complete description of all tax consequences relating to the Offer and the Merger. Because individual circumstances may differ, each holder should consult the holder’s tax advisor regarding the applicability of the rules discussed above to the holder and the particular tax effects to the holder of the Offer and the Merger in light of such holder’s particular circumstances, the application of state, local and foreign tax laws, and, if applicable, the tax consequences of the receipt of cash in connection with the cancellation of options to purchase shares of the Company’s common stock, stock appreciation rights, other equity awards that are settled in, or related to the Company’s common stock or restricted shares, including the transactions described in this offer to purchase relating to the Company’s other equity compensation and benefit plans.

U.S. Holders Holding Only Company Shares.

The receipt of cash for shares of the Company’s common stock pursuant to the Offer or the Merger will be taxable to U.S. holders for U.S. federal income tax purposes (and also may be taxable under applicable state, local and foreign income and other tax laws). A holder that receives cash in the Offer or the Merger and that does not own, actually or constructively, VimpelCom shares or ADRs after the Merger will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Company’s shares of common stock exchanged. Gain or loss will be determined separately for each block of shares (shares acquired at the same time and price) tendered pursuant to the Offer or surrendered in the Merger. Any capital gain or loss will be taxed as long-term capital gain or loss if the holder has held the shares of the Company’s common stock for more than one year prior to the effective time of the Offer or the Merger. Long-term capital gains recognized by individuals and certain other non-corporate holders are generally subject to tax at preferential rates. The deductibility of capital losses is subject to certain limitations.

Non-U.S. Holders Holding Only Company Shares.

Any gain realized on the receipt of cash in the Offer or the Merger by a non-US. holder generally will not be subject to U.S. federal income tax unless:

•

the gain, if any, is effectively connected with a trade or business of the non-US. holder in the U.S. (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-US. holder);

•	the non-US. holder is an individual who is present in the U.S. for 183 days or more in the taxable year that he disposes of his shares, and certain other conditions are met;

•

the Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes and the non-US. holder owned more than 5% of the Company’s common stock at any time during the five years preceding the Offer or the Merger; or

•

the non-U.S. holder receives a payment that is essentially equivalent to a dividend and the Company has current or accumulated earnings and profits (as discussed below under the heading “Holders Holding VimpelCom and Company Shares”).

An individual non-U.S. holder in the first bullet point immediately above will be subject to tax on the net gain derived from the Offer or the Merger under regular graduated U.S. federal income tax rates. If a non-US. holder that is a foreign corporation falls under the first bullet point, it will be subject to tax on its net gain in the same manner as if it were a U.S. person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-US. holder described in the second bullet point will be subject to a flat 30% tax on the gain derived from the Offer or the Merger, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. With respect to the third bullet point, the Company believes that it is not and has not been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the five year period specified above.

Holders Holding VimpelCom and Company Shares.

The Offer and the Merger may be subject to Section 304 of the Code which could cause the receipt of cash by certain holders of the Company’s shares to be treated, at least in part, as a dividend distribution to such holder to the extent of the Company’s current and accumulated earnings and profits, if any, regardless of the gain realized by the holder pursuant to the Offer or the Merger. Such dividend treatment generally will only apply to any holder of the Company’s common stock who exchanges their Company common shares for cash in the Offer or the Merger, but continues to own Company shares constructively after the Merger by virtue of owning VimpelCom shares or ADRs after the Merger. The following discussion therefore applies only to those holders who exchange their Company shares for cash in the Offer or the Merger and, actually and/or constructively, own VimpelCom shares or ADRs after the Merger.

The cash received in the Offer or the Merger by a person who owns, actually and/or constructively, any VimpelCom stock may be treated as received in a redemption transaction under Section 304 of the Code. This deemed redemption will be treated either as a dividend distribution or as a sale of the shares of the Company’s common stock depending on whether the deemed redemption meets the requirement of the “substantially disproportionate” or “not essentially equivalent to a dividend” tests under the rules provided under Sections 302 and 304 of the Code. The rules governing Section 304 of the Code are complex and all holders who own shares of both VimpelCom and the Company should consult their tax advisor with respect to the applicability of these rules to their particular circumstances.

If a holder is able to treat the deemed redemption as an exchange of stock of the Company under the rules of Sections 302 and 304 of the Code, such holder will be taxed in the manner described above under “U.S. Holders Holding Only Company Shares.” A holder who is not entitled to treat such deemed redemption as a sale of stock under the rules of Sections 302 and 304 of the Code will be taxable upon the receipt of proceeds as a dividend to the extent of the allocable share of the Company’s current and accumulated earnings and profits. Any portion of the distribution not paid out of earnings and profits of the Company will be applied against the holder’s tax basis in the Company’s shares to the extent thereof, and thereafter will be treated as gain from the sale of the shares. Based on the due diligence performed with respect to the Company’s earnings and profits, Merger Sub does not believe the Company had any accumulated earnings and profits at the end of the 2007 tax year and does not anticipate having earnings and profits for the 2008 taxable year. However, the determination of accumulated earnings and profits is complex, and there can be no assurance that the Company did not have accumulated earnings and profits at the end of the 2007 tax year. In addition, because the Company’s current U.S. earnings and profits will be based on the amount of such earnings and profits for the entire 2008 tax year, there can be no assurance that the Company will not have earnings and profits for 2008.

U.S. Holders

Any portion of proceeds that are treated as a dividend under these rules may be eligible for the dividends received deduction or the 15% preferential rate of tax on certain dividends received by corporate or certain non-corporate U.S. holders, as the case may be, depending on whether the requirements of these provisions are met. Because individual circumstances may differ, each holder should consult the holder’s tax advisor regarding the applicability of the rules discussed above to the holder and the particular tax effects to the holder of the Offer or the Merger.

Non-U.S. Holders

To the extent the Company has earnings and profits, any deemed redemption to a non-U.S. holder that is taxable as a dividend under the rules described above will be treated as a dividend to the extent of such holder’s proportionate share of the Company’s earnings and profits. Subject to the discussion below regarding backup withholding, any distribution to a non-U.S. holder that is treated as a dividend will be subject to a 30% U.S. federal withholding tax, unless (i) a lower withholding rate applies under an applicable tax treaty, and (ii) the non-U.S. holder provides us with the proper certification as to such non-U.S. holder’s reduced rate of withholding on IRS Form W-8BEN. Neither Merger Sub nor the Company currently expects that it will withhold on any portion of the consideration paid in exchange for shares of the Company’s common stock. However, because the Company’s current earnings and profits account will be based on the amount of such earnings and profits for the entire 2008 tax year, there can be no assurance that the Company will not have earnings and profits for 2008 or that taxes (whether or not collected by withholding) will not be imposed in respect of all or a portion of a non-U.S. holder’s cash proceeds resulting from the Offer or the Merger.

The rules governing Section 304 of the Code are complex and all holders who own shares of both VimpelCom and the Company should consult their tax advisor with respect to the applicability of these rules to their particular circumstances.

Backup Withholding

The receipt of cash in exchange for Company’s shares pursuant to the Offer or the Merger by a U.S. holder may be subject to information reporting and backup withholding tax at the applicable rate unless an exemption applies. For the exemption to apply for a U.S. holder, such holder must (i) timely furnish an accurate taxpayer identification number (social security number in the case of an individual or employer identification number in the case of other holders) and otherwise comply with applicable U.S. information reporting or certification requirements (typically by completing and signing an Internal Revenue Service, or IRS, Form W-9, a copy of which will be included as part of the letter of transmittal to be timely returned to the paying agent) or (ii) is a corporation or other exempt recipient and, when required, establishes such fact. For the exemption to apply for a non-U.S. holder, such holder must provide the paying agent with an IRS Form W-8BEN (or an IRS Form W-8ECI if the gain is effectively connected with the conduct of a U.S. trade or business by such non-U.S. holders) provided that neither we nor our paying agent has actual knowledge (or reason to know) that the holder is a U.S. holder. If shares of our common stock are held through a foreign partnership or other flow-through entity, certain documentation requirements may also apply to the partnership or other flow-through entity.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s U.S. federal income tax liability, if any, provided that such U.S. holder furnishes the required information to the Internal Revenue Service in a timely manner.

Cash received in the Offer or the Merger will also be subject to information reporting unless an exemption applies.

6.    Price Range of Shares of the Company’s Common Stock.

The Company’s common stock trades on NASDAQ under the ticker symbol “GLDN”. The high and low trade prices for the periods indicated for the Company’s common stock are set out in the following table. These prices are as reported by NASDAQ, and reflect inter-day price quotations, without retail mark-up, mark down or commission, and may not necessarily represent actual transactions.

	High	Low	Cash Dividend Declared
FISCAL YEAR ENDED DECEMBER 31, 2006
First Quarter	$31.60	$26.125	$0.20
Second Quarter	32.66	21.16	0.20
Third Quarter	32.45	22.05	0.20
Fourth Quarter	48.62	29.66	0.00
FISCAL YEAR ENDED DECEMBER 31, 2007
First Quarter	$60.26	$44.22	0.00
Second Quarter	61.94	47.20	0.00
Third Quarter	81.15	55.00	0.00
Fourth Quarter	114.85	80.00	0.00
FISCAL YEAR ENDED DECEMBER 31, 2008
First Quarter (through January 17, 2008)	$102.96	$100.05	0.00

The closing sale price of the Company’s common stock on NASDAQ on November 30, 2007, the last trading day before the Company announced it was in discussions regarding the potential acquisition of the Company by VimpelCom at $105.00 per share was $101.46 per share. The closing sale price of the Company’s common stock on NASDAQ on December 20, 2007, the last trading day prior to the announcement of the execution of the Merger Agreement was $100.06 per share. The $105.00 per share offer price represents a premium of approximately 3.5% to the closing price on November 30, 2007, a premium of 5.0% to the closing price on December 20, 2007, a premium of approximately 2.14% to the average closing price for the 30 trading days ended January 15, 2008, a premium of approximately 11.9% to the average closing price for the 90 trading days ended January 15, 2008, and a premium of approximately 49.5% to the 52-week average closing price for the 12-month period ended January 15, 2008. On January 17, 2008, the most recent practicable date before this offer to purchase was printed, the closing price for the Company’s common stock on NASDAQ was $101.62 per share.

Stockholders are urged to obtain a current market quotation for the shares of the Company’s common stock.

7.    Certain Information Concerning the Company.

The information concerning the Company contained in this offer to purchase has been taken from or based upon documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Merger Sub or Parent is responsible for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Merger Sub or Parent, except to the extent required by law.

General. The Company is a Delaware corporation. The Company is a leading facilities-based provider of integrated telecommunication and Internet services in major population centers throughout Russia and other countries of the Commonwealth of Independent States (“CIS”). The Company offers voice, data and Internet services to corporations, operators and consumers using its metropolitan overlay network in major cities throughout Russia, Ukraine, Kazakhstan and Uzbekistan, and via intercity fiber optic and satellite-based networks, including approximately 289 combined access points in Russia and other countries of the CIS. In addition, the Company offers mobile services in the Ukrainian cities of Kiev and Odessa.

The principal executive office of the Company is located at Representation Office of Golden TeleServices, Inc., 1 Kozhevnichesky Proezd, Moscow, Russia 115114 and its telephone number is (011-7-495) 797-9300.

Intent to Tender. As described in the Schedule 14D-9 filed by the Company with the SEC, to the knowledge of the Company, after reasonable inquiry, except as noted below, each executive officer, director and affiliate of the Company currently intends, subject to compliance with applicable law, including Section 16(b) of the Securities Exchange Act of 1934, to tender all shares held of record or beneficially owned by such person or entity in the Offer. In an amendment to its Schedule 13D filed with the SEC on December 26, 2007, Altimo (and certain of its affiliates) publicly disclosed their then current intention to tender and sell their shares of the Company’s common stock to Merger Sub pursuant the Offer, subject to consideration of the actual terms of the Offer and the circumstances existing at the time of the expiration of the Offer. Telenor has informed the Company that Telenor has not yet formed an intention as to whether it will tender and sell its shares of the Company’s common stock to Merger Sub pursuant to the Offer, nor has Telenor made any recommendation in support of or in opposition to the transaction. Telenor has informed the Company that, prior to the expiration of the Offer, Telenor will determine whether to tender and sell its shares of the Company’s common stock to Merger Sub pursuant to the Offer.

Available Information. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional office located at 3 World Financial Center, Room 4-300, New York, New York 10281-1022. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials also may be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Copies of many of the items filed with the SEC and other information concerning the Company are available for inspection at the offices of NASDAQ located at One Liberty Plaza, 50th Floor, New York, New York 10006.

Information about the Company may be also obtained from the Company’s website at www.goldentelecom.com. The Company’s website is provided as an inactive textual reference only. Information contained on the Company’s website is not incorporated by reference into, and does not constitute any part of, this offer to purchase.

Historical Selected Financial Information. The selected consolidated financial data of the Company for the nine months ended September 30, 2007 and September 30, 2006 and for the years ended December 31, 2006 and 2005 are extracted from, and should be read in conjunction with, the consolidated financial statements and notes thereto contained in the Company’s Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 2007 filed with the SEC on November 9, 2007 and for the quarterly period ended September 30, 2006 filed with the SEC on November 9, 2006, respectively, and the Company’s Annual Reports on Form 10-K for the year ended December 31, 2006 filed with the SEC on March 16, 2007 and for the year ended December 31, 2005 filed with the SEC on March 16, 2006, respectively. More comprehensive financial information is included in such reports (including management’s discussion and analysis of financial condition and results of operations) and other documents filed by the Company with the SEC, and the following is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above. These documents are incorporated by reference in this offer to purchase. See “—Available Information.” Parent, Merger Sub and VimpelCom take no responsibility for the information below taken from the Company’s Annual Reports or Quarterly Reports.

GOLDEN TELECOM, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollar amounts in thousands, except per share data)

	Nine Months Ended September 30,		Year Ended December 31,
	2007	2006	2006	2005
	(Unaudited)	(Unaudited)
Revenues
Telecommunication services	$895,948	$599,033	$846,740	$662,742
Revenue from related parties	7,851	4,792	7,877	4,637

Total Revenues	903,799	603,825	854,617	667,379

Operating Costs and Expenses
Access and network services (excluding depreciation and amortization)	523,732	327,154	474,389	347,532
Selling, general and administrative (excluding depreciation and amortization)	157,099	104,955	152,808	119,890
Depreciation and amortization	100,182	72,961	100,209	84,015

Total Costs and Expenses	781,013	505,070	727,406	551,437

Income from Operations	122,786	98,755	127,211	115,942

Other Income (expense)
Equity in earnings of ventures	404	1,021	1,867	460
Gain on sale of MCT Corp.	41,283	—	—	—
Interest income	2,852	988	1,211	2,295
Interest expense	(5,857)	(241)	(580)	(618)
Foreign currency exchange (loss) gain	12,547	1,648	1,697	(1,212)

Total Other Income	51,229	3,416	4,195	925

Income before minority interest and income taxes	174,015	102,171	131,406	116,867
Minority interest	6,223	3,951	4,808	2,978
Income taxes	44,435	31,880	40,417	37,816

Income before cumulative effect of change in accounting principle	123,357	66,340	86,181	76,073
Cumulative effect of a change in accounting principle, net tax of $52	—	681	681	—

Net Income	$123,357	$65,659	$85,500	$76,073

Net income per share of common stock—basic	$3.22	$1.80	$2.34	$2.09

Weighted average common shares outstanding—basic	38,274	36,570	36,591	36,378

Net income per share of common stock—diluted	$3.21	$1.79	$2.33	$2.08

Weighted average common shares outstanding—diluted	38,402	36,699	36,717	36,605

Cash dividends per share of common stock	$—	$0.40	$0.60	$0.80

GOLDEN TELECOM, INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(Dollar amounts in thousands, except per share data)

	September 30,		December 31,
	2007	2006	2006	2005
	(Unaudited)	(Unaudited)
Current Assets
Cash and cash equivalents	$121,379	$37,179	$18,413	$67,176
Accounts receivable, net of allowance for doubtful accounts of $27,327, $31,087, $25,224 and $29,841 at December 31, 2005, September 30, 2006, December 31, 2006 and September 30, 2007, respectively	211,451	138,269	147,719	91,709
VAT receivable	35,822	20,954	21,486	21,986
Prepaid expenses	16,947	8,970	11,371	8,083
Deferred tax asset	23,817	10,346	11,098	8,994
Other current assets	31,266	16,364	21,318	13,009

Total Current Assets	440,682	232,082	231,405	210,957

Non-current Assets
Property and equipment, net accumulated depreciation of $247,096, $327,414, $352,765 and $452,414 at December 31, 2005, September 30, 2006, December 31, 2006 and September 30, 2007, respectively	891,223	506,050	552,341	407,907
Goodwill	293,222	177,901	180,539	149,249
Intangible assets, net accumulated amortization of $60,648, $81,581, $90,314 and $114,742 at December 31, 2005, September 30, 2006, December 31, 2006 and September 30, 2007, respectively	236,907	99,877	116,545	93,880
Restricted cash	—	231	233	566
Other non-current assets	52,256	32,633	26,127	19,652

Total Assets	$1,914,290	$1,048,774	$1,107,190	$882,211

Current Liabilities
Accounts payable and accrued expenses	256,931	127,028	146,058	89,404
VAT payable	11,237	10,423	2,725	17,190
Debt maturing within one year	4,780	1,340	12,305	65
Current capital lease obligation	2,559	770	753	1,941
Deferred revenue	27,576	20,092	21,634	16,799
Due to affiliates and related parties	5,718	3,917	4,505	2,470
Other current liabilities	246	5,188	611	4,014

Total Current Liabilities	309,047	168,758	188,591	131,883

Non-current Liabilities
Long-term debt, less current portion	225,156	117	29	27
Long-term deferred tax liability	74,486	29,010	29,268	22,287
Long-term deferred revenue	47,289	34,628	36,951	30,878
Long-term capital lease obligations	8,882	1,763	1,591	2,340
Other non-current liabilities	2,188	2,600	2,321	—

Total Liabilities	667,048	236,876	258,751	187,415

Minority Interest	93,118	27,497	31,263	19,693

Shareholders’ Equity
Preferred stock, $0.01 par value (10,000,000 shares authorized; none issued and outstanding)	—	—	—	—
Common stock, $0.01 par value (100,000,000 authorized; 36,458,490, 36,638,413, 36,673,015 and 40,314,522 shares issued and outstanding at December 31, 2005, September 30, 2006, December 31, 2006 and September 30, 2007, respectively	403	366	367	365
Additional paid in capital	848,133	674,194	674,993	671,998
Deferred equity compensation	—	—	—	(455)
Retained earnings	181,613	54,232	66,744	3,195
Accumulated other comprehensive income	123,975	55,609	75,072	—

Total Shareholders’ Equity	1,154,124	784,401	817,176	675,103

Total Liabilities and Shareholders’ Equity	$1,914,290	$1,048,774	$1,107,190	$882,211

Book Value Per Share The Company’s net book value per share as of September 30, 2007 was $28.63, which is below the $105.00 per share offer price.

Projected Financial Information As described in the Schedule 14D-9, certain affiliates of Parent, Merger Sub and VimpelCom were provided with the Company’s internal five year budget in connection with the evaluation of the transaction, as summarized in the Schedule 14D-9 under “Item 8. Additional Information—Other Material Information—(i) Certain Projected Financial Information.” Neither Parent nor Merger Sub were involved in preparing or is responsible for the information contained in such internal financial forecasts or the summary thereof contained in the Schedule 14D-9.

8.    Certain Information Concerning Merger Sub, Parent and their Affiliates.

Merger Sub is a Delaware corporation and a direct subsidiary of Parent that was formed for the purpose of effecting the Offer and Merger and the transactions related thereto. Merger Sub has not engaged in any business except in furtherance of these purposes. Upon the consummation of the Merger, Merger Sub will cease to exist and the Company will continue as the surviving corporation. The principal office address of Merger Sub is c/o VimpelCom Finance B.V., Teleportboulevard 140, 1043EJ Amsterdam, The Netherlands. The telephone number at the principal office is +31 20 540 5800.

Parent is a private company with limited liability incorporated under the laws of The Netherlands and a direct subsidiary of VimpelCom. Parent is a holding company whose assets include shares in other holding companies with controlling interests in telecommunications operating companies in Kazakhstan and Tajikistan. The principal office address of Parent is Teleportboulevard 140, 1043EJ Amsterdam, The Netherlands. The telephone number at the principal office is +31 20 540 5800.

VimpelCom is an open joint stock company formed under the laws of the Russian Federation. VimpelCom is engaged in the business of providing wireless telecommunications and cellular technology services in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. The VimpelCom group’s GSM and 3G license portfolio covers a territory with a population of about 250 million. VimpelCom has executed a debt commitment letter to lend an aggregate of up to $4.35 billion to Merger Sub in connection with completion of the Offer and the Merger. See “The Tender Offer—Section 9. Source and Amount of Funds.” The principal office address of VimpelCom is 4 Krasnoproletarskaya, Moscow, Russia, 127006. The telephone number at the principal office is +7 495 725 0700.

The name, business address, citizenship, present principal occupation and employment history of each of the directors, executive officers and control persons of Parent, Merger Sub and the persons listed on Schedule A are set forth in Schedule A hereto. Except as set forth elsewhere in this offer to purchase (including Schedule A hereto), (i) none of Parent, Merger Sub or VimpelCom, nor, to the best of their knowledge, any of the entities or persons listed in Schedule A hereto has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) none of Parent, Merger Sub or VimpelCom, nor, to the best of their knowledge, any of the entities or persons listed in Schedule A hereto has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this offer to purchase (including Schedule A hereto), (i) none of Parent, Merger Sub or VimpelCom, nor, to best of their knowledge, any of the entities or persons listed in Schedule A hereto, beneficially owns or has a right to acquire any shares of the Company’s common stock or any other equity securities of the Company, and (ii) none of Parent, Merger Sub or VimpelCom, nor, to best of their knowledge, any of the entities or persons referred to in clause (i) above, has effected any transaction in the shares of the Company’s common stock or any other equity securities of the Company during the past 60 days.

Except as set forth elsewhere in this offer to purchase (including Schedule A hereto), (i) neither Parent, Merger Sub or Parent, nor, to best of their knowledge, any of the entities or persons listed on Schedule A hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company and (ii) during the two years prior to the date of this offer to purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Parent, Merger Sub or VimpelCom, or, to the best of their knowledge, any of the entities or persons listed in Schedule A hereto, on the one hand, and the Company or any of its executive officers, directors and/or affiliates, on the other hand.

9.    Source and Amount of Funds.

Merger Sub estimates that approximately $4.35 billion is required to purchase the maximum amount of securities sought in the Offer and to complete the Merger through payments to the Company’s stockholders and holders of other equity-based interests in the Company. Such funds are expected to come from the Intercompany Financing described below and the $200 million on deposit in the Escrow Account and the Collateral Control Account (of which $40 million consists of Intercompany Financing).

Pursuant to the Merger Agreement, Parent and Merger Sub are obligated to use their commercially reasonable best efforts to obtain the Intercompany Financing and to procure that VimpelCom obtain financing pursuant to the Bank Facilities described below. If Merger Sub does not obtain the Intercompany Financing described below (or alternative financing) it would not have the funds to consummate the Offer or the Merger. Merger Sub’s obligation to consummate the Offer and the Merger pursuant to the Merger Agreement is not contingent on Merger Sub’s obtaining sufficient financing under the debt commitment letter from VimpelCom or on VimpelCom’s obtaining financing under the debt commitment letter described below from the consortium of bank lenders. If Merger Sub does not consummate the Offer in accordance with the terms of the Merger Agreement, under certain circumstances, Parent or Merger Sub may be required to pay a reverse termination fee to the Company (which amount will constitute liquidated damages and not a penalty). See “Special Factors—The Merger Agreement—Termination Fees.”

The following arrangements are intended to provide the financing for the Offer and the Merger. No alternative financing arrangements or alternative financing plans have been made in the event that these financing arrangements are not available as anticipated.

Merger Sub Debt Financing

VimpelCom has delivered to Merger Sub a debt commitment letter, dated as of December 20, 2007, under which VimpelCom has committed to provide loans to Merger Sub in an aggregate principal amount up to $4.35 billion (the “Intercompany Financing”) to be used in connection with the financing of Merger Sub’s acquisition of the Company. Included within the Intercompany Financing is a loan agreement for $41.4 million between VimpelCom and Merger Sub that was executed on December 17, 2007, with the full principal amount advanced on the same date, and was amended and restated as of December 21, 2007. VimpelCom’s obligation to provide the remainder of the Intercompany Financing is conditioned on (i) the preparation, execution and delivery of loan documentation customary for intercompany loans of this nature and (ii) VimpelCom’s receipt of all corporate approvals required in connection with this financing. The interest rate on these loans will be agreed between Merger Sub and VimpelCom at the time the relevant loan documentation is executed.

Upon consummation of the Merger, the Company will by operation of law assume Merger Sub’s obligations under the Intercompany Financing. Merger Sub expects that, after the Merger, the obligations of the surviving corporation to VimpelCom under the Intercompany Financing will be subordinated to the Company’s existing obligations under the term facility agreement dated January 25, 2007 (as amended and restated on March 22, 2007 and as further amended on November 20, 2007) between the Company, EDN Sovintel LLC and GTS Finance Inc. as original borrowers and original guarantors, Citibank N.A. London Branch and ING Bank N.V. as arrangers, the financial institutions referred to therein as the original lenders, and Citibank International Plc as the agent. The subordination is expected to provide that no payments on the Intercompany Financing will be made while such existing financing remains outstanding. The Intercompany Financing will either be repaid by the surviving corporation after the Merger after the existing financing is repaid or will be converted into equity.

Merger Sub is also currently contemplating obtaining financing, to be used in connection with the Offer or Merger, in a principal amount up to $250 million from third party banks or financial institutions. As of the date of this document, Merger Sub has not made any plans or arrangements in relation to this third party financing. If Merger Sub obtains this third party financing, the amount of financing from VimpelCom to Merger Sub under the Intercompany Financing will be reduced by the amount of this third party financing.

VimpelCom Financing Sources

VimpelCom has advised Merger Sub that it expects to provide funds for the Intercompany Financing from external debt financing described below in an amount up to $3.5 billion and from cash on hand in the amount of $850 million.

VimpelCom Debt Financing

VimpelCom has received a debt commitment letter, dated as of December 20, 2007, from ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and ABN AMRO Bank N.V., London Branch, Barclays Bank PLC, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS (Luxembourg) S.A. as underwriters pursuant to which, subject to the conditions set forth in the debt commitment letter, each of the underwriters has severally (but not jointly) committed to provide to VimpelCom debt facilities in an aggregate principal amount of up to $3.5 billion (the “Bank Facilities”) for use in connection with the Offer and Merger.

The obligations of each mandated lead arranger and underwriter under the debt commitment letter are subject to the absence of any event or circumstance that has materially adversely affected, or could reasonably be expected to adversely affect, VimpelCom’s business, condition (financial or otherwise), operations, assets or prospects, or VimpelCom’s ability to perform its obligations under the debt commitment letter and related documents, until the definitive documentation for the Bank Facilities (the “Bank Facility Documentation”) is executed. The obligations of the mandated lead arrangers and underwriters under the debt commitment letter are also subject to certain other conditions, including (i) all representations or warranties made by VimpelCom in connection with the debt commitment letter and related documents being true and correct in all material respects, (ii) compliance by VimpelCom in all material respects with all the terms of the debt commitment letter and related documents, and (iii) the preparation, execution and delivery of the Bank Facility Documentation on terms satisfactory to the mandated lead arrangers and the borrower by February 8, 2008 (or any other date agreed in writing on or before February 8, 2008). The Bank Facility Documentation has not been finalized and, accordingly, its actual terms may differ from those described in this offer to purchase.

The Bank Facilities will comprise a 12-month bridge facility in an aggregate principal amount of up to $1.5 billion and a three-year term loan facility in an aggregate principal amount of up to $2.0 billion.

The debt commitment letter provides that the Bank Facility Documentation will be on terms substantially based on VimpelCom’s most recent Citibank-led syndicated facility (the “Citibank Facility”). Most of VimpelCom’s outstanding debt financings contain terms such as events of default, affirmative covenants, negative covenants and representations and warranties which are in material respects similar to those in the Citibank Facility.

Conditions Precedent. The availability of the Bank Facilities will be subject to the satisfaction or waiver of a number of conditions to be contained in the Bank Facility Documentation. It is expected that these conditions will include, without limitation: (i) accuracy of representations and warranties in all material respects, (ii) absence of defaults, including the absence of a material adverse change in VimpelCom’s business, condition, operations or prospects and (iii) satisfaction of customary documentary conditions precedent to funding.

Interest Rate and Fees. The debt commitment letter provides that amounts advanced under the bridge facility will bear interest at a rate equal to LIBOR (London Interbank Offered Rate) plus a margin of 0.75% per annum for the first six months, 1.00% per annum for the next three months, and 1.25% per annum thereafter. It provides that amounts advanced under the term loan facility will bear interest at a rate equal to LIBOR plus a margin of 1.5% per annum. The debt commitment letter further provides for VimpelCom to pay to the lenders under the bridge facility and the term loan facility, respectively, a commitment fee equal to 45% per annum of the applicable margin on available outstanding commitments (where amounts have not yet been advanced) under each facility during the availability period, which lasts until six months after the signing of the Bank Facility Documentation. The applicable margins will be subject to an increase of 0.35% per annum if VimpelCom’s credit rating with any ratings agency falls from the level of VimpelCom’s credit ratings on the date of the debt commitment letter. The applicable margins and the relative principal amounts between the bridge facility and term loan facility are subject to change if any mandated lead arranger or underwriter reasonably determines that a change is necessary in order to enhance the prospects of a successful syndication of the Bank Facilities.

Prepayments and Amortization. The debt commitment letter provides for mandatory prepayment of the bridge facility from the proceeds of certain debt or capital markets transactions raised by VimpelCom or its subsidiaries. Mandatory prepayment may also apply if there is a change of control of VimpelCom or, in relation to a lender, if it becomes unlawful for that lender to perform its obligations under the Bank Facility Documentation. VimpelCom will be permitted to make voluntary prepayments at any time without premium or penalty (other than LIBOR breakage costs), except that (i) voluntary prepayments on the term loan facility cannot be prepaid until the bridge facility has been repaid in full and (ii) any voluntary prepayments on the bridge facility from the proceeds of a financing not arranged by the mandated lead arrangers and made before VimpelCom and the mandated lead arrangers enter into a mandate letter to refinance the bridge facility will be subject to a fee of 0.75% of the amount of prepayment.

Guarantees and Security. VimpelCom’s obligations under the Bank Facilities will not be secured or guaranteed, but are expected to contain negative pledge restrictions over the assets of VimpelCom with agreed carve-outs.

Refinancing. It is expected that VimpelCom will refinance the bridge facility with proceeds of the issuance of debt securities, equity securities, or term bank financing. Arrangers of the Bank Facilities have exclusive rights to arrange refinancing of the bridge facility.

Other Terms. The Bank Facility Documentation will be governed by English law and will contain representations and warranties and affirmative and negative covenants applicable to VimpelCom and its subsidiaries (including the Company after consummation of the Offer) in their conduct of business, with carve-outs substantially similar to those contained in the Citibank Facility, in addition to financial maintenance covenants applicable on a consolidated basis to VimpelCom and its consolidated subsidiaries. The Bank Facility Documentation will also include events of default customary for financings of this kind.

The foregoing summary description of the financing provided for by the debt commitment letter is qualified in its entirety by reference to the debt commitment letter and associated term sheet, a copy of which has been filed as an exhibit to the Schedule TO filed with the SEC in connection with the Offer, which you may examine and copy in the same manner as set forth in “Section 7—Certain Information Concerning the Company” above.

10.    Dividends and Distributions.

The Merger Agreement provides that prior to the date on which Merger Sub appoints directors to the Company’s board of directors, without the prior written consent of Merger Sub, the Company shall not (i) split, combine or reclassify any securities of the Company or its subsidiaries or amend the terms of any securities of the Company or its subsidiaries, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any securities of the Company or its subsidiaries other than a dividend or distribution by a subsidiary in the ordinary course of business, or (iii) grant, issue or offer to grant or issue any securities of the Company or its subsidiaries, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire, any securities of the Company or its subsidiaries, other than as permitted under the Merger Agreement.

The Merger Agreement provides that if prior to the effective time of the Merger the number of outstanding shares of the Company’s common stock is changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split-up, combination, exchange of shares or the like, other than pursuant to the Merger, the price payable per share pursuant to the Offer (with respect to any such event effective prior to the Expiration Date) and the Merger Consideration payable per share of common stock shall be correspondingly adjusted.

11.    Certain Conditions to the Offer.

Notwithstanding any other provisions of the Offer, Merger Sub will not be required to, and Parent will not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including, without limitation, Rule 14e-1(c) promulgated under the Exchange Act, pay for any tendered shares of the Company’s common stock and, subject to the terms of the Merger Agreement, may terminate or amend the Offer, if (i) there shall not be validly tendered and not properly withdrawn as of the Expiration Date for the Offer that number of shares of the Company’s common stock which, when added to any shares of the Company’s common stock already owned by Parent and its Subsidiaries, represents at least 63.3% of the total number of outstanding shares of the Company’s common stock on the Expiration Date or (ii) there shall not have been obtained and in effect all approvals required under the antitrust, competition or merger control laws of Russia or the Ukraine applicable to the purchase of the Company’s common stock pursuant to the Offer or the Merger (the “Regulatory Condition”) or (iii) at any time on or after the date of this Agreement and prior to the date that Merger Sub accepts for payment the shares of the Company’s common stock validly tendered pursuant to the Offer, any of the following events shall occur and be continuing:

(a) there shall be instituted or pending any suit, action or proceeding by any governmental authority: (i) challenging the acquisition by Parent or Merger Sub of any of the Company’s common stock, seeking to restrain or prohibit the making of the Offer, the acceptance for payment or payment for some or all of the Company’s common stock by Parent or Merger Sub or the ability to consummate the Merger; (ii) seeking to obtain from the Company, Parent or Merger Sub any damages that are material in relation to the Company and its Subsidiaries taken as a whole as a result of the Offer and the Merger; (iii) with respect to Russia and the Ukraine only, seeking to prohibit or limit in any material respect the ownership, control or operation by the Company, Parent or any of their respective subsidiaries of any material portion of the business or assets of the Company, Parent or any of their respective affiliates, or to compel the Company, Parent or any of their respective affiliates to dispose of or hold separate any material portion of the business or assets of the Company, Parent or any of their respective affiliates, as a result of the Offer and the Merger; or (iv) seeking to impose material limitations on the ability of Parent or Merger Sub to acquire or hold, or exercise full rights of ownership of, any shares of common stock of the Company, including the right to vote the common stock of the Company purchased by it on all matters properly presented to the stockholders of the Company; or

(b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, other than as contemplated in the Regulatory Condition or the Other Regulatory Approvals Condition (as discussed in paragraph (h) below) and other than as a result of any suit, action or proceeding by or on behalf of Parent, Merger Sub, VimpelCom, Altimo or Nye Telenor or any of their respective controlled affiliates, that is reasonably likely to result in any of the consequences described in clauses (i) through (iv) of paragraph (a) above; or

(c) there shall be instituted or pending any suit, action or proceeding by any third party other than a governmental authority, and other than any suit, action or proceeding by or on behalf of Parent, Merger Sub, VimpelCom, Altimo or Nye Telenor or any of their respective controlled affiliates: (i) challenging the acquisition by Parent or Merger Sub of any of the Company’s common stock, seeking to restrain or prohibit the making of the Offer, the acceptance for payment or payment for some or all of the Company’s common stock by Parent or Merger Sub or the ability to consummate the Merger; (ii) seeking to obtain from the Company, Parent or Merger Sub any damages that are material in relation to the Company and its subsidiaries taken as a whole as a result of the Offer and the Merger; (iii) seeking to prohibit or limit in any material respect the ownership, control or operation by the Company, Parent or any of their respective subsidiaries of any material portion of the business or assets of the Company, Parent or any of their respective affiliates, or (iv) seeking to impose material limitations on the ability of Parent or Merger Sub to acquire or hold, or exercise full rights of ownership of, any shares of the Company’s common stock, including the right to vote the common stock purchased by it on all matters properly presented to the stockholders of the Company, that, (x) if finally determined in a manner adverse to the Company, Parent or Merger Sub is reasonably likely to prevent or materially delay or materially impair the ability of the Company, Parent or Merger Sub to consummate the transactions contemplated by the Merger Agreement or result in damages that are material in relation to the Company and its subsidiaries taken as a whole and (y) has a reasonable likelihood of success; or

(d)(i) the representations and warranties of the Company relating to the numbers of authorized and outstanding securities (including options, restricted shares, stock appreciation rights and other equity awards) of the Company shall not be true and correct in all respects (without regard to any exceptions or modifications to such representations and warranties contained in the forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by the Company with the SEC since January 1, 2006) as of the date applicable to such representations and warranties in the Merger Agreement and as of the Expiration Date as though made as of such date (other than for a de minimis failure to be so true and correct); or (ii) all of the representations and warranties of the Company contained in the Merger Agreement shall not be true and correct, as of the date applicable to such representations and warranties in the Merger Agreement and as of the Expiration Date as though made as of such date (in the case of clause (ii) without giving effect to any “materiality”, “Material Adverse Effect” or similar qualifiers set forth in such representations and warranties), except where, in the case of clause (ii) only, the failure to be so true and correct, individually or in the aggregate, has not had, and would not be reasonably expected to have, a Material Adverse Effect.

(e) the Company shall have breached in any material respect or failed in any material respect to perform any material obligation or to comply with any material agreement or material covenant of the Company to be performed or complied with by it under the Merger Agreement and such breach or failure shall not have been cured in all material respects; or

(f) there shall have occurred following the date of the Merger Agreement an event, change, occurrence or development, that has had or would reasonably be expected to have or result in a Material Adverse Effect; or

(g)(A) the board of directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or Merger Sub the approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any other Acquisition Proposal, (B) any corporation, partnership, person or other entity or group shall have entered into a definitive agreement or an agreement in principle with the Company with respect to an Acquisition Proposal or (C) the board of directors of the Company or any committee thereof shall have resolved to do any of the foregoing; or

(h) there shall not have been obtained and in effect all approvals required under the antitrust, competition or merger control laws of Kazakhstan or Uzbekistan applicable to the purchase of shares of the Company’s common stock pursuant to the Offer or the Merger (the “Other Regulatory Approvals Condition”), provided however, that if this condition is not satisfied or waived prior to the business day immediately preceding the Outside Date, then on the Outside Date, this condition shall no longer be a condition to Merger Sub’s obligation to accept for payment and to pay for any shares of common stock validly tendered pursuant to the Offer and not withdrawn;

(i) a waiver shall not be in full force and effect of any breach or default under the Term Facility Agreement dated January 25, 2007 (as amended and restated on March 22, 2007 and further amended on November 20, 2007) between the Company, EDN Sovintel LLC and GTS Finance, Inc., as original borrowers and original guarantors, Citibank, N.A., London Branch and ING Bank N.V., as arrangers, the financial institutions referred to therein as the original lenders and Citibank International Plc as the agent, or

(j) the Merger Agreement shall have been terminated pursuant to its terms;

which, in any such case, and regardless of the circumstances (including any action or inaction by Merger Sub, Parent or any affiliate of Parent) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment, provided that, notwithstanding the satisfaction or waiver of all of the conditions set forth above, until the Financing Documentation Deadline has occurred, then Merger Sub will not be required to, and Parent will not be required to cause Merger Sub to, accept for payment or pay for any tendered shares of the Company’s common stock.

The foregoing conditions are for the sole benefit of Parent and Merger Sub and may be asserted by Parent and Merger Sub regardless of the circumstances giving rise to such condition and, subject to the terms and conditions of the Merger Agreement, may be waived by Parent and Merger Sub in whole or in part at any time and from time to time. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Date.

The Company is currently in the process of seeking the waivers described in clause (i) above.

12.    Certain Legal Matters; Required Regulatory Approvals and other Foreign Approvals.

(a) Russian Corporate Approvals of VimpelCom’s Financing.

The Offer and Merger are expected to be financed by Merger Sub from the Intercompany Financing to be received from VimpelCom, as described above, and the $200 million on deposit in the Escrow Account and the Collateral Control Account (of which $40 million consists of Intercompany Financing).

Under Russian law, if the value of a transaction, including a financing arrangement such as the Intercompany Financing between VimpelCom and Merger Sub, exceeds fifty percent of the balance sheet value of the assets of a joint stock company, as determined under Russian accounting standards, as of the last accounting date, the transaction must be approved by at least seventy-five percent of such company’s voting shares present at a shareholder meeting. If the value of a transaction is below fifty percent but above twenty-five percent of the balance sheet value of assets of a joint stock company, unanimous board of directors approval is required.

VimpelCom and Merger Sub have not yet entered into a definitive loan agreement for the Intercompany Financing. Rather, VimpelCom has provided to Merger Sub a commitment letter pursuant to which VimpelCom commits to lend the Intercompany Financing to Merger Sub, subject to execution of definitive agreements and receipt of necessary corporate approvals.

The necessity for VimpelCom shareholder approval of the Intercompany Financing will be measured against VimpelCom’s balance sheet as of December 31, 2007, the last accounting date prior to the signing of the definitive loan agreement between VimpelCom and Merger Sub. If the value of the Intercompany Financing from VimpelCom to Merger Sub exceeds fifty percent of the value of VimpelCom’s balance sheet assets under its Russian statutory accounts as of December 31, 2007, VimpelCom will be required under the terms of the Merger Agreement to convene a shareholders meeting in order to obtain shareholder approval of the Intercompany Financing. If the value of the Intercompany Financing is less than fifty percent but more than twenty-five percent of the value of the balance sheet assets under VimpelCom’s Russian statutory accounts as of December 31, 2007, unanimous approval of the VimpelCom board will be required. The value of the Intercompany Financing from VimpelCom to Merger Sub would have exceeded fifty percent of the balance sheet value of VimpelCom’s assets under its Russian statutory accounts as of September 30, 2007, the date of the most recent balance sheet available as of the date of the Merger Agreement, had a definitive loan agreement been entered into at that time. VimpelCom advised the special committee of the board of directors of the Company that it expects the amount equal to fifty percent of its balance sheet assets under its Russian statutory accounts as of December 31, 2007 to exceed the amount of the Intercompany Financing to be provided by VimpelCom to Merger Sub pursuant to the definitive loan agreement to be entered into between VimpelCom and Merger Sub. However, VimpelCom is in the process of closing its books for the year ended 2007 and has not yet made a final determination of the amount of its balance sheet under its Russian statutory accounts as of December 31, 2007.

Regulatory Approvals.

Based on our examination of publicly available information filed by the Company with the SEC and other information regarding the Company, except as set forth below, we are not aware of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for our acquisition or ownership of shares pursuant to the Offer. Should any such approval or other action be required, we currently expect such approval or other action would be sought or taken.

The Company and its affiliates conduct business outside of the United States. Based on our review of the information currently available to us about the businesses in which the Company and its subsidiaries are engaged, the acquisition of shares of the Company’s common stock pursuant to the Offer and the Merger may require the approvals of the competition authorities of Russia, Ukraine, Kazakhstan and Uzbekistan.

Russian Federation. Affiliates of Merger Sub and the Company conduct business in the Russian Federation. Russian antimonopoly law requires that acquisitions involving parties with Russian assets or turnover that exceeds specified thresholds be approved by the FAS before such acquisitions can be consummated. Merger Sub’s applications on the proposed indirect acquisitions of certain affiliates of the Company in the Russian Federation were approved by the FAS as of January 14, 2008.

Ukraine. Affiliates of Merger Sub and the Company conduct business in Ukraine. Ukrainian antimonopoly law requires that acquisitions involving parties with aggregate worldwide and Ukrainian assets or sales that exceed specified thresholds be approved by the Antimonopoly Committee of Ukraine (the “AMC”) before such acquisitions can be consummated. Merger Sub submitted its application on the proposed acquisition of and merger with the Company and consequent indirect acquisition of certain affiliates of the Company in Ukraine to the AMC on January 17, 2008. Under Ukrainian law, the AMC has a 15-day period to review the application an additional 30-day period for review of the acquisition. The AMC may take an additional three months to further investigate the merits of the acquisition.

Kazakhstan. Affiliates of Merger Sub and the Company conduct business in Kazakhstan. Kazakh antimonopoly law requires that acquisitions and mergers involving parties with aggregate asset value, turnover or market share that exceeds specified thresholds be approved by the Agency for the Protection of Competition of the Republic of Kazakhstan (the “Competition Agency”) before such acquisitions and mergers can be consummated. Merger Sub intends to submit its applications on the proposed acquisition of the Company and consequent indirect acquisition of certain affiliates of the Company in Kazakhstan and the subsequent merger with the Company to the Competition Agency as promptly as practicable. Under Kazakh law, the Competition Agency has seven business days to either accept an application or return it for not meeting the Kazakh legal requirements. The Competition Agency has 30 days from the expiration of the seven-day period to make its decision. Under the law, the Competition Agency may extend this term for up to 60 days to carry out an expert evaluation of the information provided. It may also delay its decision by requesting additional information or documents. In practice, the Competition Agency often does not comply with the time periods described above.

Uzbekistan. Affiliates of Merger Sub and the Company conduct business in Uzbekistan. Uzbek antimonopoly law requires that acquisitions and mergers involving parties with aggregate asset value or market share that exceeds specified thresholds be approved by the Antimonopoly Committee of Uzbekistan (the “UAMC”) before such acquisitions and mergers can be consummated. Merger Sub intends to submit its application on the proposed acquisition of and merger with the Company and consequent indirect acquisition of certain affiliates of the Company in Uzbekistan and the subsequent merger with the Company to the UAMC as promptly as practicable. Under Uzbek law, the UAMC has five days to either accept an application or return it for not meeting the requirements under Uzbek law. The UAMC has 10 days from the date of submission of the application to make its decision, although the UAMC can take more time if it requests additional documents or information. Any time required for submission of additional documents and information is not counted towards the 10-day period for decision.

While we believe that the required competition approvals can be obtained in each of the four countries described above, we cannot be certain that such approvals will be granted, and, if such approvals are granted, we cannot be certain when they will be granted, or that a governmental authority in one of those countries or otherwise will not challenge the Offer or its consummation. Our obligation under the Offer to accept for payment and pay for shares of the Company’s common stock is subject to the conditions set forth in “The Tender Offer—Section 11. Certain Conditions to the Offer.” These conditions include, among other things, our obtaining all Russian, Ukrainian, Kazakh and Uzbek approvals required under antitrust, competition or merger control laws to consummate the Offer, provided that if the approvals required in Kazakhstan or Uzbekistan are not obtained prior to the business day immediately preceding the Outside Date, then on the Outside Date, this condition shall no longer be a condition to Merger Sub’s obligation to accept for payment and to pay for any shares of common stock validly tendered pursuant to the Offer and not withdrawn.

13.    Certain Fees and Expenses.

UBS has provided certain financial advisory services to VimpelCom in connection with the Offer and the Merger.

Under the terms of UBS’ engagement, VimpelCom has agreed to pay UBS a transaction fee of $11.5 million, contingent upon consummation of the transaction, for its financial advisory services which include the provision of UBS’ fairness opinion. If the transaction is not completed and VimpelCom is paid a termination fee pursuant to the Merger Agreement, VimpelCom has agreed to pay UBS a percentage of such termination fee. In addition, VimpelCom has agreed to reimburse UBS for certain of its expenses, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

D.F. King & Co., Inc. has been retained as Information Agent in connection with the Offer. The Information Agent may contact holders of shares of the Company’s common stock by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners of shares of the Company’s common stock. Merger Sub will pay the Information Agent reasonable and customary compensation for all such services in addition to reimbursing the Information Agent for reasonable out-of-pocket expenses incurred in connection therewith. Merger Sub has agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including, without limitation, certain liabilities under the federal securities laws.

Citibank, N.A. has been retained as the Depositary. Merger Sub will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including, without limitation, certain liabilities under the federal securities laws.

Except as set forth above, Merger Sub will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares of the Company’s common stock pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by Merger Sub for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

Pursuant to the Merger Agreement, the Company will incur its own fees and expenses in connection with the Offer.

The following table presents the estimated fees and expenses to be incurred by Parent, Merger Sub and VimpelCom in connection with the Offer:

Description	Amount to be Paid
SEC filing fee	$173,139
Printing and mailing expenses	$90,000
Financial advisor fees and expenses	$11,500,000
Financing fees	$36,640,000
Legal, accounting and tax advisory fees and expenses	$4,600,000
Information Agent fees and expenses	$15,000
Escrow Agent fees and expenses	$25,500
Depositary fees and expenses	$30,000
Paying Agent fees and expense	$35,500
Miscellaneous expenses	$3,238

Total	$53,112,377

14.    Miscellaneous.

The Offer is being made solely by this offer to purchase and the related letter of transmittal and is being made to all holders of shares of the Company’s common stock. This Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares of the Company’s common stock in any jurisdiction in which the making of this Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. Merger Sub is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Merger Sub becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the shares of the Company’s common stock pursuant thereto, it will make a good faith effort to comply with such state statute. If, after such good faith effort Merger Sub cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares of the Company’s common stock in such state. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Merger Sub or Parent not contained in this offer to purchase or in the letter of transmittal, and if given or made, such information or representation must not be relied upon as having been authorized.

Parent, Merger Sub and VimpelCom have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations promulgated under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the same places and in the same manner as set forth in “The Tender Offer—Section 7. Certain Information Concerning the Company.”

This Offer to Purchase and the documents incorporated by reference in this Offer to Purchase include certain forward-looking statements. These statements appear throughout this Offer to Purchase and include statements regarding the intent, belief or current expectations of Parent, Merger Sub and VimpelCom, including statements concerning Parent’s, Merger Sub’s and VimpelCom’s plans with respect to the acquisition of all of the Company’s common stock. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Factors that might affect such forward-looking statements include, among other things:

•	general economic, capital market and business conditions;

•	competitive factors in the industries in which the Company operates;

•	changes in government regulation;

•	changes in tax law requirements, including tax rate changes, new tax laws and revised tax law interpretations;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	the outcome of any legal proceedings that may be instituted against the Company and others following announcement of the Merger Agreement;

•	the inability to complete the Offer due to the failure to satisfy the conditions required to complete the Offer;

•	the failure to obtain the necessary debt financing arrangements set forth in commitment letters received in connection with the Offer and the Merger; and

•	the impact of the substantial indebtedness incurred to finance the consummation of the Offer and the Merger.

The safe harbor protections of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a tender offer or a going private transaction.

LILLIAN ACQUISITION, INC.

January 18, 2008

Schedule A

Information relating to Parent Merger Sub, and VimpelCom, and their affiliates

VimpelCom Finance B.V.

VimpelCom Finance B.V. is a private company with limited liability incorporated under the laws of The Netherlands and a direct subsidiary of OJSC “Vimpel-Communications”. VimpelCom Finance B.V. is a holding company whose assets include shares in other holding companies with controlling interests in telecommunications operating companies in Kazakhstan and Tajikistan. The principal office address of VimpelCom Finance B.V. is Teleportboulevard 140, 1043 EJ Amsterdam, The Netherlands.

The names and material occupations, positions, offices or employment during the last five years of each executive officer and managing director of VimpelCom Finance B.V. are set forth below. The business address of Dmitry Afinogenov and Elena Shmatova is 4 Krasnoproletarskaya, Moscow, Russia, 127006. The business address of Floris Nijland and Orangefield Trust (Netherlands) B.V. is Teleportboulevard 140, 1043 EJ Amsterdam, The Netherlands.

Dmitry Afinogenov—Finance Director. Dmitry Afinogenov has held several positions at VimpelCom since January 2003, including Treasurer and his current position of Finance Director for CIS. Mr. Afinogenov is a citizen of the Russian Federation.

Elena Shmatova—Managing Director. Refer to “—Lillian Acquisition, Inc.” above.

Floris Harm Nijland—Managing Director. Floris Nijland has served as Commercial Director of Orangefield Trust (Netherlands) B.V. since July 2007. From January 2003 until July 2007, Mr. Nijland served as Marketing Manager at Orangefield Trust (Netherlands) B.V. Mr. Nijland is a citizen of The Netherlands.

Orangefield Trust (Netherlands) B.V.—Managing Director. Orangefield Trust (Netherlands) B.V. is a private company with limited liability incorporated under the laws of The Netherlands, that provides fiduciary and advisory services to individuals and corporate clients.

Lillian Acquisition, Inc.

Lillian Acquisition, Inc. is a Delaware corporation and a wholly owned subsidiary of VimpelCom Finance B.V. that was formed solely for the purpose of effecting the Offer and Merger and the transactions related thereto. Lillian Acquisition, Inc. has not engaged in any business except in furtherance of these purposes. Upon the consummation of the Merger, Lillian Acquisition, Inc. will cease to exist and Golden Telecom, Inc. will continue as the surviving corporation. The principal office address of Lillian Acquisition, Inc. is c/o VimpelCom Finance B.V., Teleportboulevard 140, 1043EJ Amsterdam, The Netherlands.

The names and material occupations, positions, offices or employment during the past five years of each director and executive officer of Lillian Acquisition, Inc. are set forth below. The business address of each director and executive officer is 4 Krasnoproletarskaya, Moscow, Russia, 127006.

Elena Shmatova—Director, President and Chief Executive Officer. Elena Shmatova has served as Director, President and Chief Executive Officer of Merger Sub since its formation. Ms. Shmatova has also served as Executive Vice President and Chief Financial Officer of VimpelCom since October 2005. She served as a Vice President of VimpelCom from June 2004 to October 2005 and has served as Chief Financial Officer of VimpelCom since January 2003. Ms. Shmatova is a citizen of the Russian Federation.

Alexey Nikonov—Treasurer and Secretary. Alexey Nikonov has served as Treasurer and Secretary of Merger Sub since its formation. Mr. Nikonov has served as Treasury Director at VimpelCom since February

2007. From August 2004 until February 2007, Mr. Nikonov served as the Head of Corporate Finance at VimpelCom. From June 1997 until August 2004, Mr. Nikonov served as Audit Manager at CJSC PricewaterhouseCoopers. Mr. Nikonov is a citizen of the Russian Federation.

Open Joint Stock Company “Vimpel-Communications”

Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) is an open joint stock company formed under the laws of the Russian Federation. VimpelCom is engaged in the business of providing wireless telecommunications and cellular technology services in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. The VimpelCom group’s GSM and 3G license portfolio covers a territory with a population of about $250 million. VimpelCom has executed a debt commitment letter to lend an aggregate of up to $4.35 billion to Lillian Acquisition, Inc. in connection with completion of the Offer and the Merger. The principal office address of VimpelCom is 4 Krasnoproletarskaya, Moscow, Russia, 127006.

The names and material occupations, positions, offices or employment during the last five years of each executive officer and director of VimpelCom are set forth below. The business address of each executive officer and director is 4 Krasnoproletarskaya, Moscow, Russia, 127006, except as otherwise indicated.

David J. Haines—Director. David Haines has served as a Director and Chairman of the Board of Directors of VimpelCom since June 2005. Mr. Haines has served as Chief Executive Officer and Chairman of the Board of Management of GROHE Water Technology AG & Co. since 2004. From 2000 until 2004, Mr. Haines served as Global Marketing Director and Global Brand and Accounts Director at Vodafone Group Plc. Mr. Haines’ business address is Feldmuhleplatz 15, 40545 Dusseldorf, Germany. Mr. Haines is a citizen of the United Kingdom.

Mikhail M. Fridman—Director. Mikhail Fridman has served as a Director of VimpelCom since July 2001. Mr. Fridman has served as Chairman of the Supervisory Board of Alfa Group, Chairman of the Boards of Directors of Alfa Bank and Open Joint Stock Company “TNK-BP”, and as a Member of the Boards of Directors of Trade House Perekriostok and X5 Retail Group N.V. He is a Member of the Public Chamber of the Russian Federation. Mr. Fridman’s business address is 107078, Masha Poryvaeva street, bld. 9, Moscow, Russia. Mr. Fridman is a citizen of the Russian Federation.

Arve Johansen—Director. Arve Johansen has served as a Director of VimpelCom since June 2003. Since November 2001, Mr. Johansen has served as Senior Executive Vice President of Telenor ASA, Head of Telenor in Asia and Chief Executive Officer of Telenor Mobile Holdings AS. Mr. Johansen’s business address is Snaroyveien 30, N-1331 Fornebu, Norway. Mr. Johansen is a citizen of Norway.

Oleg A. Malis—Director. Oleg Malis has served as a Director of VimpelCom since June 2006. Mr. Malis has served as Vice President of Altimo since 2005. Mr. Malis also serves as a Member of the Board of Directors of Golden Telecom, Inc. since November 2005. From 2003 until 2005, Mr. Malis served as Senior Vice President and Director of M&A at Golden Telecom, Inc. Mr. Malis’s business address is 11 Savvinskaya nab., 119435, Moscow, Russia. Mr. Malis is a citizen of the Russian Federation.

Jo Lunder—Director. Jo Lunder has served as a Director of VimpelCom since May 2002. Since September 2007 Mr. Lunder has served as the President of Ferd Industrial Holding. Mr. Lunder serves as Chairman of the Board of Directors of Swix Sport AS, and as a Director of Tomra ASA, Pronova BioPharma ASA and Aibel Group Ltd. From February 2005 until September 2007, Mr. Lunder served as the Chief Executive Officer of Ementor ASA. From October 2003 until June 2005, Mr. Lunder served as Chairman of the Board of Directors of VimpelCom. From April 2001 until October 2003, Mr. Lunder served as Chief Executive Officer of VimpelCom, and from May 2001 until October 2003 as VimpelCom’s General Director. Mr. Lunder’s business address is Strandveien 50, 1324 Lysaker, Norway. Mr. Lunder is a citizen of Norway.

Kjell Morten Johnsen—Director. Kjell Morten Johnsen has served as a Director of VimpelCom since June 2007. Mr. Johnsen has served as Senior Vice President of Telenor Central & Eastern Europe since 2006. Mr. Johnsen also has served as a Member of Golden Telecom, Inc.’s Board of Directors since 2003. From 2001 until 2006, Mr. Johnsen served as Vice President of Telenor Networks. Mr. Johnsen’s address is Snaroyveien 30, N-1331 Fornebu, Norway. Mr. Johnsen is a citizen of Norway.

Alexey M. Reznikovich—Director. Alexey Reznikovich has served as a Director of VimpelCom since May 2002. Mr. Reznikovich has also served as Executive Director of LLC Altimo since October 2005. Mr. Reznikovich has been the Chief Executive Officer of Altimo (previously Alfa Telecom) since June 2005 and a Director of Altimo’s parent, Alfa Group, since 2002. Mr. Reznikovich also serves as Member of Golden Telecom, Inc.’s Board of Directors. From January 2003 until July 2005, Mr. Reznikovich served as the Consultant of the Head Office of CJSC Cafemax. Mr. Reznikovich’s business address is 11 Savvinskaya nab., 119435, Moscow, Russia. Mr. Reznikovich is a citizen of the Russian Federation.

Leonid R. Novoselsky—Director. Leonid Novoselsky has served as a Director of VimpelCom since June 2006. Mr. Novoselsky has served as the Chief Executive Officer of Gradient Ltd. since 1999. Mr. Novoselsky’s business address is 6 building 1, Novoposelkovaya Street, Moscow, 125363, Russia. Mr. Novoselsky is a citizen of the Russian Federation and the United States of America.

Fridtjof Rusten—Director. Fridtjof Rusten has served as a Director of VimpelCom since June 2005. Mr. Rusten has served as Chief Marketing Officer of Pannon GSM in Hungary since March 2007. From January 2003 through March 2007, Mr. Rusten served as Senior Vice President of Telenor ASA. Mr. Rusten is a citizen of Norway.

Alexander V. Izosimov—Chief Executive Officer and General Director. Alexander Izosimov has served as Chief Executive Officer of VimpelCom since October 2003. From 2001 until 2003, Mr. Izosimov served as a Member of the Executive Management Board of Mars, Inc. Mr. Izosimov owns 2,542 shares of common stock of Golden Telecom, Inc., which represents less than 1% of Golden Telecom Inc.’s shares of common stock issued and outstanding as of January 15, 2008. Mr. Izosimov is a citizen of the Russian Federation.

Elena A. Shmatova—Executive Vice President and Chief Financial Officer for Russia. Refer to “—Lillian Acquisition, Inc.” above.

Nikolai N. Pryanishnikov—Executive Vice President and General Director for Russia. Nikolay Pryanishnikov has served as Executive Vice President and General Director for Russia of VimpelCom since May 2007. From June 2004 until May 2007, Mr. Pryanishnikov served at VimpelCom as Executive Vice President and General Director for the Regions. From October 2000 until May 2004, Mr. Pryanishnikov served as First Vice President and Commercial Director of VimpelCom. Mr. Pryanishnikov is a citizen of the Russian Federation.

Dmitry A. Pleskonos—Executive Vice President, Business Development for the CIS. Dmitry Pleskonos has served as an Executive Vice President, Business Development for the CIS at VimpelCom since May 2007. From January 2007 until May 2007, Mr. Pleskonos served as Vice President, General Manager for the Moscow Region. From January 2006 until January 2007, Mr. Pleskonos served as General Manager for the Moscow Region of VimpelCom. From July 2004 until January 2006, Mr. Pleskonos served as a Sales Director at VimpelCom. From May 2002 until June 2004, Mr. Pleskonos served as Sales Operations Director for Russia and CIS countries at Mars LLC. Mr. Pleskonos is a citizen of the Russian Federation.

Marina V. Novikova—Vice President, Organizational Development and Human Resources. Marina Novikova has served as Vice President, Organizational Development and Human Resources of VimpelCom since January 2005. From June 2004 until January 2005 Ms. Novikova served as Human Resources and Organization Development Director. From December 2001 until June 2004, Ms. Novikova served as Human Resources Director at VimpelCom. Ms. Novikova is a citizen of the Russian Federation.

Kent McNeley—Vice President, Chief Marketing Officer. Kent McNeley has served as Vice President, Chief Marketing Officer of VimpelCom since August 2005. From March 2000 until July 2004, Mr. McNeley served at Eastman Kodak as Strategic Business Manager, Worldwide Output Products. Mr. McNeley is a citizen of the United States of America.

Vladimir A. Filippov—Vice President, CIO. Vladimir Filippov has served as Vice President, Architecture and Development since March 2007. From March 2005 until March 2007, Mr. Filippov served as Vice President and Chief Information Officer of VimpelCom. From May 2003 until March 2005, Mr. Filippov served as Strategic Programs Director of VimpelCom. Mr. Filippov is a citizen of the Russian Federation.

Sergei M. Avdeev—Executive Vice President, International Business Development. Sergei Avdeev has served as Executive Vice President of VimpelCom since December 2005. From August 2002 until December 2005, Mr. Avdeev served as Vice President, Chief Technical Officer of VimpelCom. Mr. Avdeev is a citizen of the Russian Federation.

Mattias B. Hertzman—Vice President and Chief Strategy Officer. Mattias Hertzman has served as Vice President and Chief Strategy Officer of VimpelCom since 2005. From January 1998 until January 2005, Mr. Hertzman worked for McKinsey & Co. as Associate Principal. Mr. Hertzman is a citizen of Sweden.

Vladimir V. Riabokon—Vice President, Regional Director for the Moscow Region. Vladimir Riabokon has served as Vice President at VimpelCom since January 2005. From May 2003 until September 2004, Mr. Riabokon served as Vice-President at Corporation Interpait. Mr. Riabokon was also a co-founder of Lohika Systems from March 2001 until April 2003. Mr. Riabokon is a citizen of Ukraine.

Peter Covell—Vice President, Chief Operations Officer. Peter Covell has served as Vice President, Chief Operations Officer of VimpelCom since 2006. From 2004 until May 2006, Mr. Covell served as Chief Operations Officer at the Bulgarian Telecommunications Company. From 2002 until 2004, Mr. Covell served as Technical Consultant at Advent International. Mr. Covell is a citizen of the United Kingdom.

Jeffrey D. McGhie—Vice President, General Counsel. Jeffrey McGhie has served as Vice President, General Counsel of VimpelCom since March 2006. From September 2002 until March 2006, Mr. McGhie was an attorney at Akin Gump Strauss Hauer & Feld LLP in Moscow. Mr. McGhie is a citizen of the United States of America.

Eco Telecom Limited

Eco Telecom Limited is a Gibraltar holding company, with its principal business address at Suite 2, 4 Irish Place, Gibraltar.

Altimo Holdings & Investments Ltd.

Altimo Holdings & Investments Ltd. is a British Virgin Islands holding company, with its principal address at Suite 2, 4 Irish Place, Gibraltar.

CTF Holdings Limited

CTF Holdings Limited is a Gibraltar limited liability company, with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings Limited is to function as a holding company.

Crown Finance Foundation

Crown Finance Foundation (“Crown Finance”) is a Liechtenstein foundation, with its principal address at Am Schragen Weg 14. P.O. Box 1618, FL-9490 Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation.

The names and material occupations, positions, offices or employment during the last five years of each director of Crown Finance Foundation are set forth below:

Christian Rosenow—Director. Christian Rosenow has served as a Director of Crown Finance since February 1996. Mr. Rosenow serves as a Financial Adviser of CBR Privatinvest Ltd. Mr. Rosenow has served as President of the Board and Chief Executive Officer of CBR Privatinvest Ltd. since 1997. Mr. Rosenow’s business address is Talacker 35, CH-8001 Zurich, Switzerland. Mr. Rosenow is a citizen of Switzerland.

Dr. Norbert Seeger—Director. Norbert Seeger has served as a Director of Crown Finance since February 1996. Mr. Seeger is a self-employed attorney-at-law at the Law Office of Dr.iur.etlic.oec. Norbert Seeger. Mr. Seeger’s business address is Am Schragen Weg 14. P.O. Box 1618, FL-9490 Vaduz, Liechtenstein. Mr. Seeger is a citizen of Liechtenstein.

Dr. Christian Zangerle—Director. Christian Zangerle has served as a Director of Crown Finance since February 1996. Mr. Zangerle is an attorney at the Law Office of Dr.iur.etlic.oec. Norbert Seeger. His business address is Am Schragen Weg 14. P.O. Box 1618, FL-9490 Vaduz, Liechtenstein. Mr. Zangerle is a citizen of Austria.

Telenor East Invest AS

Telenor East Invest AS is a corporation formed under the laws of Norway that is engaged principally in the business of investing in the telecommunications industry outside of Norway. The principal address of Telenor East Invest AS is Snarøyveien 30, N-1331 Fornebu, Norway.

Telenor Mobile Holding AS

Telenor Mobile Holding AS is a corporation formed under the laws of Norway that is engaged principally in the development of and investment in the field of communications through direct and indirect ownership of companies and entering into agreements relating to telecommunications. The principal address of Telenor Mobile Holding AS is Snarøyveien 30, N-1331 Fornebu, Norway.

Telenor ASA

Telenor ASA is a corporation formed under the laws of Norway. Telenor ASA is engaged principally in the production and supply of services in the fields of telecommunications, data services and media distribution.

The names and material occupations, positions, offices or employment during the past five years of each director and executive officer of Telenor ASA are set forth below. The business address of Telenor ASA and each of its director and executive officer is Snarøyveien 30, N-1331 Fornebu, Norway.

Harald Norvik—Chairman of the Board of Telenor ASA. Harald Norvik has served as Chairman of the Board of Directors of Telenor ASA since May 2007. Mr. Norvik has been Strategic Advisor at Econ Pöyry since 2002. Mr. Norvik has served as Chairman of the Boards of Directors at H. Aschehoug since 2000, Midelfart Sonesson ASA since 2007, and Imatis since 2005. Mr. Norvik has served as Director at ConocoPhillips since 2002, Petroleum Geo-Services ASA since 2002, Umoe since 2005 and OCAS AS since 2000. Mr. Norvik is a citizen of Norway.

Bjørg Ven—Director. Bjørg Ven has served as Director, Deputy Chairman of the Board of Directors of Telenor ASA since October 2001. Ms. Ven has been Partner at Haavind Vislie law firm since 1980. Ms. Ven has served as Member of the Boards of Directors of Orkla ASA since 2006, and Vital Insurance AS since 2004. Ms. Van also has served as Chairman of the Appeal Board of the Oslo Stock Exchange since May 2001 and as Substitute Judge at the EFTA Court in Luxembourg since 2007. Ms. Ven is a citizen of Norway.

Kjersti Kleven—Deputy Chairman. Kjersti Kleven has served as Director of Telenor ASA since May 2007. Ms. Kleven has been Joint Owner of John Kleven AS since 1993 and has served as a full time employee at John Kleven AS since 2005. From 2000 until 2005, Ms. Kleven served as Project Manager at Nordvest Forum AS. Ms. Kleven is a citizen of Norway.

Olav Volldal—Director. Olav Volldal has served as Director of Telenor ASA since May 2007. Mr. Volldal has served as Chief Executive Officer at Kongsberg Automotive Holding ASA since 1987. Mr. Volldal serves as Member of the Board of Directors at Elopak AS, Cappelen Holding and NCE Kongsberg. Mr. Volldal is a citizen of Norway.

John Giverholt—Director. John Giverholt has served as Director of Telenor ASA since May 2003. Mr. Giverholt has served as Chief Financial Officer of Ferd AS since March 2000. Mr. Giverholt is a citizen of Norway.

Paul Bergqvist—Director. Paul Bergqvist has served as Director of Telenor ASA since April 2005. Mr. Bergqvist has served as Chairman of the Boards of Directors of Carlsberg Sweden since 2006 and of East Capital AD and Bryggareforeningen since 2005. Mr. Bergqvist served as Managing Director at Carlsberg Sweden from prior to January 2003 until 2006. Mr. Bergqvist is a citizen of Sweden.

Liselott Kilaas—Director. Liselott Kilaas has served as Director of Telenor ASA since May 2003. Ms. Kilaas has served as Managing Director of Aleris ASA since 2006. Ms. Kilaas has served as Member of the Boards of Directors of Central Bank of Norway, IM Skaugen AS and Adresseavisen. From prior to 2003 until 2006, Ms. Kilaas served as Managing Director of Zenitel AS. Ms. Kilaas is a citizen of Norway.

Harald Stavn—Director. Harald Stavn has served as Employee Elected Representative of the Board of Directors of Telenor ASA since June 2000. Mr. Stavn is a citizen of Norway.

Bjørn Andre Anderssen—Director. Bjørn Andre Anderssen has served as Employee Elected Representative of the Board of Directors of Telenor ASA since August 2007. From 2002 until 2007, Mr. Anderssen served as Employee Elected Representative of the Board of Directors of Telenor Mobil AS. Mr. Anderssen is a citizen of Norway.

May Krosby—Director. May Krosby has served as Employee Elected Representative of the Board of Directors of Telenor ASA since August 2007. Ms. Krosby has served as Project Secretary at Telenor ASA since 1991. Ms. Krosby is a citizen of Norway.

Jon Fredrik Baksaas—President and Chief Executive Officer. Jon Fredrik Baksaas has served as President and Chief Executive Officer of Telenor ASA since June 2002. Mr. Baksaas has served as Chairman of the Boards of Directors of Nye Telenor East Invest AS and Telenor Mobile Holding AS since July 2002. From July 2002 until June 2005, Mr. Baksaas served as Chairman of the Board of Directors of Telenor Networks Holding AS. Mr. Baksaas serves as Member of the Board of Directors of Svenska Handelsbanken AB. Mr. Baksaas is a citizen of Norway.

Arve Johansen—Senior Executive Vice President. Refer to “—Open Joint Stock Company “Vimpel-Communications” above.

Trond Westlie—Executive Vice President and Chief Financial Officer. Trond Westlie has served as Executive Vice President and Chief Financial Officer of Telenor ASA since September 2006. From August 2004 until August 2005, Mr. Westlie served as Finance Director of Telenor ASA. From January 2003 until December 2003, Mr. Westlie served as Executive Vice President and Chief Financial Officer of Aker Kvaerner ASA. Mr. Westlie also serves as Member of the Board of Nye Telenor East Invest AS and as Member of the Board of Telenor Mobile Holding AS. Mr. Westlie is a citizen of Norway.

Jan Edvard Thygesen—Executive Vice President. Jan Edvard Thygesen has served as Executive Vice President of Telenor ASA since 1999. Mr. Thygesen has served as Head of Telenor in Eastern a Central Europe since January 2006 and Chief Executive Officer and Director of Nye Telenor East Invest AS since November 2003. Mr. Thygesen also has served as Chief Executive Officer of Sonofon AS from March 2005 to August 2005, Director of Telenor Mobile Holding AS since November 2001 and Chairman of the Board of Directors of Telenor East Invest AS since December 2006. From December 2004 until June 2005, Mr. Thygesen served as Director of the Board of Telenor Networks Holding AS. Mr. Thygesen is a citizen of Norway.

Morten Karlsen Sørby—Executive Vice President. Morten Karlsen Sørby has served as Executive Vice President of Telenor ASA since January 2003. Mr. Sørby has served as the Head of Telenor in the Nordic Region since January 2005, Head of Norwegian Market for Telenor ASA since 2003 and Chairman of the Board of Directors of Telenor Networks Holding AS since June 2005. Mr. Sørby is a citizen of Norway.

Ragnar Korsaeth—Executive Vice President. Ragnar Korsaeth has served as Executive Vice President of Telenor ASA since January 2006. Mr. Korsaeth has served as Head of Global Coordination at Telenor ASA since January 2006. Mr. Korsaeth served as Chief Executive Officer of Telenor Mobile Communications AS from February 2003 to July 2007. Mr. Korsaeth has served as Member of the Board of Directors of Telenor Mobil AS since September 2005. Mr. Korsaeth is a citizen of Norway.

Bjørn Magnus Kopperud—Executive Vice President. Bjørn Magnus Kopperud has served as Executive Vice President of Telenor ASA since January 2006. Mr. Kopperud has served as Head of Human Resources of Telenor ASA since January 2003. Mr. Kopperud is a citizen of Norway.

Hilde Tonne—Executive Vice President. Hilde Tonne has served as Executive Vice President of Telenor ASA since September 2007. Ms. Tonne has served as Head of Group Communications at Telenor ASA since September 2007. From 2006 until 2007, Ms. Tonne served as Head of Technology and Research at Hydro Oil and Energy. From 2004 until 2005, Ms. Tonne served as Head of Communications at Hydro Oil and Energy. Ms. Tonne served as Head of Strategy and Markets during 2004 and Head of Strategy and Policy during 2003 at Norsk Hydro ASA. Ms. Tonne is a citizen of Norway.

Schedule B

Section 262 of the General Corporation Law of the State of Delaware

§ 262 Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex A

Strictly confidential

The Board of Directors

OJSC Vimpel-Communications

Krasnoproletarskaya str., 4

Moscow 127006, Russian Federation

December 20, 2007

Dear Members of the Board:

We understand that OJSC Vimpel-Communications, a Russian corporation (“VimpelCom” or the “Company”), is considering a transaction whereby Lillian Acquisition, Inc., a Delaware corporate and an indirect, wholly owned subsidiary of VimpelCom (“Merger Sub”), will acquire Golden Telecom Inc., a Delaware corporation (“Golden Telecom”). Pursuant to the terms of an Agreement and Plan of Merger, draft dated 19 December, 2007 (the “Agreement”), among Golden Telecom, Merger Sub and VimpelCom Finance B.V., a Dutch limited liability company and a direct, wholly owned subsidiary of VimpelCom, (i) Merger Sub will make a tender offer (the “Offer”) to purchase all the issued and outstanding shares of common stock, par value $0.01 per share, of Golden Telecom (the “Golden Telecom Common Stock”) for $105 per share in cash (the “Consideration”) and (ii) subsequent to the consummation of the Offer, Merger Sub will be merged (the “Merger”) into Golden Telecom and each share of Golden Telecom Common Stock that remains outstanding after the Offer will be converted into the right to receive the Consideration ((i) and (ii) together, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to VimpelCom of the Consideration to be paid by VimpelCom in the Transaction.

UBS Limited (“UBS”) has acted as financial advisor to the Company in connection with the Transaction and will receive a fee for its services, a significant portion of which is contingent upon consummation of the Transaction. UBS may also provide financing to the Company in connection with the Transaction and, in such event, would receive additional compensation in connection therewith. In the past, UBS and its affiliates have provided investment banking services to the Company unrelated to the proposed Transaction, for which UBS and its affiliates received compensation, including having acted as financial advisor to the Company in the recent acquisitions of Armentel and Tele2 Irkutsk. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of VimpelCom and Golden Telecom and, accordingly, may at any time hold a long or short position in such securities. The Fairness Opinion Committee of UBS has authorized the issuance of this opinion.

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UBS Investment Bank is a business group of UBS AG

UBS Limited is a subsidiary of UBS AG

UBS Limited is incorporated as a limited liability company in England & Wales Registered Address: 1 Finsbury Avenue, London EC2M 2PP Company Number: 2035362

UBS Limited is a member of the London Stock Exchange

STRICTLY CONFIDENTIAL December 20, 2007 Page 2 of 3

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company or the Company’s underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or the form of the Transaction. In addition, we express no opinion as to the fairness of the amount or nature of, or any other aspects relating to, any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. We express no opinion as to what the prices at which VimpelCom’s common stock or Golden Telecom Common Stock will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, (ii) VimpelCom and Golden Telecom will comply with all material terms of the Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company, Golden Telecom or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to Golden Telecom; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of Golden Telecom that were provided to us by the managements of Golden Telecom and VimpelCom and not publicly available, including financial forecasts and estimates prepared by the management of VimpelCom; (iii) reviewed certain estimates of potential cost-savings and other synergies prepared by the management of VimpelCom that were provided to us by VimpelCom and not publicly available; (iv) conducted discussions with members of the senior managements of VimpelCom and Golden Telecom concerning the business and financial prospects of Golden Telecom; (v) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (vi) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vii) reviewed current and historical market prices of Golden Telecom Common Stock; (viii) reviewed a draft of the Agreement dated 19 December, 2007; and (ix) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion and have further relied upon the assurances of management of the Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Golden Telecom, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates and synergies referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial

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performance of Golden Telecom and such synergies. In addition, we have assumed with your approval that the financial forecasts and estimates, including synergies, referred to above will be achieved at the times and in the amounts projected. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof. Although developments and events occurring after the date hereof may affect the information we reviewed in connection with this opinion and the assumptions used in preparing it, we assume no obligation to update or revise this opinion.

This opinion is provided for the benefit of the Board of Directors in connection with, and for the purpose of, its evaluation of the Transaction and may not be used or relied upon for any other purpose.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid by VimpelCom in the Transaction is fair, from a financial point of view, to VimpelCom.

Very truly yours,

UBS LIMITED

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Manually signed facsimile copies of the letter of transmittal will be accepted. Letters of transmittal and certificates for shares of the Company’s common stock should be sent or delivered by each of the Company’s stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

The Depositary for the Offer is:

Citibank, N.A.

By Mail: Citibank, N.A. c/o Mellon Investor Services LLC P.O. Box 3301 South Hackensack, NJ 07606-3301	By Facsimile (for Guarantees of Delivery): For Eligible Institutions Only: (201) 680-4626 For Confirmation Only Telephone: (201) 680-4860	By Hand or Overnight Courier: Citibank, N.A. c/o Mellon Investor Services LLC 480 Washington Blvd Jersey City, NJ 07310

Any questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for additional copies of this Offer to purchase and the letter of transmittal may be directed to the Information Agent or the Depositary. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Banks and brokers call collect: (212) 269-5550

All others call toll free: (800) 431-9633